Form 10-K405, Exhibit 13
period 1996-09-30
SANMINA CORP/DE
filed 1996-12-24
CIK 897723

                                                                    EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA
Years Ended September 30,                             1996            1995            1994             1993             1992
------------------------------------------------------------------------------------------------------------------------------
In thousands, except per share amounts
Statement of Operations Data:
------------------------------------------------------------------------------------------------------------------------------
Net sales                                          $ 265,076       $ 167,787       $ 115,125        $  88,474        $  65,096
Gross profit                                          63,545          39,110          27,950           20,900           10,169
Selling, general and administrative expenses          16,593          11,752           9,240            7,830            5,911
Amortization expense                                   1,723             291             665              665              665
Write-off of goodwill                                   --              --            11,190             --               --
Provision for plant closing costs                       --              --             3,629             --                952
Operating income                                      45,229          27,067           3,226           12,405            2,641
Interest income (expense), net                            83             924             369           (2,538)          (3,916)
Income (loss) before provision for income
  taxes and extraordinary item                        45,312          27,991           3,595            9,867           (1,275)
Net income (loss)                                  $  28,095       $  16,954       $  (3,109)       $   5,097        $  (1,450)

Earnings (loss) per share - fully diluted:
Income (loss) before extraordinary item            $    1.50       $    1.00       $   (0.20)       $    0.52        $   (0.16)
Extraordinary item                                      --              --              --              (0.07)            --

Net income (loss) per share                        $    1.50       $    1.00       $   (0.20)       $    0.45        $   (0.16)
Shares used in computing per share amounts            20,812          17,392          15,488           11,448            8,932

As of September 30,          1996           1995           1994           1993           1992
-----------------------------------------------------------------------------------------------
Balance Sheet Data:
-----------------------------------------------------------------------------------------------
Working capital            $145,309       $128,904       $ 38,055       $  8,394       $  6,968
Total assets                230,541        188,106         64,467         45,553         45,768
Long-term debt               86,250         86,250           --            4,438         35,145
Stockholders' equity        103,685         67,181         46,738         26,123             86


FINANCIAL TABLE OF CONTENTS

Management's Discussion and Analysis                                         12

Statement of Financial Responsibility                                        20

Consolidated Balance Sheets                                                  21

Consolidated Statements of Operations                                        22

Consolidated Statements of Stockholders' Equity                              23

Consolidated Statements of Cash Flows                                        24

Notes to Consolidated Financial Statements                                   25

Report of Independent Public Accountants                                     30


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Sanmina Corporation ("Sanmina" or "the Company") is a leading electronics contract manufacturer providing a full spectrum of integrated electronic manufacturing services ("EMS"). Services include the manufacture of complex printed circuit board assemblies using surface mount ("SMT") and pin-through hole ("PTH") interconnection technologies, the manufacture of custom-designed backplane assemblies and subassemblies, the manufacture of complex, multi-layered printed circuit boards, the testing and assembly of electronic subsystems and systems and, through its Golden Eagle Systems ("Golden Eagle") subsidiary, the manufacture of custom cable and wire harness assemblies. In addition, EMS also involves procurement and materials management, as well as consultation regarding printed circuit board design and manufacturability. The Company provides these services to a diversified base of leading original equipment manufacturers ("OEMs") in the telecommunications, networking (data communications), industrial and medical instrumentation, and computer systems segments of the electronics industry. Principal customers include Alcatel, Bay Networks, DSC Communications, MCI Communications and Nortel (formerly Northern Telecom).

SMT and PTH printed circuit board assemblies are printed circuit boards on which various electronic components, such as integrated circuits, capacitors, microprocessors and resistors have been mounted. These assemblies are key functional elements of many types of electronic products. Backplane assemblies are large printed circuit boards on which connectors are mounted to receive and interconnect printed circuit boards, integrated circuits and other electronic components. The manufacture of SMT and PTH printed circuit board assemblies, backplanes, multi-layered printed circuit boards and other advanced interconnect products require sophisticated engineering and manufacturing expertise and equipment.

OEMs are increasingly relying on independent EMS providers, such as Sanmina, rather than captive production for their complex interconnect products. Sanmina believes that the greater reliance by OEMs on independent suppliers is due to the manufacturing specialization and expertise, responsiveness, flexibility, and shorter delivery cycles that these suppliers can provide. OEMs are requiring suppliers to provide a full range of manufacturing services. These services include quick-turnaround manufacturing and assembly, engineering support, materials procurement and handling, functional inspection and testing, and just-in-time delivery. Outsourcing to independent EMS providers allows OEMs to concentrate on their core technologies and competencies.

Sanmina's strategy is to capitalize on its capability to manufacture complex, multi-layered printed circuit boards and backplanes, as well as custom cable assemblies and wire harnesses, by providing additional value-added EMS for leading OEMs in high growth sectors of the electronics industry. This strategy has enabled Sanmina to realize relatively higher margins than many other participants in the EMS industry. Sanmina seeks to establish "partnerships" with its customers by being involved in the early stages of their product development and by providing a broad range of services.

Sanmina's strategy also involves expanding the capacity and geographic scope of its assembly capability, both through internal growth and acquisitions, in order to position itself to serve electronics industry OEMs in key geographic markets. In October 1993, Sanmina established a backplane assembly operation in Richardson, Texas in order to better serve major customers in the Dallas-Forth Worth area, and in 1995, Sanmina expanded its operation in Texas by doubling the production capacity of this facility. In October 1994, the Company acquired a 100,000 square foot, state-of-the-art EMS facility in San Jose, California. This facility now serves as the cornerstone of Sanmina's northern California EMS operations. Following the acquisition, a smaller EMS operation was consolidated with the Company's corporate headquarters at this facility in San Jose. To address the New England market, in June 1995, Sanmina acquired Assembly Solutions, Inc. ("ASI"), an EMS company in Manchester, New Hampshire. In January 1996, the New Hampshire operations were moved into a new 72,000 square foot state-of-the-art EMS facility built to the Company's specifications. In January 1996, the Company also completed the acquisition of Golden Eagle, a manufacturer of custom cable and wire harness assemblies. This acquisition further strengthened Sanmina's service offerings by allowing the Company to provide a greater portion of the value of the subsystems and systems the Company manufacturers for its customers. In November 1996, Sanmina acquired the Guntersville, Alabama and Guaymas, Mexico EMS facilities and operations of Comptronix Corporation. This acquisition provided the Company with manufacturing operations in the Huntsville, Alabama area, a major center of electronics industry activity. In the first calendar quarter of 1997, Sanmina expects to open a manufacturing facility in Dublin, Ireland to serve customers in the European market. Sanmina will continue to aggressively and opportunistically pursue future expansion opportunities in other geographic markets.

Sanmina's acquisition strategy also involves pursuing transactions in which Sanmina can obtain new customer accounts and/or acquire equipment and other assets at lower cost than otherwise available. In furtherance of this strategy, in November 1996, the Company completed the acquisition of certain assets, consisting primarily of manufacturing equipment, inventory and customer contracts of the custom manufacturing services division of Lucent Technologies, located in Greensboro, North Carolina. Most of the acquired equipment will be used to expand the capacity and capabilities of the Company's Raleigh, North Carolina and Manchester, New Hampshire facilities. The customer contracts will provide Sanmina with several key new accounts, each with growth potential.

Sanmina's manufacturing operations are conducted in twelve decentralized plants, consisting of eight EMS facilities and four printed circuit board fabrication facilities. The production expertise of some plants overlaps, which enables Sanmina to allocate production based on product type and available capacity at one or more plants. With assembly facilities located in major electronics industry centers throughout the country, including Silicon Valley, the Dallas-Forth Worth area, North Carolina's Research Triangle Park area, New England and northern Alabama, Sanmina is also able to allocate production based on the geographic location of its customers, as well as on other factors such as services or technology required or available capacity. Sanmina believes that this flexible approach differs from that of its competition. Decentralized plants allow the Company to focus on particular product types and to respond quickly to customers' specific requirements. Sanmina believes that decentralized facilities also allow it to achieve improved accountability, higher quality and better cost control. Each plant is managed as a separate profit center, and each plant manager's compensation depends, in part, upon that plant meeting quality, delivery and shipment targets. Ten of Sanmina's facilities are certified under ISO 9002, a set of standards used to document, implement and demonstrate quality management and assurance systems in manufacturing.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements regarding future events with respect to the Company. Actual events and/or future results of operations may differ materially from those contemplated by such forward-looking statements, as a result of the factors described herein, and in the documents incorporated herein by reference, including, in particular, those factors described under "Factors Affecting Operating Results."

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales.

Years Ended September 30,                     1996           1995           1994
--------------------------------------------------------------------------------
Net sales                                    100.0%         100.0%         100.0%
Cost of sales                                 76.0           76.7           75.7
Gross profit                                  24.0           23.3           24.3
Operating expenses:
 Selling, general and
   administrative expenses                     6.3            7.0            8.0
 Amortization and write-off
   of goodwill                                 0.6            0.2           10.3
 Plant closure costs                           --             --             3.2
Total operating expenses                       6.9            7.2           21.5
Operating income                              17.1           16.1            2.8
Interest income, net                           --             0.6            0.3
Provision for income taxes                     6.5            6.6            5.8
Net income (loss)                             10.6%          10.1%          (2.7)%

NET SALES Net sales in fiscal 1996 increased 58% to $265.1 million from $167.8 million in fiscal 1995. Net sales increased by 46% to $167.8 million in fiscal 1995 from $115.1 million in fiscal 1994. The increases in net sales were due primarily to increased shipments of EMS assemblies to both existing and new customers. EMS assembly revenues represented 92% of net sales in 1996 as compared to 83% in 1995 and 71% in 1994. During these periods, Sanmina's printed circuit board fabrication operations focused increasingly on manufacturing printed circuit boards used in EMS assemblies manufactured by the Company, rather than manufacturing "bare" boards for sale to third parties. Growth in EMS assembly revenues during these periods was influenced by the electronics industry trend towards outsourcing, expansion of the Company's operations, both through acquisitions and Company-originated expansions, and a generally positive economic environment in the telecommunications, networking (data communications) and industrial and medical instrumentation segments of the electronics industry. These segments continued to experience overall growth during these periods.

GROSS MARGIN Gross margin increased to 24.0% for fiscal 1996 as compared to 23.3% for fiscal 1995. The improvement in gross margin for fiscal 1996 was a result of better absorption of fixed costs due to higher sales and normal changes in product and customer mix. The Company expects gross margins to continue to fluctuate based on product mix and customer mix. Gross margins may also be adversely affected in future fiscal periods by lower gross margins at operations acquired by the Company. Gross margin decreased to 23.3% in fiscal 1995 from 24.3% for fiscal 1994. The decline in gross margin was primarily the result of the acquisition of the San Jose EMS operation in October 1994. As part of the acquisition, Sanmina assumed certain backlog obligations which, combined with the increased overhead associated with the acquisition, negatively affected gross margins during the period.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses for fiscal 1996 increased to $16.6 million from $11.8 million for fiscal 1995, but decreased as a percentage of sales. Selling, general and administrative expenses for fiscal 1995 increased to $11.8 million from $9.2 million for fiscal 1994, but decreased as a percentage of sales. The absolute dollar increases in selling, general and administrative expenses were primarily the result of increased expenditures to support higher sales volume. The percentage decreases in selling, general and administrative expenses were due to increases in sales volumes, which outpaced the Company's growth in administrative and operating expenses. This reflects the Company's strategy of seeking sales growth while maintaining or reducing operating expenses as a percentage of net sales.

Net Sales
(millions of dollars)

96
265.1

95
167.8

94
115.1

Selling, General, and Administrative Expenses
(as a percentage of net sales)


 96
6.3%

 95
7.0%

 94
8.0%


Operating Income
(as a percentage of net sales)
* includes effect of write-off of
  goodwill and provision
  for plant closing costs.

  96
17.1%

  95
16.1%

  94
 2.8%*



AMORTIZATION OF GOODWILL The Company incurred $1.7 million and $291,000 in amortization expense for fiscal years 1996 and 1995, respectively. Fiscal 1995 reflects three months of goodwill amortization expense related to the ASI acquisition. Fiscal 1996 reflects a full year of amortization for ASI and nine months of goodwill amortization related to the Golden Eagle acquisition.

WRITE-OFF OF GOODWILL In 1994, Sanmina evaluated whether it should continue to carry the unamortized goodwill which originated at its formation in 1989. As a result of this evaluation, the Company wrote off the remaining unamortized goodwill balance of $11.2 million (see Note 3 of Notes to Consolidated Financial Statements).

PROVISION FOR PLANT CLOSING COSTS In 1994, the Company recorded charges of $3.6 million related to the closure of redundant facilities, relocation of certain functions and the write-off of goodwill associated with one of the closed facilities (see Note 9 of Notes to Consolidated Financial Statements).

NET INTEREST INCOME For fiscal 1996, net interest income was $83,000 as compared to net interest income of $924,000 for fiscal 1995. The decrease in net interest income was a result of interest expense on the $86.3 million of convertible subordinated notes issued by the Company in August 1995, and lower interest rates on investments in fiscal 1996 compared to fiscal 1995. For fiscal 1995, net interest income was $924,000 as compared to net interest income of $369,000 for fiscal 1994. The increase in net interest income resulted from the Company's increased cash position as a result of cash generated through operations as well as higher interest rates on invested funds during fiscal 1995.

PROVISION FOR INCOME TAXES For fiscal 1996, 1995 and 1994, the Company's effective tax rate, excluding the write-off of goodwill previously discussed, was 38.0%, 39.4% and 40.0%, respectively. The effective rate approximates the statutory rate primarily as a result of all of the Company's operations being located within the United States. The lower rate in 1996 as compared to 1995 and 1994 reflects the increased benefit of interest earned on tax-free investments and the increased benefit derived from the Company's foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its growth primarily through cash generated from operations and financing transactions. In August 1995, the Company completed an $86.3 million private placement of convertible debt. The notes are not callable for redemption by the Company for three years and will mature in 2002.

The Company generated cash from operating activities of $26.8 million, $23.2 million and $11.8 million in fiscal years 1996, 1995 and 1994, respectively. These increases in cash generated from operations each year were primarily due to the Company's increase in profitability as a result of higher sales volume.

Cash used for investing activities, including net purchases of short-term investments, during fiscal 1996, 1995 and 1994 was $105.7 million, $14.1 million and $15.3 million, respectively. Purchases of short-term investments in 1996 (net of maturities) were $78.5 million. Investing activities during 1996 also included investments in property, plant and equipment at the Company's EMS operations in New Hampshire, Texas and North Carolina and equipment upgrades at the Company's printed circuit board fabrication facilities. Investing activities in 1995 consisted primarily of acquisitions of EMS operations in San Jose, California and Manchester, New Hampshire. Investing activities in 1994 consisted primarily of purchases of short-term investments.

Cash provided by financing activities was $1.2 million, $83.5 million and $17.5 million in 1996, 1995 and 1994, respectively. Financing activities in 1996 consisted primarily of receipt of proceeds from exercise of stock options and stock purchase rights. In 1995, the Company completed a convertible debt offering resulting in net proceeds to the Company of $83.9 million. Financing activities in 1994 consisted primarily of cash generated from the Company's November 1993 Common Stock offering.

The Company's future needs for financial resources include increases in working capital to support anticipated sales growth and investment in manufacturing facilities and equipment. Working capital was $145.3 million at September 30, 1996 and $128.9 million at September 30, 1995. The Company has evaluated and will continue to evaluate possible business acquisitions.

The Company believes that its capital resources, together with cash generated from operations, will be sufficient to meet its working capital and capital expenditure requirements through at least fiscal 1997.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" be- came effective for the Company on October 1, 1996. The Company plans to continue to account for stock based compensation arrangements under Accounting Principles Board Opinion No. 25 and to adopt the disclosure only provisions of SFAS No. 123. Accordingly, the adoption of SFAS No. 123 is not expected to have a material impact on the Company's operating results.

QUARTERLY RESULTS

The following table contains selected unaudited quarterly financial data for the eight fiscal quarters in the period ended September 30, 1996. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. The Company's results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected from any future period. In March 1996, the Company effected a two-for-one stock split in the form of a stock dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split.

Years Ended September 30,                             1996                                       1995
In thousands, except percentages and per share amounts
Quarter                                    One        Two      Three      Four        One        Two      Three       Four
-------                                    ---        ---      -----      ----        ---        ---      -----       ----
Net sales                                $52,170    $63,222   $71,182    $78,502    $34,747    $39,345   $44,589    $49,106
 Gross profit                             12,626     15,180    17,024     18,715      7,981      9,051    10,291     11,787
 Gross margin                               24.2%      24.0%     23.9%      23.8%      23.0%      23.0%     23.1%      24.0%
Operating income                           9,022     10,688    12,061     13,458      5,376      6,219     7,152      8,320
Net income                                 5,687      6,605     7,452      8,351      3,330      3,876     4,548      5,200
Net income per share (fully diluted)       $0.32    $  0.36   $  0.40    $  0.44    $  0.20    $  0.23   $  0.27    $  0.30
Shares used in computing
 per share amounts                        20,330     20,632    20,790     20,967     16,602     16,718    16,949     18,699
Common stock prices:
   High                                  $ 27.75    $ 31.50   $ 37.75    $ 40.50    $ 13.75    $ 16.75   $ 20.13    $ 24.88
   Low                                     19.75      22.00     27.00    $ 21.00      10.25      13.32     15.63    $ 19.00

FACTORS AFFECTING OPERATING RESULTS

In addition to the information set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Company's report on Form 10-K for the fiscal year ended September 30, 1996, the following factors should be carefully considered by prospective investors in the Company's securities.

DEPENDENCE ON ELECTRONICS INDUSTRY AND KEY CUSTOMERS Sanmina's customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and computer system segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Discontinuance or modification of products containing components manufactured by the Company could adversely affect the Company's results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could have a materially adverse effect on Sanmina's business, financial condition and results of operations. The Company typically does not obtain long-term volume purchase contracts from its customers and, as such, orders may be canceled and volume levels may be changed or delayed. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured.

Although Sanmina seeks to diversify its customer base, a small number of customers are responsible for a significant portion of the Company's net sales. There can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all, the Company expects to continue to depend upon its principal customers for a significant portion of its net sales. The Company's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which the Company's customers participate. The loss of one or more major customers or declines in sales to major customers could have a materially adverse effect on Sanmina's business, financial condition and results of operations.

POSSIBLE FLUCTUATIONS IN OPERATING RESULTS The Company's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Operating results are affected by a number of factors, including timing of orders from major customers, mix of products ordered by and shipped to major customers, ability to effectively manage inventory and fixed assets, timing of expenditures in anticipation of future sales, economic conditions in the electronics industry and the mix of products between backplane assemblies and printed circuit boards. Operating results can also be significantly influenced by the development and introduction of new products by the Company's customers. From time to time, the Company experiences changes in the volume of sales to each of its principal customers, and operating results may be affected on a period-to-period basis by these changes. The Company's customers generally require short delivery cycles, and a substantial portion of the Company's backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter. The Company's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. An inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on the Company's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's common stock.

COMPETITION AND TECHNOLOGICAL CHANGE The electronic interconnect products industry is highly fragmented and is characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect product market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of large manufacturers of interconnect products, and some of these have greater manufacturing and financial resources than Sanmina, as well as greater SMT assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, the Company's competitive advantages in the areas of quick-turn manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers may seek orders in the open market to fill excess capacity, thereby increasing price competition. Although the Company generally does not pursue high-volume, highly price sensitive interconnect product business, it may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with off-shore facilities where labor and other costs are lower.

RISK ASSOCIATED WITH ACQUISITIONS AND EXPANSIONS Sanmina has, for the past several fiscal years, pursued a strategy of growth through acquisitions. These acquisitions have included both acquisitions of entire companies, such as the June 1995 acquisition of Assembly Solutions in Manchester, New Hampshire and the January 1996 acquisition of Golden Eagle Systems, as well as acquisitions of selected assets, principally equipment and customer contracts and, in certain cases, facilities or facility leases. Such acquisitions include the November 1996 acquisitions of the Guntersville, Alabama and Guaymas, Mexico operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies, Inc. In addition to these acquisitions, Sanmina has also grown its operations through internal expansion, such as the opening of its Raleigh, North Carolina EMS facility and its planned Dublin, Ireland EMS facility. Acquisitions of companies and businesses and expansion of operations involves certain risks, including (i) the potential inability to successfully integrate the acquired operations and businesses or to realize anticipated synergies, economies of scale or other value, (ii) diversion of management's attention, (iii) difficulties in scaling up production at new sites and coordinating management of operations at new sites and (iv) loss of key employees of acquired operations. No assurance can be given that the Company will not incur problems in integrating the former Lucent and Comptronix operations acquired in November 1996 or any future acquisition, and there can be no assurance that these acquisitions or any future acquisition will result in a positive contribution to the Company's results of operations. Furthermore, there can be no assurance that the Company will realize value from any such acquisition which equals or exceeds the consideration paid. In addition, there can be no assurance that the Company will realize anticipated strategic and other benefits from expansion of existing operations to new sites. Any such problems could have a materially adverse effect on the Company's business, financial condition and results of operations. In addition, future acquisitions by the Company may result in diluted issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a materially adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS The Company intends to open its first overseas facility, to be located in Dublin, Ireland, in the first calendar quarter of 1997. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices and competition. There can be no assurance that the Company will realize the anticipated strategic benefits of its expansion in Ireland or that the Company's Irish operations will contribute positively to the Company's business, financial condition, or results of operations. Furthermore, difficulties encountered in scaling up production at the new Irish facility or in coordinating the Company's United States and Irish operations, as well as any failure of the Irish operations to realize anticipated revenue growth, could, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH COMPONENT SHORTAGES The Company orders materials and components based on customer orders received and accepted and seeks to minimize its inventory of materials or components that are not identified for use in filling specific orders. Materials used in manufacturing printed circuit boards are readily available on the open market and the Company has not to date experienced any significant shortages of such materials. Electronic components used by Sanmina in producing SMT and PTH assemblies and its backplane assemblies are purchased by Sanmina and, in certain circumstances, it may be required to bear the risk of component price fluctuations. In addition, shortages of certain types of electronic components have occurred in the past and may occur in the future. Component shortages or price fluctuations could have an adverse effect on the Company's SMT and PTH assemblies and its backplane assembly business, thereby adversely affecting the Company's results of operations. Due to the continued expansion of the Company's EMS and backplane assembly businesses as a percentage of the Company's net sales, component shortages and price fluctuations would adversely affect the Company's results in operations to a greater extent than in prior fiscal years.

ENVIRONMENTAL RISKS Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Maintenance of environmental controls is also important in the EMS process, notwithstanding the fact that these processes generate significantly less wastewater than the printed circuit board fabrication process. Each Sanmina plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. The Company believes that the wastewater treatment equipment in its plants is currently in compliance with environmental protection requirements in all material respects. However, there can be no assurance that a violation will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, the Company could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require the Company to cease or limit production at one or more of its facilities, thereby having an adverse impact on the Company's results of operations. Sanmina is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance and the penalties associated with violation of more stringent laws could be substantial.

LEVERAGE AND SUBORDINATION On August 16, 1995 the Company issued $86.25 million principal amount of 5.5% convertible subordinated notes due August 15, 2002 (the "Notes"). This note issuance increased Sanmina's ratio of long-term debt to total capitalization. As a result of this indebtedness, the Company's principal and interest obligations have increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Notes are convertible into Common Stock, at the option of each Note holder, at a conversion price of $28.19 per share, subject to adjustments based on certain events. The Notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. The Indenture relating to the notes does not limit the amount of future indebtedness, including senior indebtedness, that the Company can create, incur, assume or guarantee. By reason of the subordination, in the event of the Company's liquidation or dissolution, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably than the other creditors of the Company.

POSSIBLE VOLATILITY OF NOTE AND STOCK PRICE The trading price of the Notes and the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding the Company's securities and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock and the Notes. In addition, volatility in the price of the Company's Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may in the future adversely affect the price of the Notes.

To the Stockholders:

The management of Sanmina is responsible for the preparation of the accompanying consolidated financial statements. They have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, as such, include estimates and judgments of management. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements. The consolidated financial statements for the years ended September 30, 1996, 1995, and 1994 were audited by Arthur Andersen LLP, independent public accountants.

The Company maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization, and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of the system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgments. The system is monitored regularly by the Company for compliance. In addition, solely for the purposes of planning and performing its audit of the Company's consolidated financial statements, Arthur Andersen LLP obtained an understanding of, and selectively tested, certain aspects of the Company's system of internal control.

The Board of Directors has an Audit Committee comprised solely of outside directors. The Committee meets with management and the independent public accountants in connection with its review of matters relating to the annual financial statements, the Company's system of internal accounting controls and the services of the independent public accountants. Arthur Andersen LLP has full and free access to meet with the Committee, with or without management representatives present, to discuss the results of its audits, the adequacy of internal accounting controls and the quality of financial reporting.

November 1, 1996



Jure Sola                                  Randy Furr
Chairman and Chief Executive Officer       President and Chief Operating Officer

CONSOLIDATED BALANCE SHEETS

As of September 30, (in thousands, except per share amounts)             1996           1995
----------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                              $ 29,568       $107,290
Short-term investments                                                   85,374          6,817
Accounts receivable, net of allowance for
   doubtful accounts of $1,418 and $929                                  30,421         23,847
Inventories                                                              32,109         19,477
Deferred income taxes                                                     6,852          4,400
Prepaid expenses                                                            999            692
   Total current assets                                                 185,323        162,523
Property and Equipment:
Machinery and equipment                                                  47,575         28,959
Furniture and fixtures                                                      547          2,816
Leasehold improvements                                                    7,412          5,273
Land and building                                                         3,603           --
                                                                         59,137         37,048

Less: Accumulated depreciation and amortization                          24,269         18,249
   Net property and equipment                                            34,868         18,799
Other Assets:
Intangibles, net of accumulated amortization of $2,013 and $291           8,014          4,080
Deposits and other                                                        2,336          2,704
   Total assets                                                        $230,541       $188,106

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt                                      $     41       $107,275
Accounts payable                                                         24,401         21,921
Accrued compensation and related liabilities                              6,051          4,008
Other accrued liabilities                                                 4,117          3,885
Income taxes payable                                                      5,404          3,730
   Total current liabilities                                             40,014         33,619

Long-term Liabilities:
Convertible subordinated debt                                            86,250         86,250
Other liabilities                                                           592          1,056
   Total long-term liabilities                                           86,842         87,306

Commitments and Contingencies (notes 5 and 7)

Stockholders' Equity:
Preferred stock, $.01 par value:
   Authorized: 5,000 shares
   Outstanding: none                                                       --             --
Common stock, $.01 par value:
   Authorized: 75,000 shares
   Outstanding: 16,890 shares and 16,408 shares                             169          4,164
Additional paid-in capital                                               61,520         53,135
Unrealized holding gain on investments                                       19           --
Retained earnings                                                        41,977         13,882
   Total stockholders' equity                                           103,685         67,181
   Total liabilities and stockholders' equity                          $230,541       $188,106

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended September 30, (in thousands, except per share amounts)           1996             1995             1994
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $ 265,076        $ 167,787        $ 115,125
Cost of sales                                                               201,531          128,677           87,175
Gross profit                                                                 63,545           39,110           27,950

Operating Expenses:
   Selling, general and administrative                                       16,593           11,752            9,240
   Amortization of goodwill                                                   1,723          128,291           87,665
   Write-off of goodwill                                                       --               --             11,190
   Provision for plant closing costs                                           --               --              3,629
      Total operating expenses                                               18,316           12,043           24,724
Operating income                                                             45,229           27,067            3,226

Interest Income (Expense):
   Interest income                                                            5,245            1,649            9,459
   Interest expense                                                          (5,162)            (725)             (90)
      Interest income, net                                                       83          128,924           87,369

Income before provision for income taxes                                     45,312           27,991            3,595
Provision for income taxes                                                   17,217           11,037            6,704
Net income (loss)                                                         $  28,095        $  16,954        $  (3,109)

Earnings (loss) per share:
   Primary                                                                $    1.60        $    1.01        $   (0.20)
   Fully diluted                                                          $    1.50        $    1.00        $   (0.20)
Shares used in computing per share amounts:
   Primary                                                                   17,532           16,812           15,488
   Fully diluted                                                             20,812           17,392           15,488

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      Notes      Retained    Unrealized
                                              Common Stock        Additional     Receivable      Earnings       Holding
                                         ----------------------      Paid-in           from  (Accumulated       Gain on
In thousands                             Shares          Amount      Capital   Stockholders      Deficit)   Investments       Total
BALANCE AT SEPTEMBER 30, 1993            13,436       $     134    $  26,045     $     (93)     $      37       $  --     $  26,123
  Sale of common stock,
    net of issuance costs of $1,525       2,000              20       20,455          --             --            --        20,475
  Exercise of common stock options          384               4          501          --             --            --           505
  Issuance of common stock under
    employee stock purchase plan            192               2          876          --             --            --           878
  Repayment of notes receivable
    from stockholders                      --              --           --              93           --            --            93
  Income tax benefit of disqualified
    dispositions                           --              --          1,773          --             --            --         1,773
  Net loss                                 --              --           --            --           (3,109)         --        (3,109)

BALANCE AT SEPTEMBER 30, 1994            16,012             160       49,650          --           (3,072)         --        46,738
  Exercise of common stock options          248               2          911          --             --            --           913
  Issuance of common stock under
    employee stock purchase plan            148               2        1,042          --             --            --         1,044
  Income tax benefit of disqualified
    dispositions                           --              --          1,532          --             --            --         1,532
  Net income                               --              --           --            --           16,954          --        16,954

BALANCE AT SEPTEMBER 30, 1995            16,408             164       53,135          --           13,882          --        67,181
  Issuance of common stock for purchase
    of Golden Eagle Systems, Inc.           153               2        3,998          --             --            --         4,000
  Exercise of common stock options          226               2        1,596          --             --            --         1,598
  Issuance of common stock under
    employee stock purchase plan            103               1        1,490          --             --            --         1,491
  Unrealized holding gain on investments   --              --           --            --             --              19          19
  Income tax benefit of disqualified
    dispositions                           --              --          1,301          --             --            --         1,301
  Net income                               --              --           --            --           28,095          --        28,095

BALANCE AT SEPTEMBER 30, 1996            16,890       $     169    $  61,520     $    --        $  41,977       $    19   $ 103,685

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, (in thousands)                                         1996             1995             1994
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                           $  28,095        $  16,954        $  (3,109)
  Adjustments to reconcile net income (loss) to cash
    provided by operating activities:
      Depreciation and amortization                                               8,127            4,687            4,403
      Write-off of goodwill                                                        --               --             11,190
      Provision for plant closing costs                                            --               --              3,629
      Provision for doubtful accounts                                               527              361            5,271
      Loss on disposal of fixed assets                                               25             --             87,668
      Changes in operating assets and liabilities, net of acquisitions:
        Accounts receivable                                                      (3,299)          (6,092)          (5,965)
        Inventories                                                              (8,955)          (4,289)            (563)
        Prepaid expenses, deposits and other                                        257              256              (60)
        Accounts payable and accrued liabilities                                  1,550           10,304            1,866
        Income tax accounts                                                         432            1,042              150
          Cash provided by operating activities                                  26,759           23,223           11,820

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments                                          (169,739)         (13,675)         (11,170)
  Proceeds from maturity of short-term investments                               91,201           18,028             --
  Purchases of property and equipment, net of acquisitions                      (21,827)          (9,925)          (4,092)
  Purchase of certain assets of Comptronix-San Jose,
    net of liabilities assumed                                                     --             (6,241)            --
Purchase of Assembly Solutions, Inc., net of cash acquired                         --             (2,820)            --
  Purchase of Golden Eagle Systems, Inc., net of cash acquired                   (5,287)            --               --
  Proceeds from sale of equipment and leasehold improvements                       --             23,565             --
          Cash used for investing activities                                   (105,652)         (14,068)         (15,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on line of credit                                                     (1,546)            --             (4,438)
  Repayment of long-term obligations                                               (372)          (2,380)            --
  Proceeds from issuance of convertible debt, net of issuance costs                --             83,878             --
  Proceeds from sale of common stock, net of issuance costs                       3,089            1,957           21,858
  Repayment of notes receivable from stockholders                                  --               --                 93
Cash provided by financing activities                                             1,171           83,455           17,513
  Increase (decrease) in cash and cash equivalents                              (77,722)          92,610           14,071
  Cash and cash equivalents at beginning of year                                107,290           14,680              609
  Cash and cash equivalents at end of year                                    $  29,568        $ 107,290        $  14,680

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year:
    Interest                                                                  $   4,744        $  16,976        $   3,850
    Income taxes                                                              $  16,627        $  10,054        $   6,554

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION OF THE COMPANY

Sanmina Corporation (the "Company") was incorporated in Delaware in 1989 and is a leading independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services to original equipment manufacturers in the electronics industry. Sanmina's electronic assembly services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through hole interconnection technologies, the manufacture of custom-designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, the manufacture of custom cable and wire harness assemblies, and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on board design and manufacturability. The Company's manufacturing plants are located in northern California, Texas, New Hampshire, North Carolina and Alabama.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated.

USE OF ESTIMATES The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH EQUIVALENTS The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS The Company's investments are classified as "available for sale" and are recorded at their fair value, as determined by quoted market prices, with any unrealized holding gains or losses classified as a separate component of stockholders' equity. Upon sale of the investments, any previously unrealized gains or losses are recognized in results of operations. Realized gains and losses have not been material to date. As of September 30, 1996 the difference between the aggregate fair value and cost basis was an unrealized gain of $19,000. Gross unrealized gains and losses were not material at September 30, 1996 and 1995. The Company's investments mature at various dates through February 2000. However, the Company has the intent and ability to liquidate the investments prior to the maturity period and, as such, has classified its investments as short-term investments. The value of the Company's investments by major security type is as follows (in thousands):

As of September 30,                                 1996                  1995
--------------------------------------------------------------------------------
Municipal bonds                                   $ 65,434              $ 36,295
Corporate bonds                                     38,234                74,087
                                                  $103,668              $110,382

Approximately $18.3 and $103.6 million of the total investments in debt securities as of September 30, 1996 and 1995, respectively, are included in cash and cash equivalents, the remaining balance is classified as short-term investments.

INVENTORIES Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes labor, material and manufacturing overhead. The components of inventories are as follows (in thousands):

As of September 30,                                  1996                  1995
--------------------------------------------------------------------------------
Raw materials                                      $13,797               $ 7,692

Work-in-process                                     10,986                 8,206
Finished goods                                       7,326                 3,579
                                                   $32,109               $19,477

PROPERTY AND EQUIPMENT Property and equipment are stated at cost or, in the case of property and equipment acquired through business combinations, at fair value based upon the allocated purchase price at the acquisition date. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets (three to five years or twenty-five years, in the case of buildings) or, in the case of leasehold improvements, over the remaining term of the related lease, if shorter.

INTANGIBLES Intangibles arising from the Company's acquisitions (see Note 6) are amortized on a straight-line basis over the estimated useful life of five years.

REVENUE RECOGNITION The Company generally recognizes revenue from manufacturing services at the time of product shipment. Where appropriate, provisions are made at that time for estimated warranty and return costs.

NET INCOME (LOSS) PER SHARE Primary earnings per share amounts for 1996 and 1995 are computed using the weighted average number of shares of common stock and dilutive common stock equivalents (using the treasury stock method). Loss per share for 1994 is computed using the weighted average number of shares of common stock outstanding. Primary earnings (loss) per share does not assume conversion of the subordinated debentures into common shares (see Note 4). Fully diluted earnings per share assumes full conversion of the subordinated debentures into common shares and the elimination of the interest requirements, net of income taxes. Conversion of the debentures was assumed during the portion of each period that the securities were outstanding.

NEW ACCOUNTING STANDARD In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company's 1997 fiscal year. SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company plans to continue to account for stock-based compensation arrangements under APB Opinion No. 25, and therefore does not anticipate SFAS No. 123 will have a material impact on its financial position or results of operations.

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets be reviewed for impairment and, if necessary, an impairment loss be recorded whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. SFAS No. 121 is effective for fiscal year 1997. Management does not believe the adoption of SFAS No.121 will have a material effect on the financial position or results of operations of the Company.

NOTE 3.  WRITE-OFF OF GOODWILL

Annually, the Company has evaluated whether projected results of a business acquired in 1989 would support the future amortization of the remaining unamortized balance of the goodwill generated as a result of the acquisition. In the fourth quarter of fiscal 1994, such evaluation indicated that the projected results would not do so. As such, in the fourth quarter of fiscal 1994, the Company wrote-off the remaining $11.2 million of unamortized goodwill.

The projections prepared at the time of the acquisition in 1989 reflected the Company's belief at that time that it would principally be a manufacturer of third-party printed circuit boards. In 1991, the Company recognized the demand from its customers for a higher level of manufacturing services. As a result, the Company started to transition its business towards manufacturing more complex backplane assemblies and sub-assemblies and, in 1993, to electronic printed circuit board and system assembly. This change in strategy significantly affected the mix and results of business. For example, the ini-tial projections prepared in 1989 reflected a third-party printed circuit board to backplane assembly ratio (for both revenues and gross profits) of 75%/25%; the actual results in 1994 were almost the opposite, being 29%/71%. This change has resulted in non-achievement of the initial projections for third-party printed circuit boards. Additionally, revised projections prepared as of September 30, 1994 did not support the future amortization of the remaining goodwill balance.

The methodology that the Company used to assess the recoverability of goodwill was to project results of the third-party printed circuit board business forward 20 years, which represented the remaining life of the goodwill as of September 30, 1994, based on a historical trend line of actual results and its estimate of an annual decline in revenue of 11%. Variable costs (as a percentage of revenues) were assumed to decline as the capacity for third-party printed circuit boards was reduced. Such projections yielded an operating loss (on an undiscounted basis) of approximately $85 million through fiscal year 2014 (the end of the 25 year amortization period) for the Company's third-party printed circuit board fabrication business. Management of the Company believed that the projected future results were the most likely scenario. As a result, the Company did not believe that the goodwill should continue to be carried as an asset and wrote it off in the fourth quarter of fiscal 1994.

NOTE 4.  LONG-TERM DEBT

On August 16, 1995 the Company issued $86.3 million of 5.5% convertible subordinated notes due on August 15, 2002. The notes are convertible into common stock, at the option of the note holder, at a conversion price of approximately $28.19 per share, subject to adjustments in certain events. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined, of the Company. The notes are redeemable at the option of the Company on or after August 15, 1998, initially at 103.143% of the face value and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. Interest is payable semi-annually on February 15 and August 15.

NOTE 5.  COMMITMENTS

The Company leases its facilities under operating leases expiring at various dates through October 2002. These leases contain various options to renew lease terms through 2011. The Company is responsible for utilities, maintenance, insurance and property taxes under the leases. Minimum future lease payments under non-cancelable operating leases are approximately as follows (in thousands):

Years Ending September 30,
--------------------------------------------------------------------------------
1997                                                                     $2,717
1998                                                                      2,719
1999                                                                      2,066
2000                                                                      1,321
2001                                                                        486
2002                                                                        102
                                                                         ------
                                                                         $9,411
                                                                         ======

Rent expense under operating leases was approximately $2.7 million, $2.4 million, and $1.7 million for the years ended September 30, 1996, 1995 and 1994, respectively.

NOTE 6.  ACQUISITIONS

On October 14, 1994, the Company acquired substantially all of the inventory and fixed assets of the San Jose, California electronics manufacturing operations of Comptronix Corporation ("Comptronix - San Jose"). The total purchase price of this transaction (including costs associated with the transaction) was approximately $8.4 million, and was paid in cash and the assumption of certain liabilities. The acquisition was accounted for as a purchase. Accordingly, the results of operations for the year ended September 30, 1995 include the results of operations of this business from the date of acquisition forward.

In connection with the acquisition, net assets acquired were as follows (in thousands):

Inventories                                   $ 4,259
Property and other assets                       4,121
                                              -------
                                                8,380
Less: Liabilities assumed                      (2,139)
                                              -------
Net assets acquired                           $ 6,241
                                              =======

The unaudited pro forma financial information for 1994 is presented below and combines the Company's statement of operations for the year ended September 30, 1994 with Comptronix - San Jose's divisional statement of revenue and expenses before income taxes for the year ended December 31, 1993. Pro forma financial information for 1995 has not been presented as the results of operations for the acquired division for the two week period prior to the acquisition are not significant and, therefore, reported results approximate pro forma results.

Year Ended September 30, 1994 (in thousands)                         (Unaudited)
--------------------------------------------------------------------------------
Revenue                                                               $ 177,440
Net loss                                                                 (4,331)
Net loss per share                                                    $    (.28)
Weighted average common
  shares outstanding                                                     15,488

On June 1, 1995 the Company acquired all of the outstanding stock of Assembly Solutions, Inc. ("ASI"), a manufacturer of complex printed circuit board assemblies located in Manchester, New Hampshire. The purchase price was approximately $4.8 million (including costs associated with the transaction), which was paid in cash of $3.3 million and in the issuance of $1.5 million in debt.

The ASI acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of ASI since June 1995 have been included in the accompanying consolidated statements of operations. Approximately $500,000 of the purchase price was allocated to the fair market value of the net assets acquired. The remaining amount ($4.3 million) was allocated to covenants not-to-compete, which were entered into with certain key ASI employees and managers, and to goodwill. Comparative pro forma information has not been presented as the results of operations for ASI are not material to the Company's financial statements.

On January 2, 1996, the Company acquired all of the outstanding stock of Golden Eagle Systems, Inc. ("Golden Eagle"), a manufacturer of custom cable and wire harness assemblies, located in Carrollton, Texas. The total purchase price of the acquisition was approximately $10.1 million (including costs associated with the transaction), which included a cash payment of $6.1 million and the issuance of 153,290 shares of the Company's common stock. The Company may also be required to pay management bonuses of up to $4 million based upon the earnings of Golden Eagle during the two-year period of January 1, 1996 through December 31, 1997. To the extent such earnings targets are met, the bonus amounts will be charged to operations in the periods in which they are earned.

The Golden Eagle acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of Golden Eagle since January 2, 1996 have been included in the accompanying consolidated statements of operations. The excess of purchase price over the estimated fair value of the net assets acquired of approximately $5.7 million has been recorded as goodwill to be amortized on a straight-line basis over five years. Comparative pro forma information has not been presented as the results of operations for Golden Eagle are not material to the Company's financial statements.

NOTE 7. CONTINGENCIES

In 1994, the Company was served with a complaint filed in California State Court by KLA Instruments, Inc. ("KLA") against the Company and Anthem Electronics ("Anthem"). The claims arose under an agreement between KLA and Anthem in which Anthem manufactured a component sub-assembly for KLA. The Company, while not a party to the Anthem-KLA agreement, manufactured printed circuit boards used in the subassemblies. In March 1996, a settlement of this matter was reached among KLA, Anthem and Sanmina. The settlement did not have a material adverse impact on the Company's business, financial condition or results of operations.

In the normal course of business, the Company may be subject to litigation matters. The Company does not believe the ultimate resolution of any such pending or threatened litigation matters would have a material adverse effect on the Company's financial position or results of operations.

NOTE 8. STOCKHOLDERS' EQUITY

COMMON STOCK In October 1995, the Company's Board of Directors authorized an increase to the number of shares of Common Stock authorized for issuance by 51,000,000 to a total of 75,000,000 shares. In March 1996, the Company effected a two-for-one stock split payable in the form of a dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split.

STOCK OPTION PLANS In fiscal 1990, the Company adopted the 1990 Incentive Stock Plan (the "Plan") that provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of the Company's Common Stock. The Plan provides for grants at amounts not less than 100% of the fair market value of the shares on the date of the grant.

In March 1996, the Company's Board of Directors approved a 1996 Supplemental Stock Option Plan ("the "Supplemental Plan") and reserved 250,000 shares for issuance thereunder. The Supplemental Plan permits only the grant of non-statutory options and provides that options must have an exercise price at least equal to the fair market value of the Company's Common Stock on the date of the grant. Options under the Supplemental Plan may be granted to employees and consultants, except that executive officers and directors may not be granted options under the Supplemental Plan.

Options under both plans vest as determined by the Board of Directors and in no event may an option have a term exceeding ten years and one day from the date of the grant. Total shares authorized for issuance under both plans are 3,050,000, of which 239,181 are available for grant at September 30, 1996. Option activity under both plans is as follows:

                                                      Options Outstanding
                                                 ------------------------------
                                  Shares                                  Price
                               Available            Shares            Per Share
--------------------------------------------------------------------------------
BALANCE AT
  SEPTEMBER 30, 1993             194,914         1,126,280        $ 1.00-$48.50
Authorized                       457,896              --                    --
    Granted                     (478,300)          478,300        $ 8.06-$13.13
    Exercised                       --            (383,842)       $ 1.00-$48.63
    Cancelled                    198,546          (198,546)       $ 1.00-$12.88

BALANCE AT
  SEPTEMBER 30, 1994             373,056         1,022,192        $ 1.00-$13.13
Authorized                     1,000,000              --                    --
    Granted                     (887,000)          887,000        $12.13-$24.00
    Exercised                       --            (248,382)       $ 1.00-$15.50
    Cancelled                     66,696           (66,696)       $ 1.00-$12.94

BALANCE AT
  SEPTEMBER 30, 1995             552,752         1,594,114        $ 1.00-$24.00
Authorized                       250,000              --                    --
    Granted                     (685,450)          685,450        $14.00-$39.38
    Exercised                       --            (225,313)       $ 1.00-$28.50
    Cancelled                    121,879          (121,879)       $ 1.00-$28.50

BALANCE AT
  SEPTEMBER 30, 1996             239,181         1,932,372        $ 1.00-$39.38

Options exercisable at September 30, 1996 are 532,963.

1993 EMPLOYEE STOCK PURCHASE PLAN In February 1993, the Company established an employee stock purchase plan (the "1993 Plan") which provides for the issuance of up to 650,000 shares of common stock. Under the 1993 Plan, employees may purchase, on a periodic basis, a limited number of shares of common stock through payroll deductions over a six-month period. The per share purchase price is 85% of the fair market value of the stock at the beginning or end of the offering period, whichever is lower. As of September 30, 1996, 503,186 shares had been issued under the 1993 Plan.

As of September 30, 1996, the Company has reserved the following shares of authorized but unissued Common Stock:

1990 Incentive Stock Plan                                              1,922,601
1993 Employee Stock Purchase Plan                                        146,814
1996 Supplemental Stock Plan                                             248,952
                                                                       ---------
                                                                       2,318,367
                                                                       =========

NOTE 9. PROVISION FOR PLANT CLOSING COSTS

In the fourth quarter of fiscal 1994, the Company recorded a charge to operations of $3.6 million to provide for the closure of two of its facilities (one printed circuit board fabrication facility and one assembly facility) and the relocation of its corporate headquarters. These closures and relocation were prompted by the Company's acquisition in October 1994 of an electronics manufacturing facility (see Note 6) and the results of a continuing evolution of the Company's strategic direction to change from primarily a supplier of printed circuit boards to a value-added electronics manufacturer. Included in the above charge is the write-off of $2 million of goodwill related to the closure of the printed circuit board fabrication plant. This goodwill originated as part of an acquisition in 1989 (see Note 3). The remaining $1.6 million of this charge consists primarily of the costs associated with the remaining lease commitments on these facilities and the write-off of the related leasehold improvements and certain fixed assets.

NOTE 10. INCOME TAXES

The provision for income taxes consists of the following         (in thousands):

Years Ended September 30,             1996              1995              1994
--------------------------------------------------------------------------------
Federal:
  Current Payable                  $ 16,335          $ 11,100          $  5,537
  Deferred                           (1,875)           (2,261)             (315)
                                     14,460             8,839             5,222

State:
  Current Payable                     3,211             2,571             1,469
  Deferred                             (454)             (373)               13
                                      2,757             2,198             1,482

Total provision for
  income taxes                     $ 17,217          $ 11,037          $  6,704

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

Years Ended September 30,                1996            1995            1994
--------------------------------------------------------------------------------
Federal tax at statutory rate          $ 15,859        $  9,797        $  1,258
State income taxes,
   net of federal benefit                 2,225           1,596            ,216

Effect of non-deductible
  goodwill amortization
  and write-off                           3,493           2,578           5,671
Tax exempt interest income                 (359)           (335)           (116)
FSC benefit                                (355)           (236)            (78)
Tax credits                                (507)           (303)           --
Other                                      (139)           (440)           (247)
Total provision for
  income taxes                         $ 17,217        $ 11,037        $  6,704

The components of the net deferred income tax asset are as follows (in thousands):

As of September 30,                                       1996             1995
--------------------------------------------------------------------------------
Cumulative temporary differences:
State taxes                                              $  718           $  488
Accrued vacation                                            210              253
Allowance for doubtful accounts                             628              396
Depreciation                                                298              532
Inventory reserve                                         3,966            2,094
Accrued bonuses                                             380              236
Warranty reserve                                            304              346
Other                                                       780              610
Total deferred income tax asset                          $7,284           $4,955

NOTE 11.  BUSINESS SEGMENT AND CONCENTRATION OF CREDIT RISK

The Company operates in one business segment - the manufacture, testing and servicing of a full spectrum of complex printed circuit boards, custom backplane interconnect devices, and electronic assembly services. Revenue is principally derived from customers in the United States.

Sales to major customers who accounted for more than 10% of net sales were as follows:

Years Ended September 30,                1996              1995          1994
--------------------------------------------------------------------------------
Customer - A                             25.2%             21.9%         28.8%
Customer - B                               *                 *           10.9%
Customer - C                             13.2%             13.2%           *

*less than 10% of net sales

The Company's most significant credit risk is the ultimate realization of its accounts receivable. This risk is mitigated by (i) sales to well established companies, (ii) ongoing credit evaluation of its customers, and (iii) frequent contact with its customers, especially its most significant customers, thus enabling the Company to monitor current changes in business operations and to respond accordingly.

NOTE 12. SUBSEQUENT EVENTS

Effective November 1, 1996, the Company purchased the assets of Comptronix Corporation, a contract manufacturing company based in Guntersville, Alabama. The assets include Comptronix' plant and equipment located in Guntersville, its Guaymas, Mexico operations, customer contracts, inventories and accounts receivable.

Also in November 1996, Sanmina entered into an agreement to purchase substantially all of the inventory and fixed assets of the Lucent Technologies' Custom Manufacturing Services operation in Greensboro, North Carolina. The acquisition was effective November 20, 1996. The total purchase price of this transaction was $10.1 million and was paid in cash.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders' of Sanmina Corporation:

We have audited the accompanying consolidated balance sheets of Sanmina Corporation (a Delaware Corporation) and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanmina Corporation and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

San Jose, California
October 23, 1996                                   Arthur Andersen LLP