Form 10-K405/A, Exhibit 13
period 1996-09-30
SANMINA CORP/DE
filed 1997-03-25
CIK 897723

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

November 1, 1996



Jure Sola                                  Randy Furr
Chairman and Chief Executive Officer       President and Chief Operating Officer

CONSOLIDATED BALANCE SHEETS

As of September 30, (in thousands, except per share amounts)             1996           1995
----------------------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                                              $ 29,568       $107,290
Short-term investments                                                   85,374          6,817
Accounts receivable, net of allowance for
   doubtful accounts of $1,418 and $929                                  30,421         23,847
Inventories                                                              32,109         19,477
Deferred income taxes                                                     6,852          4,400
Prepaid expenses                                                            999            692
   Total current assets                                                 185,323        162,523
Property and Equipment:
Machinery and equipment                                                  47,575         28,959
Furniture and fixtures                                                      547          2,816
Leasehold improvements                                                    7,412          5,273
Land and building                                                         3,603           --
                                                                         59,137         37,048

Less: Accumulated depreciation and amortization                          24,269         18,249
   Net property and equipment                                            34,868         18,799
Other Assets:
Intangibles, net of accumulated amortization of $2,013 and $291           8,014          4,080
Deposits and other                                                        2,336          2,704
   Total assets                                                        $230,541       $188,106

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt                                      $     41       $     75
Accounts payable                                                         24,401         21,921
Accrued compensation and related liabilities                              6,051          4,008
Other accrued liabilities                                                 4,117          3,885
Income taxes payable                                                      5,404          3,730
   Total current liabilities                                             40,014         33,619

Long-term Liabilities:
Convertible subordinated debt                                            86,250         86,250
Other liabilities                                                           592          1,056
   Total long-term liabilities                                           86,842         87,306

Commitments and Contingencies (notes 5 and 7)

Stockholders' Equity:
Preferred stock, $.01 par value:
   Authorized: 5,000 shares
   Outstanding: none                                                       --             --
Common stock, $.01 par value:
   Authorized: 75,000 shares
   Outstanding: 16,890 shares and 16,408 shares                             169            164
Additional paid-in capital                                               61,520         53,135
Unrealized holding gain on investments                                       19           --
Retained earnings                                                        41,977         13,882
   Total stockholders' equity                                           103,685         67,181
   Total liabilities and stockholders' equity                          $230,541       $188,106

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended September 30, (in thousands, except per share amounts)           1996             1995             1994
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $ 265,076        $ 167,787        $ 115,125
Cost of sales                                                               201,531          128,677           87,175
Gross profit                                                                 63,545           39,110           27,950

Operating Expenses:
   Selling, general and administrative                                       16,593           11,752            9,240
   Amortization of goodwill                                                   1,723              291              665
   Write-off of goodwill                                                       --               --             11,190
   Provision for plant closing costs                                           --               --              3,629
      Total operating expenses                                               18,316           12,043           24,724
Operating income                                                             45,229           27,067            3,226

Interest Income (Expense):
   Interest income                                                            5,245            1,649              459
   Interest expense                                                          (5,162)            (725)             (90)
      Interest income, net                                                       83              924              369

Income before provision for income taxes                                     45,312           27,991            3,595
Provision for income taxes                                                   17,217           11,037            6,704
Net income (loss)                                                         $  28,095        $  16,954        $  (3,109)

Earnings (loss) per share:
   Primary                                                                $    1.60        $    1.01        $   (0.20)
   Fully diluted                                                          $    1.50        $    1.00        $   (0.20)
Shares used in computing per share amounts:
   Primary                                                                   17,532           16,812           15,488
   Fully diluted                                                             20,812           17,392           15,488

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      Notes      Retained    Unrealized
                                              Common Stock        Additional     Receivable      Earnings       Holding
                                         ----------------------      Paid-in           from  (Accumulated       Gain on
In thousands                             Shares          Amount      Capital   Stockholders      Deficit)   Investments       Total
BALANCE AT SEPTEMBER 30, 1993            13,436       $     134    $  26,045     $     (93)     $      37       $  --     $  26,123
  Sale of common stock,
    net of issuance costs of $1,525       2,000              20       20,455          --             --            --        20,475
  Exercise of common stock options          384               4          501          --             --            --           505
  Issuance of common stock under
    employee stock purchase plan            192               2          876          --             --            --           878
  Repayment of notes receivable
    from stockholders                      --              --           --              93           --            --            93
  Income tax benefit of disqualified
    dispositions                           --              --          1,773          --             --            --         1,773
  Net loss                                 --              --           --            --           (3,109)         --        (3,109)

BALANCE AT SEPTEMBER 30, 1994            16,012             160       49,650          --           (3,072)         --        46,738
  Exercise of common stock options          248               2          911          --             --            --           913
  Issuance of common stock under
    employee stock purchase plan            148               2        1,042          --             --            --         1,044
  Income tax benefit of disqualified
    dispositions                           --              --          1,532          --             --            --         1,532
  Net income                               --              --           --            --           16,954          --        16,954

BALANCE AT SEPTEMBER 30, 1995            16,408             164       53,135          --           13,882          --        67,181
  Issuance of common stock for purchase
    of Golden Eagle Systems, Inc.           153               2        3,998          --             --            --         4,000
  Exercise of common stock options          226               2        1,596          --             --            --         1,598
  Issuance of common stock under
    employee stock purchase plan            103               1        1,490          --             --            --         1,491
  Unrealized holding gain on investments   --              --           --            --             --              19          19
  Income tax benefit of disqualified
    dispositions                           --              --          1,301          --             --            --         1,301
  Net income                               --              --           --            --           28,095          --        28,095

BALANCE AT SEPTEMBER 30, 1996            16,890       $     169    $  61,520     $    --        $  41,977       $    19   $ 103,685

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, (in thousands)                                         1996             1995             1994
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                           $  28,095        $  16,954        $  (3,109)
  Adjustments to reconcile net income (loss) to cash
    provided by operating activities:
      Depreciation and amortization                                               8,127            4,687            4,403
      Write-off of goodwill                                                        --               --             11,190
      Provision for plant closing costs                                            --               --              3,629
      Provision for doubtful accounts                                               527              361              271
      Loss on disposal of fixed assets                                               25             --                  8
      Changes in operating assets and liabilities, net of acquisitions:
        Accounts receivable                                                      (3,299)          (6,092)          (5,965)
        Inventories                                                              (8,955)          (4,289)            (563)
        Prepaid expenses, deposits and other                                        257              256              (60)
        Accounts payable and accrued liabilities                                  1,550           10,304            1,866
        Income tax accounts                                                         432            1,042              150
          Cash provided by operating activities                                  26,759           23,223           11,820

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments                                          (169,739)         (13,675)         (11,170)
  Proceeds from maturity of short-term investments                               91,201           18,028             --
  Purchases of property and equipment, net of acquisitions                      (21,827)          (9,925)          (4,092)
  Purchase of certain assets of Comptronix-San Jose,
    net of liabilities assumed                                                     --             (6,241)            --
Purchase of Assembly Solutions, Inc., net of cash acquired                         --             (2,820)            --
  Purchase of Golden Eagle Systems, Inc., net of cash acquired                   (5,287)            --               --
  Proceeds from sale of equipment and leasehold improvements                       --                565             --
          Cash used for investing activities                                   (105,652)         (14,068)         (15,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on line of credit                                                     (1,546)            --             (4,438)
  Repayment of long-term obligations                                               (372)          (2,380)            --
  Proceeds from issuance of convertible debt, net of issuance costs                --             83,878             --
  Proceeds from sale of common stock, net of issuance costs                       3,089            1,957           21,858
  Repayment of notes receivable from stockholders                                  --               --                 93
Cash provided by financing activities                                             1,171           83,455           17,513
  Increase (decrease) in cash and cash equivalents                              (77,722)          92,610           14,071
  Cash and cash equivalents at beginning of year                                107,290           14,680              609
  Cash and cash equivalents at end of year                                    $  29,568        $ 107,290        $  14,680

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year:
    Interest                                                                  $   4,744        $      76        $     850
    Income taxes                                                              $  16,627        $  10,054        $   6,554

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

Options under both plans vest as determined by the Board of Directors and in no event may an option have a term exceeding ten years and one day from the date of the grant. Total shares authorized for issuance under both plans are 3,050,000, of which 239,181 are available for grant at September 30, 1996. Option activity under both plans is as follows:

                                                      Options Outstanding
                                                 ------------------------------
                                  Shares                                  Price
                               Available            Shares            Per Share
--------------------------------------------------------------------------------
BALANCE AT
  SEPTEMBER 30, 1993             194,914         1,126,280        $ 1.00-$ 8.50
Authorized                       457,896              --                    --
    Granted                     (478,300)          478,300        $ 8.06-$13.13
    Exercised                       --            (383,842)       $ 1.00-$ 8.63
    Cancelled                    198,546          (198,546)       $ 1.00-$12.88

BALANCE AT
  SEPTEMBER 30, 1994             373,056         1,022,192        $ 1.00-$13.13
Authorized                     1,000,000              --                    --
    Granted                     (887,000)          887,000        $12.13-$24.00
    Exercised                       --            (248,382)       $ 1.00-$15.50
    Cancelled                     66,696           (66,696)       $ 1.00-$12.94

BALANCE AT
  SEPTEMBER 30, 1995             552,752         1,594,114        $ 1.00-$24.00
Authorized                       250,000              --                    --
    Granted                     (685,450)          685,450        $14.00-$39.38
    Exercised                       --            (225,313)       $ 1.00-$28.50
    Cancelled                    121,879          (121,879)       $ 1.00-$28.50

BALANCE AT
  SEPTEMBER 30, 1996             239,181         1,932,372        $ 1.00-$39.38

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

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

Years Ended September 30,                1996            1995            1994
--------------------------------------------------------------------------------
Federal tax at statutory rate          $ 15,859        $  9,797        $  1,258
State income taxes,
   net of federal benefit                 2,225           1,596             216

Effect of non-deductible
  goodwill amortization
  and write-off                             493              78           5,671
Tax exempt interest income                 (359)           (335)           (116)
FSC benefit                                (355)           (236)            (78)
Tax credits                                (507)           (303)           --
Other                                      (139)            440            (247)
Total provision for
  income taxes                         $ 17,217        $ 11,037        $  6,704

The components of the net deferred income tax asset are as follows (in thousands):

As of September 30,                                       1996             1995
--------------------------------------------------------------------------------
Cumulative temporary differences:
State taxes                                              $  718           $  488
Accrued vacation                                            210              253
Allowance for doubtful accounts                             628              396
Depreciation                                                298              532
Inventory reserve                                         3,966            2,094
Accrued bonuses                                             380              236
Warranty reserve                                            304              346
Other                                                       780              610
Total deferred income tax asset                          $7,284           $4,955

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