Form 10-K405, Exhibit 13
period 1997-09-30
SANMINA CORP/DE
filed 1997-12-22
CIK 897723

                                                                    EXHIBIT 13


FINANCIAL TABLE OF CONTENTS

Selected Financial Data                         {12}

Management's Discussion and Analysis            {14}

Statement of Financial Responsibility           {21}

Consolidated Balance Sheets                     {22}

Consolidated Statements of Operations           {23}

Consolidated Statements of Stockholders' Equity {24}

Consolidated Statements of Cash Flows           {25}

Notes to Consolidated Financial Statements      {26}

Report of Independent Public Accountants        {31}

                            SELECTED FINANCIAL DATA

                                                          YEARS ENDED SEPTEMBER 30,
                                           -------------------------------------------------------
                                             1997        1996        1995        1994       1993
                                           --------    --------    --------    --------    -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA
Net sales................................  $405,212    $265,076    $167,787    $115,125    $88,474
Gross profit.............................    94,764      63,545      39,110      27,950     20,900
Selling, general and administrative
  expenses...............................    24,145      16,593      11,752       9,240      7,830
Amortization expense.....................     2,006       1,723         291         665        665
Write-off of goodwill....................        --          --          --      11,190         --
Provision for plant closing costs........     1,332          --          --       3,629         --
Operating income.........................    67,281      45,229      27,067       3,225     12,405
Interest income (expense), net...........      (228)         83         924         369     (2,538)
Income (loss) before provision for income
  taxes and extraordinary item...........    67,053      45,312      27,991       3,595      9,867
Net income (loss)........................  $ 40,902    $ 28,095    $ 16,954    $ (3,109)   $ 5,097
                                           ========    ========    ========    ========    =======
Earnings (loss) per share:
Income (loss) before extraordinary
  item...................................  $   2.03    $   1.50    $   1.00    $  (0.20)   $  0.52
Extraordinary item.......................        --          --          --          --      (0.07)
Net income (loss) per share -- fully
  diluted................................  $   2.03    $   1.50    $   1.00    $  (0.20)   $  0.45
Shares used in computing per share
  amounts................................    21,701      20,812      17,392      15,488     11,448
                                           ========    ========    ========    ========    =======

                                                             AS OF SEPTEMBER 30,
                                            ------------------------------------------------------
                                              1997        1996        1995       1994       1993
                                            --------    --------    --------    -------    -------
BALANCE SHEET DATA
Working capital...........................  $173,977    $145,309    $128,904    $38,055    $ 8,394
Total assets..............................   303,017     230,541     188,106     64,467     45,553
Long-term debt............................    86,250      86,250      86,250         --      4,438
Stockholders' equity......................   155,883     103,685      67,181     46,738     26,123
                                            ========    ========    ========    =======    =======


                            Sanmina Corporation (12)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Sanmina Corporation ("Sanmina" or the "Company") is a leading independent provider of customized integrated electronics manufacturing services ("EMS"), including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers ("OEM") in the electronics industry. Sanmina's electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount ("SMT") and pin through-hole ("PTH") interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layer printed circuit boards and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturability. Sanmina, through its Golden Eagle Systems ("Golden Eagle") subsidiary, which was acquired in January 1996, also manufactures custom cable assemblies for electronics industry OEMs.

Sanmina's fabrication and assembly plants are located in Northern California, Richardson, Texas, Manchester, New Hampshire, Durham, North Carolina, and Guntersville, Alabama. Golden Eagle's manufacturing facility is located in Carrollton, Texas. In addition, as a result of Sanmina's recent acquisition of Elexsys International, Inc. ("Elexsys"), Sanmina has added new fabrication and assembly plants in Northern California, Southern California, Nashua, New Hampshire and Peterborough, England. Sanmina has also recently expanded its operations internationally with the opening of a new facility in Dublin, Ireland in June 1997.

Sanmina has pursued, and intends to continue to pursue, business acquisition opportunities, particularly when these opportunities have the potential to enable Sanmina to increase its net sales while maintaining operating margin, to access new geographic markets, to implement Sanmina's vertical integration strategy and/or to obtain facilities and equipment on terms more favorable than those generally available in the market. In this regard, on July 22, 1997, Sanmina entered into an Agreement and Plan of Merger with Elexsys providing for the acquisition of Elexsys by Sanmina in a stock-for-stock merger transaction under which each share of Elexsys Common Stock would be converted into 0.33 shares of Sanmina Common Stock. The acquisition was completed on November 6, 1997.

This report contains forward-looking statements within the meaning of Section 72A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events and/or future results of operations may differ materially from those contemplated by such forward-looking statements, as a result of the factors described herein, including, in particular, those factors described under "Factors Affecting Operating Results."

RESULTS OF OPERATION

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales.

                                                     Years Ended September 30,
                                          ------------------------------------
                                           1997           1996           1995
                                          ------         ------         ------
Net sales                                 100.0%         100.0%         100.0%
Cost of sales                              76.6           76.0           76.7
Gross profit                               23.4           24.0           23.3
Operating expenses:
   Selling, general and
     administrative expenses                6.0            6.3            7.0
   Amortization of goodwill                 0.5            0.6            0.2
   Plant closure costs                      0.3             --             --
Total operating expenses                    6.8            6.9            7.2
Operating income                           16.6           17.1           16.1
Interest income, net                         --             --            0.6
Provision for income taxes                  6.5            6.5            6.6
Net income                                 10.1%          10.6%          10.1%

Net Sales Net sales in fiscal 1997 increased 53% to $405.2 million from $265.1 million in fiscal 1996 which was an increase of 58% from fiscal 1995 sales of $167.8 million. The increase in net sales for fiscal 1997 was the result of increased volumes of business from established customers, the addition of several new major customers during the year and the addition of customers resulting from two acquisitions completed during November 1996. The increase in net sales for fiscal 1996 was the result of increased volumes of business from established customers, the addition of new customers during the year and the addition of customers resulting from the acquisition of Golden Eagle in January 1996. EMS assembly revenues represented 95% of net sales in 1997 as compared to 92% in 1996


                            Sanmina Corporation (14)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


and 83% in 1995. During these periods, Sanmina's printed circuit board fabrication operations focused increasingly on manufacturing printed circuit boards used in EMS assemblies manufactured by the Company, rather than manufacturing "bare" boards for sale to third parties. Growth in EMS assembly revenues during these periods was influenced by the electronics industry trend towards outsourcing, expansion of the Company's operations, both through acquisitions and Company-originated expansions and a generally positive economic environment in the telecommunications, networking (data communications) and industrial and medical instrumentation segments of the electronics industry. These segments continued to experience overall growth during these periods.

Gross Margin Gross margin was 23.4%, 24.0% and 23.3% in fiscal 1997, 1996 and 1995 respectively. The changes in gross margin are principally attributable to normal changes in the mix of products shipped to certain customers and changes in the customer mix. The Company expects gross margins to continue to fluctuate based on product mix and customer mix. Gross margins may also be adversely affected in future fiscal periods by lower gross margins at operations acquired by the Company, including the former Elexsys operations.

Selling, General and Administrative Expenses Selling, general and administrative expenses for fiscal 1997, 1996 and 1995 increased to $24.1 million, $16.6 million and $11.8 million respectively, but decreased as a percentage of sales in each of those years. The absolute dollar increases were primarily the result of increased expenditures to support higher sales volume. The percentage decreases were due to increases in sales volumes, which outpaced the Company's growth in administrative and operating expenses. This reflects the Company's strategy of seeking sales growth while maintaining or reducing operating expenses as a percentage of net sales.

Amortization of Goodwill The Company recorded $2.0 million and $1.7 million in amortization expense for fiscal years 1997 and 1996, respectively. Fiscal 1997 reflects a full year of amortization for both ASI and Golden Eagle. Fiscal 1996 reflects a full year of amortization for ASI and nine months of goodwill amortization related to the Golden Eagle acquisition.

Provision for Plant Closing Costs In 1997, the Company recorded a charge to operations of approximately $1.3 million related to the closure of one of its printed circuit board fabrication facilities. This closure is a result of a continuing evolution of the Company's strategic direction to change from primarily a supplier of printed circuit boards to a value added electronics manufacturer. The charge consists primarily of the costs associated with the remaining lease commitments on the facility and the write-off of certain property, plant and equipment.

Net Interest Income (Expense) In fiscal 1997, net interest expense was $.2 million as compared to net interest income of $.1 million and $.9 million in fiscal 1996 and 1995 respectively. For fiscal 1997, the decrease in net interest income was a result of a decrease in short-term investments. For fiscal 1996, the decrease in net interest income was a result of interest expense on the $86.3 million of convertible subordinated notes issued by the Company in August 1995, and lower interest rates on investments in fiscal 1996 compared to fiscal 1995.

Provision for Income Taxes For fiscal 1997, 1996 and 1995, the Company's effective tax rate was 39.0%, 38.0% and 39.4%, respectively. The effective rate approximates the statutory rate primarily as a result of substantially all of the Company's operations being located within the United States. The lower rate in 1996 as compared to 1995 reflects the increased benefit of interest earned on tax-free investments.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its growth primarily through cash generated from operations and financing transactions. In August 1995, the Company completed an $86.3 million private placement of convertible debt. The notes are callable for redemption by the Company in 1998 and will mature in 2002.

The Company generated cash from operating activities of $48.4 million, $26.8 million and $23.2 million in fiscal years 1997, 1996 and 1995, respectively. These increases in cash generated from operations were primarily due to the Company's increase in profitability.

Cash used for investing activities, including net purchases of short-term investments, during fiscal 1997, 1996 and 1995 was $43.2 million, $105.7 million and $14.1 million, respectively. Investing


                            Sanmina Corporation (15)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


activities during fiscal year 1997 primarily relate to the November 1996 acquisition of the assets of the former Comptronix Corporation for which the Company paid cash of approximately $17.6 million and investment in property, plant, and equipment of $30.2 million. Purchases of short-term investments in 1996 (net of maturities) were $78.5 million. Investing activities during 1996 also included investments in property, plant and equipment at the Company's EMS operations in New Hampshire, Texas and North Carolina and equipment upgrades at the Company's printed circuit board fabrication facilities. Investing activities in 1995 consisted primarily of acquisitions of EMS operations in California and New Hampshire.

Cash provided by financing activities was $6.7 million, $1.2 million and $83.5 million in fiscal 1997, 1996 and 1995, respectively. Financing activities in fiscal 1997 and 1996 consisted primarily of receipt of proceeds from exercise of stock options and stock purchase rights. In 1995, the Company completed a convertible debt offering resulting in net proceeds to the Company of $83.9 million.

The Company's future needs for financial resources include increases in working capital to support anticipated sales growth and investment in manufacturing facilities and equipment. Working capital was $174.0 million at September 30, 1997 and $145.3 million at September 30, 1996. The Company has evaluated and will continue to evaluate possible business acquisitions.

The Company believes that its capital resources, together with cash generated from operations, will be sufficient to meet its working capital and capital expenditure requirements through at least fiscal 1998. The Company may seek to raise additional capital through the issuance of either debt or equity securities. Debt financing may require the Company to pledge assets as collateral and comply with financial ratios and covenants. Equity financing may result in dilution to stockholders.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") which is required to be adopted by the Company in its first quarter of fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate earnings per share amounts for all prior periods. The Company does not expect the effect of adopting SFAS 128 to have a material impact on earnings per share.

QUARTERLY RESULTS

The following table contains selected unaudited quarterly financial data for the eight fiscal quarters in the period ended September 30, 1997. In management's opinion, the unaudited quarterly data has been prepared on the same basis as the audited annual information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. The Company's results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected from any future period.

                                                                                                    Years Ended September 30,
                                        -------------------------------------------------------------------------------------
(in thousands, except percentages and per share amounts)    1997                                      1996
-----------------------------------------------------------------------------------------------------------------------------
Quarter                                   First     Second      Third     Fourth      First     Second      Third     Fourth
-------                                 --------   --------   --------   --------   --------   --------   --------   --------
Net sales                               $ 88,868   $ 96,700   $105,406   $114,238   $ 52,170   $ 63,222   $ 71,182   $ 78,502
   Gross profit                           21,063     22,705     24,573     26,423     12,626     15,180     17,024     18,715
   Gross margin                             23.7%      23.5%      23.3%      23.1%      24.2%      24.0%      23.9%      23.8%
Operating income                          15,161     16,408     17,822     17,890      9,022     10,688     12,061     13,458
Net income                                 9,174      9,913     10,820     10,995      5,687      6,605      7,452      8,351
Net income per share (fully diluted)    $   0.47   $   0.50   $   0.54   $   0.54   $   0.32   $   0.36   $   0.40   $   0.44
Shares used in computing
   per share amounts                      21,267     21,271     21,547     21,814     20,330     20,632     20,790     20,967
Common stock prices:
   High                                 $  55.00   $  64.00   $  66.00   $  90.13   $  27.75   $  31.50   $  37.75   $  40.50
   Low                                     38.13      40.13      43.75   $  61.09      19.75      22.00      27.00   $  21.00
                                        ========   ========   ========   ========   ========   ========   ========   ========


                            Sanmina Corporation (16)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


FACTORS AFFECTING OPERATING RESULTS

In addition to the information set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Company's report on Form 10-K for the fiscal year ended September 30, 1997, the following factors should be carefully considered by prospective investors in the Company's securities.

Dependence on Electronics Industry and Key Customers. Sanmina's customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and computer system segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Discontinuance or modification of products containing components manufactured by the Company could adversely affect the Company's results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could have a materially adverse effect on Sanmina's business, financial condition and results of operations. The Company typically does not obtain long-term volume purchase contracts from its customers and, as such, orders may be canceled and volume levels may be changed or delayed. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured.

Although Sanmina seeks to diversify its customer base, a small number of customers are responsible for a significant portion of the Company's net sales. For fiscal 1997, sales to DSC represented more than 10% of the Company's net sales. For fiscal 1996, sales to DSC Communications and Alcatel represented more than 10% of the Company's net sales. In addition, during fiscal 1997 and 1996, sales to Sanmina's ten largest customers accounted for 63% and 65% respectively, of Sanmina's net sales. There can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all. The Company expects to continue to depend upon its principal customers for a significant portion of its net sales. The Company's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which the Company's customers participate. The loss of one or more major customers or declines in sales to major customers could have a materially adverse effect on Sanmina's business, financial condition and results of operations.

Possible Fluctuations in Operating Results. The Company's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Operating results are affected by a number of factors, including timing of orders from major customers, mix of products ordered by and shipped to major customers, ability to effectively manage inventory and fixed assets, timing of expenditures in anticipation of future sales, economic conditions in the electronics industry and the mix of products between backplane assemblies and printed circuit boards. Operating results can also be significantly influenced by the development and introduction of new products by the Company's customers. From time to time, the Company experiences changes in the volume of sales to each of its principal customers, and operating results may be affected on a period-to-period basis by these changes. The Company's customers generally require short delivery cycles, and a substantial portion of the Company's backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter. The Company's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. An inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on the Company's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's common stock.

Competition and Technological Change. The electronic interconnect products industry is highly fragmented and is characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect product market, which is also


                            Sanmina Corporation (17)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


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

Risk Associated with Acquisitions and Expansions. Sanmina has, for the past several fiscal years, pursued a strategy of growth through acquisitions. These acquisitions have included both acquisitions of entire companies, such as the June 1995 acquisition of Assembly Solutions, the January 1996 acquisition of Golden Eagle Systems, and the November 1997 acquisition of Elexsys International as well as acquisitions of selected assets, principally equipment and customer contracts and, in certain cases, facilities or facility leases. Such acquisitions include the November 1996 acquisitions of the Guntersville, Alabama and Guaymas, Mexico operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies, Inc. In addition to these acquisitions, Sanmina has also grown its operations through internal expansion, such as the opening of its Durham, North Carolina EMS facility and its Dublin, Ireland EMS facility. Acquisitions of companies and businesses and expansion of operations involves certain risks, including (i) the potential inability to successfully integrate the acquired operations and businesses or to realize anticipated synergies, economies of scale or other value, (ii) diversion of management's attention, (iii) difficulties in scaling up production at new sites and coordinating management of operations at new sites and (iv) loss of key employees of acquired operations. No assurance can be given that the Company will not incur problems in integrating the former Elexsys operations acquired in November 1997 or any future acquisitions, and there can be no assurance that these acquisitions or any future acquisition will result in a positive contribution to the Company's results of operations. Furthermore, there can be no assurance that the Company will realize value from any such acquisition which equals or exceeds the consideration paid. In particular, the acquisition of Elexsys is the largest single acquisition undertaken by Sanmina to date, and the successful combination of Sanmina and Elexsys will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, Elexsys' activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could have an adverse impact on Sanmina's ability to realize the anticipated benefits of the Merger, and there can be no assurance that any such benefits will be realized. In addition, there can be no assurance that the Company will realize anticipated strategic and other benefits from expansion of existing operations to new sites. Any such problems could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with International Operations. The Company opened its first overseas facility, located in Dublin, Ireland, in June of 1997. In addition, the Company has recently obtained a printed circuit board fabrication facility in Peterborough, England as a result of the acquisition of Elexsys. A number of risks are inherent in international operations and transactions. International sales and


                            Sanmina Corporation (18)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices and competition. There can be no assurance that the Company will realize the anticipated strategic benefits of its expansion in Ireland or that the Company's international operations will contribute positively to the Company's business, financial condition or results of operations. Furthermore, difficulties encountered in scaling up production at the new Irish facility or in coordinating the Company's United States and international operations, as well as any failure of the Irish operations to realize anticipated revenue growth, could, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Component Shortages. The Company orders materials and components based on customer orders received and accepted and seeks to minimize its inventory of materials or components that are not identified for use in filling specific orders. Materials used in manufacturing printed circuit boards are readily available on the open market and the Company has not to date experienced any significant shortages of such materials. Electronic components used by Sanmina in producing SMT and PTH assemblies and its backplane assemblies are purchased by Sanmina and, in certain circumstances, it may be required to bear the risk of component price fluctuations. In addition, shortages of certain types of electronic components have occurred in the past and may occur in the future. Component shortages or price fluctuations could have an adverse effect on the Company's SMT and PTH assemblies and its backplane assembly business, thereby adversely affecting the Company's results of operations. Due to the continued expansion of the Company's EMS and backplane assembly businesses as a percentage of the Company's net sales, component shortages and price fluctuations would adversely affect the Company's results of operations to a greater extent than in prior fiscal years.

Environmental Risks Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Maintenance of environmental controls is also important in the EMS process, notwithstanding the fact that these processes generate significantly less wastewater than the printed circuit board fabrication process. Each Sanmina plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. The Company believes that the wastewater treatment equipment in its plants is currently in compliance with environmental protection requirements in all material respects. However, there can be no assurance that a violation will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, the Company could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require the Company to cease or limit production at one or more of its facilities, thereby having an adverse impact on the Company's results of operations. Sanmina is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance and the penalties associated with violation of more stringent laws could be substantial.

In addition, Elexsys is currently involved in environmental testing and related remediation activities at certain of its facilities' locations and could be required by regulatory authorities to undertake additional remediation activities, including groundwater and soil remediation. Costs associated with such remediation activities could be substantial and could have a material adverse effect on the business, financial condition and results of operations of Sanmina.

Leverage and Subordination. On August 16, 1995 the Company issued $86.25 million principal amount of 5.5% convertible subordinated notes due August 15, 2002 (the "Notes"). This note issuance increased Sanmina's ratio of long-term debt to total capitalization. As a result of this indebtedness, the Company's principal and


                            Sanmina Corporation (19)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


interest obligations have increased substantially. In addition, Elexsys had $22 million of long-term obligations outstanding as of its September 1997 fiscal year end. As a result, the acquisition of Elexsys has increased Sanmina's leverage. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Notes are convertible into Common Stock, at the option of each Note holder, at a conversion price of $28.19 per share, subject to adjustments based on certain events. The Notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. The Indenture relating to the notes does not limit the amount of future indebtedness, including senior indebtedness, that the Company can create, incur, assume or guarantee. By reason of the subordination, in the event of the Company's liquidation or dissolution, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably than the other creditors of the Company.

Possible Volatility of Note and Stock Price. The trading price of the Notes and the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding the Company's securities and other factors. In addition, the stock market in recent years has experienced price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock and the Notes. In addition, volatility in the price of the Company's Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may in the future adversely affect the price of the Notes.





                               [NET SALES GRAPH]
              [SELLING, GENERAL AND ADMINISTRATIVE EXPENSES GRAPH]
                            [OPERATING INCOME GRAPH]


                            Sanmina Corporation (20)

STATEMENT OF FINANCIAL RESPONSIBILITY


To The Stockholders:

The management of Sanmina is responsible for the preparation of the accompanying consolidated financial statements. They have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, as such, include estimates and judgments of management. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements. The consolidated financial statements for the years ended September 30, 1997, 1996, and 1995 were audited by Arthur Andersen LLP, independent public accountants.

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


November 1, 1997


/s/ JURE SOLA                    /s/ RANDY W. FURR                         /s/ BERNARD J. WHITNEY
Jure Sola                        Randy W. Furr                             Bernard J. Whitney
Chairman of the Board and        President and Chief Operating Officer     Vice President and Chief Financial Officer
Chief Executive Officer


                            Sanmina Corporation (21)

CONSOLIDATED BALANCE SHEETS


                                                                       As of September 30,
                                                                    ----------------------
(in thousands, except per share amounts)                                1997          1996
                                                                    --------      --------

ASSETS
Current Assets:
   Cash and cash equivalents                                        $ 41,447      $ 29,568
   Short-term investments                                             80,804        85,374
   Accounts receivable, net of allowance for
     doubtful accounts of $2,244 and $1,418                           51,329        30,421
   Inventories                                                        49,508        32,109
   Deferred income taxes                                               9,115         6,852
   Prepaid expenses                                                    2,106           999
                                                                    --------      --------
        Total current assets                                         234,309       185,323
                                                                    --------      --------
Property and equipment:
   Land and buildings                                                  9,984         3,603
   Machinery and equipment                                            71,113        47,575
   Furniture and fixtures                                                598           547
   Leasehold improvements                                             14,062         7,412
                                                                    --------      --------
                                                                      95,757        59,137
Less: Accumulated depreciation and amortization                       34,605        24,269
                                                                    --------      --------
        Net property and equipment                                    61,152        34,868
                                                                    --------      --------

Goodwill, net of accumulated amortization of $4,018 and $2,013         6,009         8,014
Deposits and other                                                     1,547         2,336
                                                                    --------      --------
        Total assets                                                $303,017      $230,541
                                                                    ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Current portion of long-term debt                                $     52      $     41
   Accounts payable                                                   42,649        24,401
   Accrued compensation and related liabilities                        8,032         6,051
   Other accrued liabilities                                           7,382         4,117
   Income taxes payable                                                2,217         5,404
                                                                    --------      --------
        Total current liabilities                                     60,332        40,014
                                                                    --------      --------

Long-term liabilities:
   Convertible subordinated debt                                      86,250        86,250
   Other liabilities                                                     552           592
                                                                    --------      --------
        Total long-term liabilities                                   86,802        86,842
                                                                    --------      --------

Commitments and contingencies (note 4)

Stockholders' Equity:
   Preferred stock, $.01 par value:
     Authorized: 5,000 shares
     Outstanding: none                                                    --            --
   Common stock, $.01 par value:
     Authorized: 75,000 shares
     Outstanding: 17,318 shares and 16,890 shares                        173           169
   Additional paid-in capital                                         72,770        61,520
   Unrealized holding gain on investments                                 61            19
   Retained earnings                                                  82,879        41,997
                                                                    --------      --------
        Total stockholders' equity                                   155,883       103,685
                                                                    --------      --------
        Total liabilities and stockholders' equity                  $303,017      $230,541
                                                                    ========      ========


See accompanying notes.


                            Sanmina Corporation (22)

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                 Years Ended September 30,
                                                 -----------------------------------------
(in thousands, except per share amounts)              1997            1996            1995
                                                 ---------       ---------       ---------

Net sales                                        $ 405,212       $ 265,076       $ 167,787
Cost of sales                                      310,448         201,531         128,677
                                                 ---------       ---------       ---------
        Gross profit                                94,764          63,545          39,110
                                                 ---------       ---------       ---------

Operating expenses:
   Selling, general and administrative              24,145          16,593          11,752
   Amortization of goodwill                          2,006           1,723             291
   Provision for plant closing costs                 1,332              --              --
                                                 ---------       ---------       ---------
        Total operating expenses                    27,483          18,316          12,043
                                                 ---------       ---------       ---------
        Operating income                            67,281          45,229          27,067

Interest income (expense):
   Interest income                                   4,883           5,245           1,649
   Interest expense                                 (5,111)         (5,162)           (725)
                                                 ---------       ---------       ---------
        Interest income (expense), net                (228)             83             924
                                                 ---------       ---------       ---------
Income before provision for income taxes            67,053          45,312          27,991
Provision for income taxes                          26,151          17,217          11,037
                                                 ---------       ---------       ---------
        Net income                               $  40,902       $  28,095       $  16,954
                                                 =========       =========       =========
Earnings per share:
   Primary                                       $    2.23       $    1.60       $    1.01
   Fully diluted                                      2.03            1.50            1.00
Shares used in computing per share amounts:
   Primary                                          18,369          17,532          16,812
   Fully diluted                                    21,701          20,812          17,392


See accompanying notes.


                            Sanmina Corporation (23)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                          Unrealized
                                                          Common Stock      Additional       Holding
                                                      --------------------     Paid-in       Gain on    Retained
(in thousands)                                         Shares      Amount      Capital   Investments    Earnings       Total
                                                      --------    --------  ----------   -----------    --------     --------

BALANCE AT SEPTEMBER 30, 1994                           16,012    $    160    $ 49,650           $--    $ (3,072)    $ 46,738
   Exercise of common stock options                        248           2         911            --          --          913
   Issuance of common stock under
     employee stock purchase plan                          148           2       1,042            --          --        1,044
   Income tax benefit of disqualified dispositions          --          --       1,532            --          --        1,532
   Net income                                               --          --          --            --      16,954       16,954
                                                        ------    --------    --------           ---    --------     --------

BALANCE AT SEPTEMBER 30, 1995                           16,408         164      53,135            --      13,882       67,181
   Issuance of common stock for purchase
     of Golden Eagle Systems, Inc.                         153           2       3,998            --          --        4,000
   Exercise of common stock options                        226           2       1,596            --          --        1,598
   Issuance of common stock under
     employee stock purchase plan                          103           1       1,490            --          --        1,491
   Unrealized holding gain on investments                   --          --          --            19          --           19
   Income tax benefit of disqualified dispositions          --          --       1,301            --          --        1,301
   Net income                                               --          --          --            --      28,095       28,095
                                                        ------    --------    --------           ---    --------     --------

BALANCE AT SEPTEMBER 30, 1996                           16,890         169      61,520            19      41,977      103,685
   Exercise of common stock options                        333           3       4,789            --          --        4,792
   Issuance of common stock under
     employee stock purchase plan                           95           1       2,288            --          --        2,289
   Unrealized holding gain on investments                   --          --          --            42          --           42
   Income tax benefit of disqualified dispositions          --          --       4,173            --          --        4,173
   Net income                                               --          --          --            --      40,902       40,902
                                                        ------    --------    --------           ---    --------     --------
BALANCE AT SEPTEMBER 30, 1997                           17,318    $    173    $ 72,770           $61    $ 82,879     $155,883
                                                        ======    ========    ========           ===    ========     ========


See accompanying notes.


                            Sanmina Corporation (24)

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          Years Ended September 30,
                                                                                    -------------------------------------
(in thousands)                                                                         1997          1996          1995
                                                                                    ---------     ---------     ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                       $  40,902     $  28,095     $  16,954
   Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation and amortization                                                     12,878         8,127         4,687
     Provision for plant closing costs                                                  1,332            --            --
     Provision for doubtful accounts                                                      826           527           361
     Loss on disposal of fixed assets                                                     124            25            --
     Changes in operating assets and liabilities, net of acquisitions:
        Accounts receivable                                                           (16,705)       (3,299)       (6,092)
        Inventories                                                                   (11,883)       (8,955)       (4,289)
        Prepaid expenses, deposits and other                                             (751)          257           256
        Accounts payable and accrued liabilities                                       22,173         1,550        10,304
        Income tax accounts                                                              (542)          432         1,042
                                                                                    ---------     ---------     ---------
         Cash provided by operating activities                                        48,354        26,759        23,223
                                                                                    ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of short-term investments                                               (123,416)     (169,739)      (13,675)
   Proceeds from maturity of short-term investments                                   128,028        91,201        18,028
   Purchases of property and equipment, net of acquisitions                           (30,181)      (21,827)       (9,925)
   Purchase of certain assets of Comptronix, net of liabilities assumed               (17,645)           --        (6,241)
   Purchase of Assembly Solutions, Inc., net of cash acquired                              --            --        (2,820)
   Purchase of Golden Eagle Systems, Inc., net of cash acquired                            --        (5,287)           --
   Proceeds from sale of equipment and leasehold improvements                              --            --           565
                                                                                    ---------     ---------     ---------
          Cash used for investing activities                                          (43,214)     (105,652)      (14,068)
                                                                                    ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on line of credit                                                              --        (1,546)           --
   Repayment of long-term obligations                                                    (342)         (372)       (2,380)
   Proceeds from issuance of convertible debt, net of issuance costs                       --            --        83,878
   Proceeds from sale of common stock, net of issuance costs                            7,081         3,089         1,957
                                                                                    ---------     ---------     ---------
          Cash provided by financing activities                                         6,739         1,171        83,455
                                                                                    ---------     ---------     ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       11,879       (77,722)       92,610

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         29,568       107,290        14,680
                                                                                    ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $  41,447     $  29,568     $ 107,290
                                                                                    =========     =========     =========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                                                       $   4,777     $   4,744     $      76
     Income taxes                                                                   $  27,995     $  16,627     $  10,054


See accompanying notes.


                            Sanmina Corporation (25)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


{NOTE 1} ORGANIZATION OF THE COMPANY

Sanmina Corporation (the "Company") was incorporated in Delaware in 1989 and is a leading independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services to original equipment manufacturers. Sanmina's services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through hole interconnection technologies, custom-designed backplane assemblies, complex multi-layered printed circuit boards, custom cable and wire harness assemblies and the testing and assembly of completed systems. In addition Sanmina provides procurement and materials management, as well as consultation on board design and manufacturability. The Company's manufacturing plants are located in California, Texas, New Hampshire, North Carolina, Alabama, and Ireland.

{NOTE 2} SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments. The Company's investments are classified as available for sale and are recorded at their fair value, as determined by quoted market prices, with any unrealized holding gains or losses classified as a separate component of stockholders' equity. Upon sale of the investments, any previously unrealized gains or losses are recognized in results of operations. Realized gains and losses have not been material to date. As of September 30, 1997 the difference between the aggregate fair value and cost basis was a net unrealized gain of $61,000. The Company's investments mature at various dates through February 2003. However, the Company has the intent and ability to liquidate the investments prior to the maturity period and, as such, has classified its investments as short-term investments. The value of the Company's investments by major security type is as follows (in thousands):


                                As of September 30,
                              ---------------------
                                   1997        1996
                              ---------    --------
Municipal bonds               $  56,331    $ 65,434
Corporate bonds                  43,928      38,234
                              ---------    --------
                              $ 100,259    $103,668
                              =========    ========

Approximately $19.5 and $18.3 million of the total investments in debt securities as of September 30, 1997 and 1996, respectively, are included in cash and cash equivalents; the remaining balance is classified as short-term investments.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes labor, material and manufacturing overhead. The components of inventories are as follows (in thousands):

                                As of September 30,
                              ---------------------
                                   1997        1996
                              ---------    --------
Raw materials                 $  30,331   $  13,797
Work-in-process                   8,628      10,986
Finished goods                   10,549       7,326
                              ---------    --------
                              $  49,508   $  32,109
                              =========    ========

Property and Equipment. Property and equipment are stated at cost or, in the case of property and equipment acquired through business combinations, at fair value based upon the allocated purchase price at the acquisition date. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets (three to five years or twenty-five years, in the case of buildings). Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

Goodwill. Goodwill arising from the Company's acquisitions (see Note 5) is amortized on a straight-line basis over an estimated useful life of five years.

Revenue Recognition. The Company generally recognizes revenue from manufacturing services at the time of product shipment. Where appropriate, provisions are made at that time for estimated warranty and return costs.

Net Income Per Share. Primary earnings per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents (using the treasury stock method). Primary earnings per share does not assume conversion of the subordinated debentures into common shares (see Note 3). Fully diluted earnings per share assumes full conversion of the subordinated debentures into common shares and the elimination of the interest requirements, net of income taxes. Conversion of the debentures was assumed during the portion of each period that the securities were outstanding.


                            Sanmina Corporation (26)

Stock-Based Compensation. Effective October 1, 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company continues to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans.

New Accounting Standards. In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which is required to be adopted by the Company in its first quarter of fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The Company does not expect the effect of adopting SFAS 128 to have a material impact on earnings per share.

In February 1997, FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," which will be adopted by the Company in fiscal 1999. SFAS 129 requires companies to disclose certain information about their capital structure. SFAS 129 will not have a material impact on the Company's financial statement disclosures.

In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 130 is effective for fiscal year 1999. Management does not believe the adoption of SFAS 130 will have a material impact on the Company's financial statement disclosures.

In June 1997, FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 introduces a new model for segment reporting, called the "management approach." SFAS 131 is effective for fiscal year 1999. Management believes the adoption of SFAS 131 will increase its disclosure requirements.

{NOTE 3} LONG-TERM DEBT

In 1995 the Company issued $86.3 million of 5.5% convertible subordinated notes due on August 15, 2002. The notes are convertible into common stock, at the option of the note holder, at a conversion price of approximately $28.19 per share, subject to adjustments in certain events. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined, of the Company. The notes are redeemable at the option of the Company on or after August 15, 1998, initially at 103.143% of the face value and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. Interest is payable semi-annually on February 15 and August 15.


{NOTE 4} COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating leases expiring at various dates through October 2002. These leases contain various options to renew lease terms through 2011. The Company is responsible for utilities, maintenance, insurance and property taxes under the leases. Minimum future lease payments under non-cancelable operating leases are as follows (in thousands):

                         Years Ending September 30,
                         --------------------------
1998                                        $ 2,979
1999                                          2,414
2000                                          1,640
2001                                            836
2002                                            249
                                            -------
                                            $ 8,118
                                            =======

Rent expense under operating leases was approximately $3.1 million, $2.7 million and $2.4 million for the years ended September 30, 1997, 1996 and 1995, respectively.

In the normal course of business, the Company may be subject to litigation matters. The Company does not believe the ultimate resolution of any such pending or threatened litigation matters would have a material adverse effect on the Company's financial position or results of operations.

{NOTE 5} ACQUISITIONS

On November 1, 1996, the Company purchased certain assets of Comptronix Corporation ("Comptronix"), a contract manufacturing company based in Guntersville, Alabama, for cash consideration of $17.6 million. The assets included Comptronix's plant and equipment located in Guntersville, its Guaymas, Mexico operations, customer contracts, inventories and accounts receivable. The acquisition was accounted for as a purchase. Accordingly, the results of operations for the year ended September 30, 1997, include the results of operations of this business from the date of acquisition.

In connection with the acquisition, net assets acquired were as follows (in thousands):

Accounts Receivable                         $ 5,029
Inventories                                   5,517
Property and equipment                        7,100
                                            -------
Net assets acquired                         $17,646
                                            =======

The unaudited pro forma financial information for 1996 is presented below and combines the Company's statement of operations for the


                            Sanmina Corporation (27)
year ended September 30, 1996 with Comptronix's statement of operations for the twelve month period ended September 30, 1996. Pro forma financial information for 1997 has not been presented as the results of operations for the acquired division for the one month period prior to the acquisition are not significant and, therefore, reported results approximate pro forma results.

(in thousands)              Year Ended September 30, 1996
--------------              -----------------------------
                                              (Unaudited)
Revenue                                        $  340,479
Net income                                         13,951
Net income per share                           $     0.80
Shares used in calculating per share amount        17,531

On January 2, 1996, the Company acquired all of the outstanding stock of Golden Eagle Systems, Inc. ("Golden Eagle"), a manufacturer of custom cable and wire harness assemblies, located in Carrollton, Texas. The total purchase price of the acquisition was approximately $10.1 million (including costs associated with the transaction), which included a cash payment of $6.1 million and the issuance of 153,290 shares of the Company's common stock. The Company may also be required to pay management bonuses of up to $2 million based upon the earnings of Golden Eagle during the one-year period of January 1, 1997 through December 31, 1997. To the extent such earnings targets are met, the bonus amounts will be charged to operations in the periods in which they are earned. Through September 30, 1997, such targets were not met.

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

{NOTE 6} PROVISION FOR PLANT CLOSING COSTS

In the fourth quarter of fiscal 1997, the Company recorded a charge to operations of approximately $1.3 million to provide for the closure of one of its printed circuit board fabrication facilities. This closure is a result of a continuing evolution of the Company's strategic direction to change from primarily a supplier of printed circuit boards to a value-added electronics manufacturer. The $1.3 million charge consists primarily of the costs associated with the remaining lease commitments on the facility and the write-off of certain property, plant and equipment.

{NOTE 7} STOCKHOLDERS' EQUITY

Stock Option Plans. The 1990 Incentive Stock Plan provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of the Company's Common Stock at amounts not less than 100% of the fair market value of the shares on the date of the grant.

The 1995 Director Option Plan provides for the automatic grant of stock options to outside directors of the Company or any subsidiary of the Company at amounts not less than 100% of the fair market value of the shares on the date of grant.

The 1996 Supplemental Stock Option Plan (the "Supplemental Plan") permits only the grant of non-statutory options and provides that options must have an exercise price at least equal to the fair market value of the Company's Common Stock on the date of the grant. Options under the Supplemental Plan may be granted to employees and consultants, but executive officers and directors may not be granted options under the Supplemental Plan.

Options under the three plans vest as determined by the Board of Directors and in no event may an option have a term exceeding ten years from the date of the grant. Total shares authorized for issuance under all plans is 4,050,000, of which 562,396 are available for grant at September 30, 1997. Option activity under all plans is as follows:

                                                Options Outstanding
                                         -----------------------------
                             Shares                              Price
                          Available         Shares           Per Share
----------------------------------------------------------------------
BALANCE AT
   SEPTEMBER 30, 1994       373,056      1,022,192     $ 1.00 - $13.13
     Authorized           1,000,000             --                  --
     Granted               (887,000)       887,000      12.13 -  24.00
     Exercised                   --       (248,382)      1.00 -  15.50
     Cancelled               66,696        (66,696)      1.00 -  12.94
==================================================
BALANCE AT
   SEPTEMBER 30, 1995       552,752      1,594,114       1.00 -  24.00
     Authorized             250,000             --                  --
     Granted               (685,450)       685,450      14.00 -  39.38
     Exercised                   --       (225,313)      1.00 -  28.50
     Cancelled              121,879       (121,879)      1.00 -  28.50
==================================================
BALANCE AT
   SEPTEMBER 30, 1996       239,181      1,932,372       1.00 -  39.38
     Authorized           1,000,000             --                  --
     Granted               (757,400)       757,400      39.13 -  90.13
     Exercised                   --       (333,218)      1.00 -  46.75
     Cancelled               80,615        (80,615)      5.00 -  68.63
==================================================
BALANCE AT
   SEPTEMBER 30, 1997       562,396      2,275,939     $ 1.00 - $90.13
==================================================


                            Sanmina Corporation (28)

The following table summarizes information regarding stock options outstanding under the Company's option plans at September 30, 1997:

                                        Options Outstanding                   Options Vested and Exercisable
                    ----------------------------------------------------    ---------------------------------
                                             Weighted
                           Number             Average           Weighted      Number Vested          Weighted
Range of              Outstanding           Remaining            Average    And Exercisable           Average
Exercise Prices     As of 9/30/97    Contractual Life     Exercise Price      As of 9/30/97    Exercise Price
---------------     -------------    ----------------     --------------    ---------------    --------------
$  1.00 - $ 12.75         569,148                6.37       $       9.48            355,747            $ 8.98
$ 13.06 - $ 24.38         724,724                7.83              20.23            241,793             20.08
$ 25.63 - $ 45.13         811,167                9.01              38.23            135,257             35.48
$ 45.25 - $ 90.13         170,900                9.59              60.56              3,458             59.55
---------------     -------------    ----------------     --------------    ---------------    --------------
$  1.00 - $ 90.13       2,275,939                8.02       $      26.99            736,255            $17.73
===============     =============    ================     ==============    ===============    ==============

Employee Stock Purchase Plan. The Company's employee stock purchase plan (the "Purchase Plan") provides for the issuance of up to 650,000 shares of common stock. Under the Purchase Plan, employees may purchase, on a periodic basis, a limited number of shares of common stock through payroll deductions over a six-month period. The per share purchase price is 85% of the fair market value of the stock at the beginning or end of the offering period, whichever is lower. As of September 30, 1997, 597,887 shares had been issued under the Purchase Plan.

As of September 30, 1997, the Company has reserved the following shares of authorized but unissued Common Stock:

Convertible debt                          3,059,324
Stock option plans                        2,838,335
Employee stock purchase plan                 52,113
                                          ---------
                                          5,949,772
                                          =========

Stock-based Compensation. The Company accounts for its stock option plans and employee stock purchase plan under APB Opinion No. 25 and related interpretations, under which no compensation cost has been recognized as the exercise price per share for stock options was equal to the fair market value of the stock on the date of grant and the Purchase Plan qualified as a non-compensatory plan. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts (in thousands):

                               Years Ended September 30,
                               -------------------------
                                      1997        1996
                                   ---------   ---------
Net income:         As reported    $  40,902   $  28,095
                    Pro forma         33,236      23,832

Primary EPS:        As reported    $    2.23   $    1.60
                    Pro forma           1.81        1.36

Fully Diluted EPS:  As reported    $    2.03   $    1.50
                    Pro forma           1.67        1.30


The weighted average fair values of options granted during fiscal 1996 and fiscal 1997 were $14.92 and $26.75 per share, respectively. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                       Years Ended September 30,
                                       -------------------------
                                             1997          1996
                                             ----          ----
Volatility                                      78%          78%
Risk-free interest rate                        6.3%         6.2%
Dividend yield                                   0%           0%
Expected lives (management and directors)   6.0 yrs      6.0 yrs
Expected lives (employees)                  5.6 yrs      5.6 yrs


{NOTE 8} INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                          Years Ended September 30,
                    -------------------------------
                      1997        1996        1995
                    -------     -------     -------
Federal:
   Current          $22,215     $16,335     $11,100
   Deferred          (1,535)     (1,875)     (2,261)
                    -------     -------     -------
                     20,680      14,460       8,839
                    -------     -------     -------

State:
   Current            5,465       3,211       2,571
   Deferred               6        (454)       (373)
                    -------     -------     -------
                      5,471       2,757       2,198
                    -------     -------     -------

Total provision for
   income taxes     $26,151     $17,217     $11,037
                    =======     =======     =======

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):


                            Sanmina Corporation (29)

                                          Years Ended September 30,
                                 ----------------------------------
                                   1997         1996         1995
                                 --------     --------     --------
Federal tax at statutory rate    $ 23,469     $ 15,859     $  9,797
State income taxes,
   net of federal benefit           3,292        2,225        1,596
Effect of non-deductible
   goodwill amortization              692          493           78
Tax exempt interest income           (436)        (359)        (335)
FSC benefit                          (530)        (355)        (236)
Tax credits                          (412)        (507)        (303)
Other                                  76         (139)         440
                                 --------     --------     --------
Total provision for
   income taxes                  $ 26,151     $ 17,217     $ 11,037
                                 ========     ========     ========

The components of the net deferred income tax asset are as follows (in thousands):

                                           As of September 30,
                                           -------------------
                                              1997        1996
                                           -------     -------
Cumulative temporary differences:
State taxes                                $ 1,128     $   718
Accrued vacation                               529         210
Allowance for doubtful accounts                849         628
Depreciation                                  (500)        298
Inventory reserve                            4,399       3,966
Accrued bonuses                                 58         380
Warranty reserve                               287         304
Accrued plant closing costs                    567          --
Other                                        1,497         780
                                           -------     -------
Total deferred income tax asset            $ 8,814     $ 7,284
                                           =======     =======


{NOTE 9} BUSINESS SEGMENT AND CONCENTRATION OF CREDIT RISK

The Company operates in one business segment - the manufacture, testing and servicing of a full spectrum of complex printed circuit boards, custom backplane interconnect devices, and electronic assembly services. Revenue is principally derived from customers in the United States.

Sales to major customers who accounted for more than 10% of net sales were as follows:

                             Years Ended September 30,
                         -----------------------------
                         1997        1996        1995
                         ----        ----        ----
Customer - A             22.9%       25.2%       21.9%
Customer - B              *          13.2%       13.2%

* less than 10% of net sales

The Company's most significant credit risk is the ultimate realization of its accounts receivable. This risk is mitigated by (i) sales to well-established companies, (ii) ongoing credit evaluation of its customers, and (iii) frequent contact with its customers, especially its most significant customers, thus enabling the Company to monitor current changes in business operations and to respond accordingly.

{NOTE 10} SUBSEQUENT EVENTS

In November 1997, the Company and Elexsys International Inc. (Elexsys) merged through the issuance of 3,345,591 shares of the Company's common stock in exchange for all of Elexsys' outstanding common stock and employee stock options. The acquisition will be accounted for as a pooling of interests.


                            Sanmina Corporation (30)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors and Stockholders' of Sanmina Corporation:

We have audited the accompanying consolidated balance sheets of Sanmina Corporation (a Delaware Corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanmina Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


San Jose, California                                     /s/ ARTHUR ANDERSEN LLP
October 21, 1997 (except for the matter discussed            Arthur Andersen LLP
in Note 10, as to which the date is November 6, 1997)


                            Sanmina Corporation (31)

SALES OFFICES AND MARKETING LOCATIONS


SALES OFFICES                      MANUFACTURING LOCATIONS

Guntersville, Alabama              Guntersville, Alabama
Irvine, California                 Fountain Valley, California
La Palma, California               Fremont, California
Mission Viejo, California          Irvine, California
San Jose, California               Milpitas, California
Carleton Place, Canada             Mountain View, California
Denver, Colorado                   Santa Clara, California
Peterborough, England              San Jose, California
Fort Pierce, Florida               Peterborough, England
Jensen Beach, Florida              Dublin, Ireland
Norcross, Georgia                  Manchester, New Hampshire
Chicago, Illinois                  Nashua, New Hampshire
Dublin, Ireland                    Durham, North Carolina
Baltimore, Maryland                Carrollton, Texas
Marlborough, Massachusetts         Richardson, Texas
Minneapolis, Minnesota
Manchester, New Hampshire
Durham, North Carolina
Portland, Oregon
Brentwood, Tennessee
Austin, Texas
Carrollton, Texas
Richardson, Texas
Salt Lake City, Utah
Seattle, Washington
Wauwatosa, Wisconsin


                            Sanmina Corporation (32)

CORPORATE INFORMATION

Board of Directors                                     Corporate Headquarters

John Bolger (1)                                        Sanmina Corporation
Consultant and Private Investor                        355 East Trimble Road
                                                       San Jose, CA  95131
Neil Bonke (1) (2) (3)                                 (408) 954-5500
Chairman of the Board                                  Fax: (408) 943-1401
Electroglas, Inc.
                                                       Common Stock
Mario M. Rosati
Member                                                 Sanmina Corporation common stock
Wilson Sonsini Goodrich & Rosati                       is traded on the Nasdaq National Market
                                                       under the symbol SANM.
Jure Sola (2)
Chairman of the Board and Chief Executive Officer      Corporate and Investor Information
Sanmina Corporation
                                                       Financial analysts, stockholders, interested
Bernard Vonderschmitt (2) (3)                          investors, and the financial media requesting
Chairman of the Board                                  a copy of the Form 10-K Annual Report as filed
Xilinx, Inc.                                           with the Securities and Exchange Commission,
                                                       or other information should contact:
(1) Member of the Audit Committee
(2) Member of Compensation Committee                   Bernard J. Whitney
(3) Member of Officer Stock Committee                  Vice President and Chief Financial Officer
                                                       Sanmina Corporation
Executive Officers                                     355 East Trimble Road
                                                       San Jose, CA  95131
Jure Sola                                              (408) 954-5500
Chief Executive Officer and
Chairman of the Board of Directors                     Transfer Agent & Registrar

Randy W. Furr                                          Correspondence concerning transfer
President and Chief Operating Officer                  requirements and lost certificates should
                                                       be addressed to the transfer agent:
Bernard J. Whitney
Vice President and Chief Financial Officer             Norwest Bank Minnesota, N.A.
                                                       Stock Transfer
Michael Landy                                          161 North Concord Exchange
Vice President, Sales and Marketing                    Post Office Box 738
                                                       South St. Paul, MN  55075
Other Corporate Officers                               (800) 468-9716

Kelly Brooks                                           Annual Meeting
Steve Bruton
Scott Crabtree                                         The Annual Meeting of Shareholders
George Dudnikov                                        of the Company will be held on
Nolan Egbert                                           January 30, 1998 at 11:00 a.m.
Norm Evans                                             at the Sheraton-San Jose,
Michael Giggey                                         1801 Barber Lane, Milpitas, CA
Larry Jean
Michael Keri                                           Independent Public Accountants
Hari Pillai
Carter Smith                                           Arthur Andersen LLP
Michael Sparacino                                      San Jose, CA
Jim Ryan
Dan Vick                                               Legal Counsel
Robin Walker                                           Wilson Sonsini Goodrich & Rosati
Nate Woolsey                                           Palo Alto, CA
