Form 10-K, Exhibit 13
period 1998-09-30
SANMINA CORP/DE
filed 1998-12-21
CIK 897723

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Sanmina Corporation ("Sanmina" or "the Company") is a leading independent provider of customized integrated electronic manufacturing services ("EMS"), including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers ("OEM") in the electronics industry. Sanmina's electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount ("SMT") and pin-through hole ("PTH") interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Sanmina, through its Sanmina Cable Systems ("SCS") subsidiary (formerly known as Golden Eagle Systems), also manufactures custom cable and wire harness assemblies for electronic industry OEMs. In addition, as part of the Elexsys International ("Elexsys") acquisition completed in November 1997, the Company acquired and currently operates a metal stamping and plating business.

Sanmina's assembly plants are located in Northern California, Richardson, Texas, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, and Dublin, Ireland. Sanmina's printed circuit board fabrication facilities are located in Northern California, Southern California, Nashua, New Hampshire, and Peterborough, England. SCS's manufacturing facility is located in Carrollton, Texas. As a result of the Pragmatech Inc. ("Pragmatech") acquisition, completed in February 1998, Sanmina added new assembly plants in Northern California. In addition, as a result of Sanmina's recent acquisition of Altron Incorporated ("Altron"), Sanmina has added new fabrication and assembly plants in the Boston Massachusetts area, Northern California, and Richardson, Texas.

Sanmina has pursued, and intends to continue to pursue, business acquisition opportunities, particularly when these opportunities have the potential to enable Sanmina to increase its net sales while maintaining operating margin, to access new geographic markets, to implement Sanmina's vertical integration strategy and/or to obtain facilities and equipment on terms more favorable than those generally available in the market. In this regard, on September 2, 1998, Sanmina entered into an Agreement and Plan of Merger with Altron providing for the acquisition of Altron by Sanmina in a stock-for-stock merger transaction under which each share of Altron Common Stock would be converted into 0.4545 shares of Sanmina Common Stock. The acquisition was completed November 30, 1998 and will be accounted for as a pooling-of-interest.

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

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales.

                                                  Years Ended September 30,
                                             ----------------------------------
                                              1998          1997          1996
-------------------------------------------------------------------------------
Net sales                                     100.0%        100.0%        100.0%
Cost of sales                                  78.0          80.0          77.9
Gross profit                                   22.0          20.0          22.1
Operating expenses:
   Selling, general and
     administrative expenses                    6.1           7.7           7.6
   Amortization of goodwill                     0.4           0.3           0.4
   Plant closure costs                          0.0           1.6           0.0
   Merger costs                                 0.5           0.0           0.0
Total operating expenses                        7.0           9.6           8.0
Operating income                               15.0          10.4          14.1
Other expense, net                              0.2           0.4           0.3
Provision for income taxes                      5.4           4.6           4.4
Net income                                      9.4%          5.4%          9.4%
================================================================================

Net Sales Net sales in fiscal 1998 increased 26.8% to $722.6 million from $569.8 million in fiscal 1997, which was an increase of 45.4% from fiscal 1996 sales of $392.0 million. The increase in net sales for fiscal 1998 was due primarily to increased shipments of EMS assemblies to both existing and new customers. The increases in net sales for fiscal 1997 was the result of increased volumes of business from established customers, the addition of several new major customers during the year and the addition of customers resulting from acquisitions completed during the year. EMS assembly revenues represented 84.3% of net sales in 1998 as compared to 78.1% in 1997 and 69.5% in 1996. During these periods, Sanmina's printed circuit board fabrication operations focused increasingly on manufacturing printed circuit boards used in EMS assemblies manufactured by the Company, rather than manufacturing "bare" boards for sale to third parties. Growth in EMS assembly revenues during these periods was influenced by the electronics industry trend towards outsourcing, expansion of the Company's operations, both through acquisitions and Company-originated expansions, and a generally positive economic environment in the telecommunications, networking (data communications) and industrial and medical instrumentation segments of the electronics industry. These segments continued to experience overall growth during these periods.

NET SALES
(in millions in dollars)

                             1996          1997          1998
                             ----          ----          ----
                            392.0         569.8         722.6

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
(as a percentage of net sales)

                             1996          1997          1998
                             ----          ----          ----
                             7.6%          7.7%          6.1%

GROSS MARGINS
(as a percentage of net sales)

                             1996          1997          1998
                             ----          ----          ----
                             22.1%         20.0%         22.0%

Gross Margin Gross margin was 22.0%, 20.0%, and 22.1% in fiscal 1998, 1997, and 1996 respectively. The Company expects gross margins to continue to fluctuate based on product mix and customer mix. The increase in gross margin for fiscal 1998 was due to the Company's ability to realize synergies associated with the Elexsys acquisition. Gross margin decreased to 20.0% in fiscal 1997 from 22.1% for fiscal 1996. The decline in gross margin was primarily the result of the Elexsys acquisition which had a lower gross margin on a stand-alone basis. As part of the Elexsys acquisition, Sanmina assumed certain backlog obligations which, combined with the increased overhead associated with the acquisition, negatively affected gross margins during fiscal 1997. Synergies achieved through integration of acquired operations, including the former operations of Elexsys have contributed to the increase in gross margins experienced in 1998. As the integration of these operations is complete, the Company does not anticipate achieving incremental gross margin improvements in future periods as a result of synergies achieved in connection with these acquisitions. Due to increased competition, product and customer mix, the Company may experience decreases in gross margins. Due to the nature of the Altron operations, which are most heavily concentrated in the Boston, Massachusetts area, and the gross margin improvements achieved during fiscal 1998, the Company does not believe that synergies which may be realized from the Altron acquisition will enable it to achieve gross margin improvements during fiscal 1999.

Selling, General and Administrative Expenses Selling, general and administrative expenses for fiscal 1998, 1997 and 1996 were $43.8 million, $ 44.0 million, and $ 29.7 million respectively. The absolute dollar and percentage decreases in selling, general and administrative expenses for fiscal 1998 were due to the Company's ability to realize synergies associated with the Elexsys acquisition. This also reflects the Company's strategy of seeking sales growth while maintaining or reducing operating expenses as a percentage of net sales. The absolute dollar increases in selling, general and administrative expenses from fiscal 1996 to 1997 were primarily the result of increased expenditures to support higher sales volume.

Amortization of Goodwill The Company incurred $2.9 million, $2.0 million and $1.7 million in amortization expense for fiscal years 1998, 1997 and 1996 respectively. These amortization expenses reflect the amortization of goodwill related to acquisitions, which were accounted for as purchase transactions, including the January 1996 acquisition of SCS and the February 1998 acquisition of Pragmatech.

Merger Costs In 1998, the Company recorded a charge of $3.9 million related to the acquisition of Elexsys. In addition, in connection with the acquisition of Altron, the Company anticipates recording a charge during the first quarter of fiscal 1999.

Net Interest Expense In fiscal 1998, net interest expense was $0.7 million as compared to net interest expense of $2.5 million and $1.3 million in fiscal 1997 and 1996, respectively. For fiscal 1998, the decrease in net interest expense was the result of a decrease in outstanding debt. In the first quarter of fiscal 1998, the Company paid approximately $12.8 million of outstanding Elexsys debt. In addition, in August 1998, $86.3 million of outstanding convertible subordinated notes, issued by the Company in August 1995, were converted into Common Stock as a result of a redemption call for such notes issued by the Company. For fiscal 1997, the increase in net interest expense was a result of interest expense on the $86.3 million of convertible subordinated notes, and a decrease in short-term investments in fiscal 1997 compared to fiscal 1996. These reduced short-term investment balances were due to a decline in the Company's cash balances as a result of the use of cash to fund certain acquisitions and capital improvement programs during fiscal 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


Provision for Income Taxes For fiscal 1998, 1997 and 1996, the Company's effective tax rate was 36.5%, 46.3% and 32.3%, respectively. The effective rate in 1997 increased from fiscal 1996 because the fiscal 1997 losses of Elexsys were not tax benefited. For fiscal 1998, the rate decreased as utilization of net operating loss carryforwards of Elexsys were recognized.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its growth primarily through cash generated from operations and financing transactions. In August 1995, the Company completed an $86.3 million private placement of convertible debt. In August 1998, the notes were called for redemption. The notes were converted to Sanmina's Common Stock at a price of approximately $14.09, or approximately 70.94 shares of Sanmina's Common Stock per $1,000 principal amount of Notes. Cash was paid in lieu of fractional shares.

The Company generated cash from operating activities of $83.2 million, $55.1 million and $33.8 million in fiscal years 1998, 1997 and 1996, respectively. These increases in cash generated from operations each year were primarily due to the Company's increase in profitability.

Cash used for investing activities, including net purchases of short-term investments, during fiscal 1998, 1997 and 1996 was $28.5 million, $56.0 million and $114.8 million, respectively. Investing activities during 1998 included $29.0 million in property, plant and equipment. Additionally, on February 23, 1998, the Company paid approximately $5.7 million in cash to acquire Pragmatech. During fiscal 1997, investing activities included the November 1996 acquisition of the assets of the former Comptronix Corporation for which the Company paid cash of approximately $17.6 million, as well as investments in property, plant and equipment of $41.9 million. Investing activities during 1996 included investments in property, plant and equipment at the Company's EMS operations in New Hampshire, Texas and North Carolina and equipment upgrades at the Company's printed circuit board fabrication facilities.

Cash used for financing activities was $21.7 million in fiscal 1998. In fiscal 1998, the Company paid approximately $7.5 million in outstanding debt. The payments for other long-term liabilities of $18.3 million, which included the $12.8 million of outstanding Elexsys debt, were offset by the proceeds from exercise of stock options and stock purchase rights of $9.7 million. Cash provided by financing activities was $12.6 million and $3.5 million in fiscal 1997 and 1996, respectively. Financing activities in fiscal 1997 and 1996 consisted primarily of receipt of proceeds from exercise of stock options and stock purchase rights.

The Company's future needs for financial resources include increases in working capital to support anticipated sales growth and investment in manufacturing facilities and equipment. Working capital was $227.5 million at September 30, 1998 and $182.0 million at September 30, 1997. The Company has evaluated and will continue to evaluate possible business acquisitions. In this regard, the Company anticipates incurring facilities related expenditures during fiscal 1999 in connection with the relocation of its San Jose, California area assembly facilities and its corporate headquarters to a new campus facility.

The Company believes that its capital resources, together with cash generated from operations, will be sufficient to meet its working capital and capital expenditure requirements through at least fiscal 1999. The Company may seek to raise additional capital through the issuance of either debt or equity securities. Debt financing may require the Company to pledge assets as collateral and comply with financial ratios and covenants. Equity financing may result in dilution to stockholders.

YEAR 2000

Sanmina is subject to risks related to Year 2000 problems. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the Year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. Sanmina is currently expending resources to review its products and services, as well as its internal use software in order to identify and modify those products, services and systems that are not Year 2000 compliant. Additionally, Sanmina is in the process of evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. There can be no assurance however, that Sanmina will be able to solve all potential Year 2000 issues. Sanmina's reliance on its key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues could not have an adverse effect on Sanmina. Sanmina has initiated formal communications with each of its significant suppliers and customers to determine the extent to which Sanmina is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Sanmina is requesting that third party vendors represent their products and services to be Year 2000 compliant and that they have a program to test for Year 2000 compliance. However, the response of those third parties is beyond Sanmina's control. To the extent that Sanmina does not receive adequate responses by December 31, 1998, it is prepared to develop contingency plans, with completion of these plans scheduled for no later than March 31, 1999. At this time, Sanmina cannot estimate the additional cost, if any, that might develop from such contingency plans. Breakdowns in Sanmina's computer systems and applications, such as its manufacturing application software, its bar-coding systems, and the computer chips embedded in its plant equipment, as well as other

Year 2000-related problems such as disruptions in the delivery of materials, power, heat or water to Sanmina's facilities, could prevent Sanmina from being able to manufacture and ship its products. Sanmina plans to replace or upgrade or otherwise work around any of its date driven systems that are not Year 2000 compliant. Sanmina's Year 2000 Project Team will have compliance solutions or work arounds planned by January 31, 1999, and intends to complete compliance testing by June 30, 1999. If Sanmina fails to correct a material Year 2000 problem, its normal business activities and operations could be interrupted. Such interruptions could materially and adversely affect Sanmina's results of operations, liquidity and financial condition. To date, Year 2000 costs are not considered by Sanmina to be material to its financial condition. Sanmina currently estimates that, in order to complete Year 2000 compliance, Sanmina will be required to incur expenditures of approximately $1.1 million.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In the first quarter of fiscal 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS 128 requires the replacement of previously reported primary and fully diluted earnings per share (EPS) as required by Accounting Principles Board Opinion No. 15 (APB 15) with basic earnings per share and diluted earnings per share.

Basic EPS was computed by dividing net income by the weighted average number of shares of common stock outstanding for all periods presented. Diluted EPS includes dilutive common stock equivalents, using the treasury stock method, and assumes that the convertible debt instruments were converted into common stock, if dilutive. As a result of the adoption of SFAS No. 128, the Company's reported earnings per share were restated for all periods presented.

In June 1998, the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued by the Financial Accounting Standards Board. SFAS 133 requires certain accounting and reporting standards for derivative instruments and hedging activities. Management does not believe the adoption of SFAS No. 133 will have a material impact on the Company's financial statement disclosures.

QUARTERLY RESULTS

The following table contains selected unaudited quarterly financial data for the eight fiscal quarters in the period ended September 30, 1998. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. The Company's results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected from any future period. In June 1998, the Company effected a two-for-one stock split in the form of a stock dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split. Similarly, the merger with Elexsys was accounted for as a pooling of interests, and therefore, all prior periods presented were restated to combine the results of the two companies.

(in thousands, except
percentages and per share amounts)
                                                                Years Ended September 30,
                           ----------------------------------------------------------------------------------------------------
                                                 1998                                                1997
-------------------------------------------------------------------------------------------------------------------------------
Quarter                      First       Second        Third       Fourth        First       Second       Third        Fourth
-------------------------------------------------------------------------------------------------------------------------------
Net sales                  $ 159,107    $ 172,146    $ 197,139    $ 194,189    $ 125,174    $ 133,823    $ 150,198    $ 160,592
   Gross profit               34,677       37,626       43,431       42,934       27,851       28,036       32,894       25,430
   Gross margin                 21.8%        21.9%        22.0%        22.1%        22.2%        21.0%        21.9%        15.8%
Operating income              20,170       26,433       30,820       30,604       18,429       17,778       21,149        1,963
Net income/(loss)             12,508       16,873       19,381       19,389       11,813       10,681       13,419       (5,388)
Net income/(loss)
   per share (diluted)     $    0.27    $    0.35    $    0.40    $    0.41    $    0.26    $    0.23    $    0.29    $   (0.13)
Shares used in computing
   per share amounts          50,227       50,127       50,727       50,616       48,670       49,188       49,348       40,920
Common stock prices:
   High                    $   44.00    $   40.19    $   46.88    $   47.56    $   27.50    $   32.00    $   33.00    $   45.06
   Low                     $   28.72    $   26.69    $   33.88    $   23.50    $   19.06    $   20.06    $   21.88    $   30.55
===============================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


FACTORS AFFECTING OPERATING RESULTS

In addition to the information set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Company's report on Form 10-K for the fiscal year ended September 30, 1998, the following factors should be carefully considered by prospective investors in the Company's securities.

Sanmina is heavily dependent on the electronics industry. Sanmina's business is heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and high-end computer technology segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's customers can discontinue or modify products containing components manufactured by Sanmina. Such discontinuance or modification could adversely affect Sanmina's results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could have a material adverse effect on Sanmina's business, financial condition and results of operations. Sanmina typically does not obtain long-term volume purchase contracts from its customers and has recently experienced reduced lead times in customer orders. Customer orders may be canceled and volume levels may be changed or delayed. In particular, Sanmina experienced certain cancellation and rescheduling of shipment dates of customer orders during the fourth fiscal quarter of 1998. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured.

Sanmina's results of operations can be affected by a variety of factors. Sanmina's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Sanmina's operating results are affected by a number of factors. These factors include timing of orders from major customers, mix of product ordered by and shipped to major customers, the volume of orders as related to Sanmina's capacity, the ability of Sanmina to effectively manage inventory and fixed assets, and the ability of Sanmina to time expenditures in anticipation of future sales. Sanmina's results are also affected by the mix of products between backplane assemblies and printed circuit boards. Sanmina's results are also affected by general economic conditions in the electronics industry. Sanmina's results can also be significantly influenced by development and introduction of new products by Sanmina's customers. From time to time, Sanmina experiences changes in the volume of sales to each of its principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's customers generally require short delivery cycles, and a substantial portion of Sanmina's backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Sanmina's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of Sanmina Common Stock.

Sanmina experiences customer concentration. A small number of customers are responsible for a significant portion of Sanmina's net sales. During fiscal 1998 and 1997, sales to Sanmina's ten largest customers accounted for 59% and 52%, respectively, of Sanmina's net sales. For fiscal 1998, sales to Cisco Systems and DSC Communications each represented more than 10% of the Company's net sales. For fiscal 1997, sales to DSC represented more than 10% of the Company's net sales. Although there can be no assurance that Sanmina's principal customers will continue to purchase products and services from Sanmina at current levels, if at all, Sanmina expects to continue to depend upon its principal customers for a significant portion of its net sales. Sanmina's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which Sanmina's customers participate. The loss of one of more major customers or declines in sales to major customers could have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina is subject to risks associated with its strategy of acquisitions and expansions. Sanmina has, for the past several fiscal years, pursued a strategy of growth. This growth has come in part through acquisitions. These acquisitions have involved both acquisitions of entire companies, such as the June 1995 acquisition of Assembly Solutions in Manchester, New Hampshire, the January 1996 acquisition of Golden Eagle Systems, now known as Sanmina Cable Systems, the November 1997 merger with Elexsys, the February 1998 acquisition of Pragmatech and the November 1998 merger with Altron. In addition, Sanmina has in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by Sanmina include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In addition to these acquisitions,

Sanmina has also grown its operations through internal expansion, such as the opening of its Richardson, Texas assembly facility, its Durham, North Carolina assembly facility and its Dublin, Ireland assembly facility. Acquisitions of companies and businesses and expansion of operations involves certain risks, including the following:

- the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value,

-  diversion of management's attention,

- difficulties in scaling up production at new sites and coordinating management of operations at new sites,

-  loss of key employees of acquired operations.

Accordingly, Sanmina may experience problems in integrating the Altron operations or operations associated with any future acquisition. Accordingly, there can be no assurance that the merger with Altron or any other future acquisition will result in a positive contribution to Sanmina's results of operations. Furthermore, there can be no assurance that Sanmina will realize value from any such acquisition, which equals or exceeds the consideration paid. In particular, the successful combination of Sanmina and Altron will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, Altron's activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could have an adverse impact on Sanmina's ability to realize the anticipated benefits of the Merger. Therefore, there can be no assurance that Sanmina will realize any of these anticipated benefits. In addition, there can be no assurance that Sanmina will realize anticipated strategic and other benefits from expansion of existing operations to new sites. Any such problems could have a material adverse effect on Sanmina's business, financial condition and results of operations. In addition, future acquisitions by Sanmina may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina is subject to competition and technological change. The electronic interconnect product industry is highly fragmented and it is characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect product market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than Sanmina as well as greater SMT assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition. Sanmina may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

Environmental matters are a key consideration in Sanmina's business. Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. In addition, although the electronics assembly process generates significantly less waste water than printed circuit board fabrication, maintenance of environmental controls is also important in the electronics assembly process. Each of Sanmina's printed circuit board and electronics assembly plants has personnel responsible for monitoring environmental compliance. These individuals report to Sanmina's director of environmental compliance, who has overall responsibility for environmental matters. Each plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, Sanmina could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require Sanmina to cease or limit production at one or more of its facilities, thereby having an adverse impact on Sanmina's results of operations. Sanmina is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance with and penalties associated with violation of more stringent laws could be substantial.

Sanmina is subject to certain environmental contingencies at former Elexsys International sites. In November 1997, Sanmina acquired Elexsys, which, by virtue of such acquisition, became a wholly-owned subsidiary of Sanmina. Several facilities owned or occupied by Elexsys at the time of the acquisition, or formerly owned or occupied by Elexsys or companies acquired by Elexsys,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


had either soil contamination or contamination of groundwater underneath or near the facility including the following: Contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. The California Regional Water Quality Control Board has requested that Sanmina extend the investigation of the groundwater contamination at the Irvine facility to off-site areas. It is unknown what the results of this additional investigation will be and whether any additional remediation activities will be required. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated.

Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to Sanmina's financial condition. However, in the event Sanmina is required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. Sanmina is currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and Sanmina cannot determine from available test results what remediation activities, if any, are likely to be required. Sanmina believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not have a material adverse effect on Sanmina's business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities costs would not have a material adverse effect on Sanmina's business, financial condition and results of operations.

Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although the Company believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but Altron does not anticipate that such costs, if any, will be material to its financial condition.

Sanmina's international operations involve additional risks. Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. In addition, Sanmina has obtained a printed circuit board fabrication facility in Pererborough, England as a result of the acquisition of Elexsys. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, Sanmina's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices, and competition. There can be no assurance that Sanmina will realize the anticipated strategic benefits of its expansion in Ireland or that Sanmina's international operations will contribute positively to Sanmina's business, financial condition and results of operations. Furthermore, difficulties encountered in scaling up production at overseas facilities or in coordinating Sanmina's United States and international operations, as well as any failure of the international operations to realize anticipated revenue growth, could, individually or in the aggregate, have a material adverse effect on Sanmina's business, financial condition and results of operations.

Possible Volatility of Stock Price. The trading price of the Sanmina Common Stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding Sanmina's securities and other factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of Sanmina's Common Stock.

STATEMENT OF FINANCIAL RESPONSIBILITY


To the Stockholders:

The management of Sanmina is responsible for the preparation of the accompanying consolidated financial statements. They have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, as such, include estimates and judgments of management. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements. The consolidated financial statements for the years ended September 30, 1998, 1997, and 1996 were audited by Arthur Andersen LLP, independent public accountants.

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


November 1, 1998



/s/ JURE SOLA                 /s/ RANDY W. FURR           /s/ BERNARD J. WHITNEY

Jure Sola                     Randy W. Furr               Bernard J. Whitney
Chairman of the Board and     President and               Executive Vice
Chief Executive Officer       Chief Operating Officer     President and Chief
                                                          Financial Officer



November 1, 1998

CONSOLIDATED BALANCE SHEETS


                                                                                                As of September 30,
                                                                                             ------------------------
(in thousands, except per share amounts)                                                       1998            1997
---------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                                                 $ 75,339        $ 42,345
   Short-term investments                                                                      77,284          80,804
   Accounts receivable, net of allowance for doubtful accounts of $4,669 and $3,620            96,930          77,333
   Inventories                                                                                 68,953          61,173
   Deferred income taxes                                                                       19,389           9,115
   Prepaid expenses                                                                             4,431           6,344
---------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                  342,326         277,114
---------------------------------------------------------------------------------------------------------------------

Property and Equipment:
   Machinery and equipment                                                                    182,901         142,126
   Furniture and fixtures                                                                       4,110           3,536
   Leasehold improvements                                                                      22,199          20,281
   Land and building                                                                           15,202          16,855
---------------------------------------------------------------------------------------------------------------------
                                                                                              224,412         182,798

Less: Accumulated depreciation and amortization                                               116,531          93,624
---------------------------------------------------------------------------------------------------------------------
        Net property and equipment                                                            107,881          89,174
---------------------------------------------------------------------------------------------------------------------
Other Assets:
Intangibles, net of accumulated amortization of $6,917 and $4,094                              16,053           7,444
Deposits and other                                                                              1,320           2,122
---------------------------------------------------------------------------------------------------------------------
        Total assets                                                                         $467,580        $375,854
=====================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Current portion of long-term debt                                                         $  2,865        $  8,840
   Accounts payable                                                                            68,815          56,329
   Accrued compensation and related liabilities                                                16,485          11,864
   Other accrued liabilities                                                                   15,164          15,893
   Income taxes payable                                                                        11,517           2,217
---------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                             114,846          95,143
---------------------------------------------------------------------------------------------------------------------

Long-term Liabilities:
   Convertible subordinated debt                                                                5,767          98,250
   Other liabilities                                                                            2,875          10,684
---------------------------------------------------------------------------------------------------------------------
        Total long-term liabilities                                                             8,642         108,934
---------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (notes 5 and 7)

Stockholders' Equity:
   Preferred stock, $.01 par value:
     Authorized: 5,000 shares
     Outstanding: none                                                                             --              --
   Common stock, $.01 par value:
     Authorized: 75,000 shares
     Outstanding: 48,265 shares and 40,950 shares                                                 483             410
   Additional paid-in capital                                                                 194,591          90,805
   Unrealized holding gain on investments and foreign currency translation adjustment             386              81
   Retained earnings                                                                          148,632          80,481
---------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                            344,092         171,777
---------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                           $467,580        $375,854
=====================================================================================================================



See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            Years Ended September 30,
                                                   ---------------------------------------------
(in thousands, except per share amounts)             1998              1997              1996
------------------------------------------------------------------------------------------------
Net sales                                          $ 722,581         $ 569,787         $ 391,982
Cost of sales                                        563,913           455,576           305,227
------------------------------------------------------------------------------------------------
     Gross profit                                    158,668           114,211            86,755
------------------------------------------------------------------------------------------------

Operating Expenses:
   Selling, general and administrative                43,845            44,010            29,703
   Amortization of goodwill                            2,851             2,006             1,723
   Provision for plant closing costs                      --             8,876                --
   Merger costs                                        3,945                --                --
------------------------------------------------------------------------------------------------
     Total operating expenses                         50,641            54,892            31,426
------------------------------------------------------------------------------------------------

Operating income                                     108,027            59,319            55,329

Other income (expense), net                             (688)           (2,462)           (1,345)
------------------------------------------------------------------------------------------------

Income before provision for income taxes             107,339            56,857            53,984
Provision for income taxes                            39,188            26,332            17,419
------------------------------------------------------------------------------------------------

     Net income                                    $  68,151         $  30,525         $  36,565
================================================================================================

Earnings per share:
   Basic                                           $    1.61         $    0.75         $    0.93
   Diluted                                              1.43              0.68              0.84
Shares used in computing per share amounts:
   Basic                                              42,356            40,432            39,356
   Diluted                                            50,400            49,426            47,490



See accompanying notes.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY



                                             Common Stock      Additional
                                         --------------------    Paid-in     Retained
(in thousands)                            Shares      Amount     Capital     Earnings     Other         Total
--------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995              38,730    $    387    $ 67,333    $ 13,391    $    (22)    $ 81,089
   Exercise of common stock options           604           6       2,199          --          --        2,205
   Issuance of common stock under
     employee stock purchase plan             206           2       1,489          --          --        1,491
   Issuance of common stock
     for businesses acquired                  378           5       5,562          --          --        5,567
   Unrealized holding gain
     on investments                            --          --          --          --          19           19
   Income tax benefit of disqualified
     dispositions                              --          --       1,301          --          --        1,301
   Net income                                  --          --          --      36,565          --       36,565
--------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1996              39,918         400      77,884      49,956          (3)     128,237
   Exercise of common stock options           820           8       5,852          --          --        5,860
   Issuance of common stock under
     employee stock purchase plan             212           2       2,896          --          --        2,898
   Cumulative translation adjustment           --          --          --          --          42           42
   Unrealized holding gain
     on investments                            --          --          --          --          42           42
   Income tax benefit of disqualified
     dispositions                              --          --       4,173          --          --        4,173
   Net income                                  --          --          --      30,525          --       30,525
--------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1997              40,950         410      90,805      80,481          81      171,777
   Exercise of common stock options         1,018          10       5,778          --          --        5,788
   Issuance of common stock under
     employee stock purchase plan             178           2       3,923          --          --        3,925
   Conversion of subordinated debt          6,119          61      86,189          --          --       86,250
   Cumulative translation adjustment           --          --          --          --         159          159
   Unrealized holding gain
     on investments                            --          --          --          --         146          146
   Income tax benefit of disqualified
     dispositions                              --          --       7,896          --          --        7,896
   Net income                                  --          --          --      68,151          --       68,151
--------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1998              48,265    $    483    $194,591    $148,632    $    386     $344,092
==============================================================================================================



See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            Years Ended September 30,
                                                                                     ---------------------------------------
(in thousands)                                                                          1998            1997          1996
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                        $  68,151      $  30,525      $  36,565
   Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation and amortization                                                      27,284         21,320         13,554
     Provision for plant closing costs                                                      --          8,876             --
     Provision for doubtful accounts                                                     2,001            505            525
     (Gain) loss on disposal of fixed assets                                              (773)           124             --
     Changes in operating assets and liabilities, net of acquisitions:
        Accounts receivable                                                            (16,629)       (20,782)        (8,118)
        Inventories                                                                     (3,833)       (13,423)       (12,066)
        Prepaid expenses, deposits and other                                               488             --           (168)
        Accounts payable and accrued liabilities                                        (1,325)        30,034          3,789
        Income tax accounts                                                              7,876         (2,115)          (246)
----------------------------------------------------------------------------------------------------------------------------
          Cash provided by operating activities                                         83,240         55,064         33,835
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of short-term investments                                                (103,020)      (123,416)      (169,739)
   Proceeds from maturity of short-term investments                                    106,591        128,028         91,201
   Cash paid for property and equipment                                                (28,987)       (41,912)       (29,650)
   Cash paid for businesses acquired                                                    (5,666)       (18,879)        (6,687)
   Proceeds from sale of assets                                                          2,554            216             27
----------------------------------------------------------------------------------------------------------------------------
          Cash used for investing activities                                           (28,528)       (55,963)      (114,848)
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of debt                                                           --          8,033            118
   Proceeds (payments) on line of credit, net                                           (7,498)        (1,543)           516
   Repurchase of convertible debentures                                                 (5,681)            --             --
   Payments of long-term liabilities                                                   (18,250)        (2,647)          (866)
   Proceeds from sale of common stock, net of issuance costs                             9,711          8,758          3,695
----------------------------------------------------------------------------------------------------------------------------
          Cash provided by (used for) financing activities                             (21,718)        12,601          3,463
----------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        32,994         11,702        (77,550)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          42,345         30,643        108,193
----------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $  75,339      $  42,345      $  30,643
============================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year:
     Interest                                                                        $   6,162      $   6,775      $   6,097
     Income taxes                                                                    $  31,270      $  28,472      $  16,966

NON-CASH FINANCING INFORMATION:
   Conversion of subordinated debt to equity                                         $  86,250      $      --      $      --



See accompanying notes.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS



NOTE 1.  ORGANIZATION OF THE COMPANY

Sanmina Corporation (the "Company") was incorporated in Delaware in 1989 and is a leading independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services to original equipment manufacturers. Sanmina's services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through hole inter-connection technologies, the manufacture of custom-designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, the manufacture of custom cable and wire harness assemblies, and testing and assembly of completed systems. In addition, Sanmina provides procurement and materials management, as well as consultation on board design and manufacturing. The Company's manufacturing plants are located in California, Texas, New Hampshire, North Carolina, Alabama, Ireland, and England.

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

Short Term Investments The Company's investments are classified as available for sale and are recorded at their fair value, as determined by quoted market prices, with any unrealized gains or losses classified as a separate component of stockholders' equity. Upon sale of the investments, any previously unrealized gains or losses are recognized in results of operations. The specific identification method is used to determine the cost of securities sold. Realized gains and losses have not been material to date. As of September 30, 1998 the difference between the aggregate fair value and cost basis was a net unrealized gain of $207,336. The Company has the intent and ability to liquidate the investments prior to the maturity period and, as such, has classified its investments as short-term investments. The value of the Company's investments by major security type is as follows (in thousands):

                                            Amortized       Aggregate       Unrealized       Unrealized
                                               Cost         Fair Value        Gain              Loss
------------------------------------------------------------------------------------------------------
As of September 30, 1998
U.S. government and agency securities        $ 25,306        $ 25,384        $     79         $     (1)
State and municipal securities                 50,964          51,018              55               (1)
U.S. corporate and bank debt                   31,140          31,215              77               (2)
------------------------------------------------------------------------------------------------------
                                             $107,410        $107,617        $    211         $     (4)
======================================================================================================



                                            Amortized       Aggregate       Unrealized       Unrealized
                                               Cost         Fair Value        Gain              Loss
------------------------------------------------------------------------------------------------------
As of September 30, 1997
U.S. government and agency securities        $ 16,973        $ 16,990        $     16               --
State and municipal securities                 46,786          46,809              23               --
U.S. corporate and bank debt                   36,439          36,460              22               (1)
------------------------------------------------------------------------------------------------------
                                             $100,198        $100,259        $     61         $     (1)
======================================================================================================

Approximately $30.3 million and $19.5 million of the total investments in debt securities as of September 30, 1998 and 1997 respectively, are included in cash and cash equivalents; the remaining balance is classified as short-term investments. As of September 30, 1998, debt securities with a fair value of $54.5 million mature within one year and $53.1 million mature beyond one year.

Inventories Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes labor, material and manufacturing overhead. The components of inventories are as follows (in thousands):

                                                        As of September 30,
                                                   -----------------------------
                                                     1998                  1997
--------------------------------------------------------------------------------
Raw materials                                      $39,320               $35,253
Work-in-process                                     16,677                13,503
Finished goods                                      12,956                12,417
--------------------------------------------------------------------------------
                                                   $68,953               $61,173
================================================================================

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

Intangibles Intangibles arising from the Company's acquisitions (see Note 6) are amortized on a straight-line basis over the estimated useful life of five to ten years.

Revenue Recognition The Company generally recognizes revenue from manufacturing services at the time of product ship-ment. Where appropriate, provisions are made at that time for estimated warranty and return costs.

Net Income Per Share Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share includes dilutive common stock equivalents, using the treasury stock method, and assumes that the convertible debt instruments were converted into common stock, if dilutive. As a result of the adoption of SFAS No. 128, the Company's reported earnings per share were restated for all periods presented (see Note 3).

Stock Based Compensation Effective October 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company continues to apply Accounting Principals Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans.

New Accounting Standards In February 1997, FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," which will be adopted by the Company in fiscal 1999. SFAS 129 requires companies to disclose certain information about their capital structure. SFAS 129 will not have a material impact on the Company's financial statement disclosures.

In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 130 is effective for fiscal year 1999. Management does not believe the adoption of SFAS 130 will have a material impact on the Company's financial statement disclosures.

In June 1997, FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 introduces a new model for segment reporting, called the "management approach." SFAS 131 is effective for fiscal year 1999. Management believes the adoption of SFAS 131 will increase its disclosure requirements of operations of the Company.

In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that derivative instruments be recorded in the balance sheet at their fair market value, with changes in the fair value recorded in the income statement unless specific hedging criteria is met. Management does not believe the adoption of SFAS 133 will have a material impact on the Company's financial statement disclosures.

NOTE 3.  EARNINGS PER SHARE

In the first quarter of fiscal 1998, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share." SFAS 128 requires the replacement of previously reported primary and fully diluted earnings per share (EPS) as required by APB Opinion No. 15 (APB 15) with basic earnings per share and diluted earnings per share.

Basic EPS was computed by dividing net income by the weighted average number of shares of common stock outstanding during fiscal 1998, 1997, and 1996. Diluted EPS includes dilutive common stock equivalents, using the treasury stock method, and assumes that the convertible debt instruments were converted into common stock upon issuance, if dilutive. A reconciliation of the net income and weighted average number of shares used for the diluted earnings per share computations follows:

(in thousands,
except per share amounts)                    1998           1997           1996
--------------------------------------------------------------------------------
Net income                                 $68,151        $30,525        $36,565
Add back after-tax interest
   expense for convertible
   subordinated debt                         3,676          3,101          3,152
--------------------------------------------------------------------------------
Income for calculating
   earnings per share                      $71,827        $33,626        $39,717
================================================================================
Weighted average number
   of shares outstanding
   during the period                        42,356         40,432         39,356
Applicable number of
   shares for stock options
   outstanding for the period                2,618          2,875          2,015
Weighted average number
   of shares if convertible
   subordinated
   debt were converted                       5,426          6,119          6,119
--------------------------------------------------------------------------------
Weighted average
   number of shares                         50,400         49,426         47,490
--------------------------------------------------------------------------------
Diluted earnings per share                 $  1.43        $  0.68        $  0.84
================================================================================

NOTE 4.  CONVERTIBLE SUBORDINATED DEBT

On August 16, 1995, the Company issued $86.3 million of 5.5% convertible subordinated notes (the "Notes") due on August 15, 2002. The notes were convertible into common stock, at the option of the note holder, at a conversion price of approximately $14.09 per share, after giving effect to stock splits, subject to adjustments in certain events. The notes were subordinated in right of payment to all existing and future senior indebtedness, as defined, by the Company. The notes were redeemable at the option of the Company on or after August 15, 1998, initially at 103.143% of the face value and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. Interest was payable semi-annually on February 15 and August 15. On August 19, 1998, the Company called for redemption of the notes which represented $86.3 million in debt. All note holders elected to convert their notes to equity.

On February 11, 1987, Elexsys issued $32,000,000 of 5.5% convertible subordinated debentures (the "Debentures") due on March 1, 2012. The Debentures are convertible into shares of common stock at $59.85, after the effect of the merger and stock split, subject to adjustment under certain conditions. The Debentures are redeemable by the Company at declining premiums prior to March 1, 1997 and thereafter at 100 percent of the principal amount. The Debentures are also redeemable through the operation of a sinking fund at 100 percent of the principal amount. Interest is payable semi-annually on September 1 and March 1 of each year. Mandatory annual sinking fund payments, sufficient to retire 5 percent of the aggregate principal amount of the Debentures issued, were to be made on each March 1 commencing in 1997. As a result of two exchanges of common stock for $16 million and $4 million of the Debentures in fiscal 1994 and fiscal 1995, respectively, the Company now has sinking fund credits available to offset these obligations for twelve and one-half years, thus no sinking fund payments will be required until 2009. In addition, the Company

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)


repurchased approximately $6.2 million (including premiums) in Debentures during fiscal 1998. The Debentures are subordinated to all senior indebtedness of the Company.

NOTE 5.  COMMITMENTS

The Company leases its facilities under operating leases expiring at various dates through October 2010. The Company is responsible for utilities, maintenance, insurance and property taxes under the leases. Minimum future lease payments under non-cancelable operating leases are approximately as follows (in thousands):

Years Ending September 30,
--------------------------------------------------------------------------------
1999                                                                     $ 6,657
2000                                                                       5,305
2001                                                                       3,684
2002                                                                       3,052
2003                                                                       2,154
Thereafter                                                                 5,806
--------------------------------------------------------------------------------
                                                                         $26,658
================================================================================

Rent expense under operating leases was approximately $5.0 million, $5.1 million and $4.9 million for the years ended September 30, 1998, 1997 and 1996, respectively.

In November 1998, the Company entered into an operating lease agreement for its corporate headquarters and certain of its assembly facilities. The campus facility, approximately 330,000 square feet, is located in San Jose, California.

NOTE 6.  ACQUISITIONS

In November 1997, the Company acquired Elexsys International, Inc. ("Elexsys") in a merger transaction. Under the terms of the merger agreement, the Company's common stock was exchanged for all of Elexsys' outstanding common stock. Approximately 3.3 million shares of common stock were issued to acquire Elexsys. The merger was accounted for as a pooling of interests, and therefore, all prior periods presented were restated to combine the results of the two companies. A reconciliation of the financial statements for the twelve months ended
September 30, 1997 and 1996, to previously reported information, is as follows (in thousands):

                                                  1997                    1996
--------------------------------------------------------------------------------
Revenue:
   Sanmina                                     $ 405,212               $ 265,076
   Elexsys                                       164,575                 126,906
--------------------------------------------------------------------------------
     Combined                                  $ 569,787               $ 391,982
================================================================================
Net Income (loss):
   Sanmina                                     $  40,902               $  28,095
   Elexsys                                       (10,377)                  8,470
--------------------------------------------------------------------------------
     Combined                                  $  30,525               $  36,565
================================================================================

On February 23, 1998, the Company acquired Pragmatech, Inc. ("Pragmatech") in a stock purchase transaction. The purchase price was approximately $5.7 million. The acquisition, which was accounted for as a purchase, included the payment of cash and the assumption of liabilities. Accordingly, the results of operations for the year ended September 30, 1998, include the results of operations of this business from the date of acquisition. The acquisition resulted in goodwill of $11.5 million which is being amortized over a ten year period.

The unaudited pro forma financial information for the years ended September 30, 1998, 1997, and 1996 is presented below as if Pragmatech had been acquired on October 1, 1995:

                                               Years ended September 30,
                                                                     (Unaudited)
(in thousands,                          ----------------------------------------
except per share data)                    1998            1997            1996
--------------------------------------------------------------------------------
Revenue                                 $749,577        $624,341        $424,208
Net Income                                65,596          28,647          34,374
Net income per share - diluted          $   1.37        $   0.64        $   0.79
Diluted shares used in
   calculating per
   share amounts                          50,400          49,426          47,490

NOTE 7.  CONTINGENCIES

In the normal course of business, the Company may be subject to litigation matters. The Company does not believe the ultimate resolution of any such pending or threatened litigation matters would have a material adverse effect on the Company's financial position or results of operations.

NOTE 8.  STOCKHOLDERS' EQUITY

Common Stock In June 1998, the Company effected a two-for-one stock split payable in the form of a dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split.

Stock Option Plans The 1990 Incentive Stock Plan (the "Plan") provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of the Company's Common Stock at amounts not less than 100% of the fair market value of the shares on the date of the grant.

The 1995 Director Option Plan (the "Director Plan") provides for the automatic grant of stock options to outside directors of the Company or any subsidiary of the Company at amounts not less than 100% of the fair market value of the shares on the date of grant.

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

Options under the three plans vest as determined by the Board of Directors and in no event may an option have a term exceeding ten years from the date of the grant. Total shares authorized for issuance under all plans are 9,900,000 at September 30, 1998.

Option activity under all plans is as follows:

                                                          Options Outstanding
                                                   --------------------------------
                                                                      Weighted Avg.
                                                     Shares          Exercise Price
-----------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995                       3,398,861         $     5.46
   Granted                                          1,662,723         $    11.53
   Exercised                                         (521,917)        $     3.18
   Cancelled                                         (383,713)        $     6.03
-----------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996                       4,155,954         $     8.12
   Granted                                          1,764,790         $    20.83
   Exercised                                         (735,292)        $     6.64
   Cancelled                                         (235,310)        $    11.43
-----------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997                       4,950,142         $    12.69
   Granted                                          1,835,700         $    34.09
   Exercised                                       (1,039,179)        $     7.87
   Cancelled                                         (258,789)        $    21.06
BALANCE AT SEPTEMBER 30, 1998                       5,487,874         $    20.39
===================================================================================

The following table summarizes information regarding stock options outstanding under the Company's option plans at September 30, 1998:

                                         Options Outstanding                        Options Vested and Exercisable
                         -------------------------------------------------      -----------------------------------
                                              Weighted
                            Number             Average           Weighted       Number Vested          Weighted
Range of                  Outstanding         Remaining           Average       And Exercisable         Average
Exercise Prices          As of 9/30/98    Contractual Life     Exercise Price    As of 9/30/98       Exercise Price
-------------------------------------------------------------------------------------------------------------------
$ 0.50 - $ 8.69            1,385,889               5.48          $    5.96            985,763          $    5.51
$ 9.63 - $ 20.07           1,527,749               7.48          $   14.95            643,210          $   14.53
$ 20.13 - $32.32           1,534,439               8.80          $   28.00            317,883          $   27.33
$ 32.38 - $ 45.94          1,039,797               9.32          $   36.27            122,453          $   36.34
-------------------------------------------------------------------------------------------------------------------
$ 0.50 - $ 45.94           5,487,874               7.70          $   20.39          2,069,309          $   13.49
===================================================================================================================

Employee Stock Purchase Plan The Company's employee stock purchase plan (the "Purchase Plan") provides for the issuance of up to 1,700,000 shares of common stock. Under the Purchase Plan, employees may purchase, on a periodic basis, a limited number of shares of common stock through payroll deductions over a six-month period. The per share purchase price is 85% of the fair market value of the stock at the beginning or end of the offering period, whichever is lower. As of September 30, 1998, 1,374,498 shares had been issued under the Purchase Plan.

As of September 30, 1998, the Company has reserved the following shares of authorized but unissued Common Stock:

Convertible subordinated debt                                             96,360
Stock option plans                                                     6,835,636
Employee stock purchase plan                                             325,502
--------------------------------------------------------------------------------
                                                                       7,257,498
================================================================================

Stock-based Compensation The Company accounts for its stock option plans and employee stock purchase plan under APB Opinion No. 25 and related interpretations, under which no compensation cost has been recognized as the exercise price per share for stock options was equal to the fair market value of the stock on the date of grant and the Purchase Plan qualified as a non-compensatory plan. Had compensation cost for these Plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                             Years Ended September 30,
                                  ----------------------------------------------
                                     1998              1997              1996
--------------------------------------------------------------------------------
Net income:
   As reported                    $   68,151        $   30,525        $   36,525
   Pro forma                          49,414            19,703            30,711

Basic EPS:
   As reported                    $     1.61        $     0.75        $     0.93
   Pro forma                            1.17              0.49              0.78

Diluted EPS:
   As reported                    $     1.43        $     0.68        $     0.84
   Pro forma                            0.98              0.40              0.65

The weighted average fair values of options granted during fiscal 1998, 1997, 1996 was $18.50, $12.24, and $7.64 per share, respectively. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996:


                                                Years Ended September 30,
                                           ------------------------------------
                                            1998           1997           1996
--------------------------------------------------------------------------------
Volatility                                     75%            78%            78%
Risk-free interest rate                       5.7%           6.3%           6.2%
Dividend yield                                  0%             0%             0%
Expected lives* (management
   and directors) beyond vesting              0.6            1.0            1.0
Expected lives* (employees)
    beyond vesting                            0.3            0.6            0.6

* measured in years beyond vesting.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONTINUED)


NOTE 9.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                          Years Ended September 30,
                               ------------------------------------------------
                                 1998                1997                1996
--------------------------------------------------------------------------------
Federal:
   Current                     $ 42,802            $ 22,215            $ 16,329
   Deferred                      (8,832)             (1,535)             (1,875)
================================================================================
                                 33,970              20,680              14,454
--------------------------------------------------------------------------------

State:
   Current                        6,451               5,646               3,419
   Deferred                      (1,233)                  6                (454)
================================================================================
                                  5,218               5,652               2,965
--------------------------------------------------------------------------------

Total provision for
   income taxes                $ 39,188            $ 26,332            $ 17,419
================================================================================

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):



                                             Years Ended September 30,
                                     ------------------------------------------
                                       1998             1997             1996
                                     --------         --------         --------
Federal tax at
   statutory rate                    $ 37,569         $ 26,546         $ 19,394
State income taxes,
   net of federal benefit               5,218            3,473            2,427
Foreign subsidiary loss                   410               --              303
Effect of non-deductible
   goodwill amortization                  672              692              493
Tax exempt interest income               (713)            (436)            (359)
FSC benefit                              (179)            (530)            (355)
Tax credits                              (792)            (412)            (507)
Change in valuation
   allowance                          (11,598)          (3,168)          (3,636)
Other                                   8,601              167             (341)
--------------------------------------------------------------------------------
Total provision for
   income taxes                      $ 39,188         $ 26,332         $ 17,419
================================================================================

The components of the net deferred income tax asset are as follows (in thousands):

                                                         As of September 30,
                                                    ---------------------------
                                                      1998               1997
--------------------------------------------------------------------------------
Cumulative temporary differences:
State taxes                                         $  1,726           $  1,128
Accrued vacation                                       1,232              1,081
Allowance for doubtful accounts                        1,772              1,438
Depreciation                                            (511)            (1,619)
Inventory reserve                                      6,255              5,489
Accrued bonuses                                        2,251                 58
General reserve                                        1,645                605
Environmental reserve                                  2,216              2,381
Accrued plant closing costs                              450              3,482
Net operating loss carryforwards                       4,245              7,381
Tax credit carryforwards                                 405                961
Other                                                  2,459              3,294
--------------------------------------------------------------------------------
Total deferred income tax asset                       24,145             25,679
Valuation allowance                                   (5,267)           (16,865)
--------------------------------------------------------------------------------
Net deferred income tax asset                       $ 18,878           $  8,814
================================================================================

The valuation allowance provides a reserve against deferred tax assets that may expire or become unutilized by the Company. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," the Company believes it is more likely than not the Company will not realize a portion of the benefits of these deferred tax assets, and accordingly, has provided a valuation allowance for them. Federal net operating loss carryforwards of $6.9 million will expire at various dates from the year 2007 through 2010. State net operating loss carryforwards of $3.9 million will expire in 1999. Foreign net operating loss carryforwards of $6.0 million will carryforward indefinitely. Federal minimum tax credit carryforwards of $0.24 million will carryforward indefinitely and state tax credit carryforwards of $0.25 million will expire at various dates from the year 2002 through 2005.

NOTE 10.  BUSINESS SEGMENT AND CONCENTRATION OF CREDIT RISK

The Company operates in one business segment - the manufacture, testing and servicing of a full spectrum of complex printed circuit boards, custom backplane interconnect devices, and electronic assembly services. Revenue is principally derived from customers in the United States.

Sales to major customers who accounted for more than 10% of net sales were as follows:

Years Ended September 30,                   1998           1997           1996
--------------------------------------------------------------------------------
Customer - A                                 18.2%             *              *
Customer - B                                 13.0%          17.7%          20.3%

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

NOTE 11.  SUBSEQUENT EVENTS

In November 1998, the Company and Altron, Inc. (Altron) merged through the issuance of 7,200,638 shares of common stock in exchange for all of Altron's outstanding common stock. The acquisition was accounted for as a pooling of interests.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Sanmina Corporation:

We have audited the accompanying consolidated balance sheets of Sanmina Corporation (a Delaware Corporation) and its subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanmina Corporation and its subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



San Jose, California                               /s/ ARTHUR ANDERSEN LLP

October 23, 1998                                   Arthur Andersen LLP
(except for the matter discussed
in Note 11, as to which the date is
November 30, 1998)