Form 10-K405, Exhibit 13
period 1999-10-02
SANMINA CORP/DE
filed 1999-12-15
CIK 897723

                                                                      EXHIBIT 13

FINANCIAL TABLE OF CONTENTS

Selected Financial Data                               {18}

Management's Discussion and Analysis                  {19}

Statement of Financial Responsibility                 {27}

Consolidated Balance Sheets                           {28}

Consolidated Statements of Operations
and Comprehensive Income                              {29}

Consolidated Statements of Stockholders' Equity       {30}

Consolidated Statements of Cash Flows                 {31}

Notes to the Consolidated Financial Statements        {32}

Report of Independent Public Accountants              {40}

SELECTED FINANCIAL DATA

S a n m i n a   C o r p o r a t i o n

                                                                           Year Ended
                                                ----------------------------------------------------------------
                                                October 2,                       September 30,
                                                ----------    --------------------------------------------------
(in thousands, except per share amounts)           1999         1998          1997          1996          1995
----------------------------------------        ----------    --------      --------      --------      --------
STATEMENT OF OPERATIONS DATA
Net sales                                       $1,214,744    $991,821      $803,064      $617,487      $469,394
Cost of sales                                      962,595     783,949       640,644       484,687       375,238
Gross profit                                       252,149     207,872       162,420       132,800        94,156
Selling, general and administrative expenses        74,796      67,165        63,856        45,483        36,278
Amortization of goodwill                             3,269       3,127         2,283         2,000           568
Provision for plant closing
   and relocation costs                             16,875          --         8,876            --            --
Write down of long-lived assets                     11,400          --            --            --            --
Merger costs                                         5,479       3,945            --            --            --
Operating income                                   140,330     133,635        87,405        85,317        57,310
Other income (expense), net                          7,549        (272)       (1,691)         (760)         (681)
Income before provision for income taxes
   and extraordinary item                          147,879     133,363        85,714        84,557        56,629
Provision for income taxes                          54,182      47,734        36,358        29,543        20,965
Gain from exchange of convertible
   subordinated debentures for
   common stock, net of expenses                        --          --            --            --         1,833
Net income                                      $   93,697    $ 85,629      $ 49,356      $ 55,014      $ 37,497
                                                ==========    ========      ========      ========      ========
Diluted earnings per share:
   Income before extraordinary item             $     1.52    $   1.52      $   0.91      $   1.04      $   0.76

   Extraordinary item                                   --          --            --            --          0.04
   Net income per share                         $     1.52    $   1.52      $   0.91      $   1.04      $   0.80
Shares used in computing
   diluted per share amounts                        61,662      58,597        57,616        55,666        47,972
                                                ==========    ========      ========      ========      ========

                                                                             As of
                                                ----------------------------------------------------------------
                                                October 2,                       September 30,
                                                ----------    --------------------------------------------------
(in thousands)                                     1999         1998          1997          1996          1995
---------------------                           ----------    --------      --------      --------      --------
BALANCE SHEET DATA
Working capital                                 $  667,784    $300,337      $251,350      $228,620      $200,703
Total assets                                     1,201,713     658,367       553,478       450,134       368,858
Long-term debt                                     357,980      19,408       120,307       117,726       113,997
Stockholders' equity                               626,347     481,985       297,870       233,959       166,493
                                                ==========    ========      ========      ========      ========

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

S a n m i n a  C o r p o r a t i o n


OVERVIEW

Sanmina Corporation ("Sanmina") was incorporated in Delaware in May 1989 to acquire its predecessor company which had been in the printed circuit board and backplane business since 1980. Sanmina is a leading independent provider of customized integrated electronic manufacturing services ("EMS"), including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers ("OEM") in the electronics industry. Sanmina's electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount ("SMT") and pin-through hole ("PTH") interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, electronic enclosure systems and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Sanmina, through its Sanmina Cable Systems ("SCS") subsidiary (formerly known as Golden Eagle Systems), also manufactures custom cable and wire harness assemblies for electronic industry OEMs. In addition, as part of the Elexsys International ("Elexsys") merger completed in November 1997, Sanmina acquired and currently operates a metal stamping and plating business.

Sanmina's assembly plants are located in Northern California, Richardson, Texas, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, and Dublin, Ireland. Sanmina's printed circuit board fabrication facilities are located in Northern California, Southern California, and Nashua, New Hampshire. SCS's manufacturing facility is located in Carrollton, Texas. As a result of Sanmina's November 1998 merger with Altron Incorporated ("Altron"), Sanmina has added new fabrication and assembly plants in the Boston, Massachusetts area, Northern California, and Plano, Texas. In addition, as a result of Sanmina's merger with Telo Electronics Incorporated ("Telo") and Manu-Tronics, Inc. ("Manu-Tronics"), Sanmina has added new assembly plants in San Jose, California and in the greater Chicago area. As part of Sanmina's agreement to acquire certain assembly operations of Nortel Networks Corporation, Sanmina added an assembly plant in Calgary, Alberta, Canada on October 1, 1999. In addition, Sanmina also added an assembly plant in Chateaudun, France in November 1999. As part of Sanmina's acquisition of Devtek Electronics Packaging Systems Division on October 5, 1999, Sanmina added an enclosure facility in Toronto, Ontario, Canada.

Sanmina has pursued, and intends to continue to pursue, business acquisition opportunities, particularly when these opportunities have the potential to enable Sanmina to increase its net sales while maintaining operating margins, to access new geographic markets, to implement Sanmina's vertical integration strategy and/or to obtain facilities and equipment on terms more favorable than those generally available in the market. In particular, Sanmina expects that it will continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs.

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

RESULTS OF OPERATIONS

Fiscal Years Ended October 2, 1999, September 30, 1998 and 1997

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales.

                                                 Year Ended
                                  ------------------------------------------
                                  October 2,    September 30,  September 30,
                                     1999           1998           1997
                                    ------         ------         ------
Net sales                           100.0%         100.0%         100.0%
Cost of sales                        79.2           79.0           79.8
Gross profit                         20.8           21.0           20.2
Operating expenses:
   Selling, general and
      administrative                  6.2            6.8            7.9
   Amortization of goodwill           0.3            0.3            0.3
   Provision for plant closing
      and relocation costs            1.4             --            1.1
   Write down of
      long-lived assets               0.9             --             --
   Merger costs                       0.4            0.4             --
Total operating expenses              9.2            7.5            9.3
Operating income                     11.6           13.5           10.9
Other income (expenses), net          0.6           (0.1)          (0.2)
Provision for income taxes           (4.5)          (4.8)          (4.5)
Net income                            7.7%           8.6%           6.2%
                                    =====          =====          =====

Net Sales   Net sales in fiscal 1999 increased 22.5% to $1,214.7 million from
$991.8 million in fiscal 1998, which was an increase of 23.5% from fiscal 1997 sales of $803.1 million. The increase in net sales for fiscal 1999 was due primarily to increased shipments of EMS assemblies to both existing and new customers obtained both through acquisitions and internal growth. The increase in net sales for fiscal 1998 was the result of increased volumes of business from established customers, the addition of several new major customers during the year and the addition of customers resulting from acquisitions completed during the year. Sanmina's printed circuit board fabrication operations focused increasingly on manufacturing printed circuit boards used in EMS assemblies manufactured by Sanmina, rather than manufacturing "bare" boards for sale to third parties. Growth in EMS assembly revenues during these periods was influenced by the electronics industry trend

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

S a n m i n a  C o r p o r a t i o n

Net Sales
(in millions of dollars)

1997                 803.1

1998                 991.8

1999               1,214.7

Selling, General and Administrative Expenses
(as a percentage of net sales)

1997                   7.9%

1998                   6.8%

1999                   6.2%

Gross Margins
(as a percentage of net sales)

1997                  20.2%

1998                  21.0%

1999                  20.8%

towards outsourcing, expansion of Sanmina's operations, both through acquisitions and Company-originated expansions, and a generally positive economic environment in the communications, medical and industrial instrumentation, and computer segments of the electronics industry. These segments continued to experience overall growth during these periods.

Gross Margin   Gross margin was 20.8%, 21.0%, and 20.2% in fiscal 1999, 1998, and 1997, respectively. Sanmina expects gross margins to continue to fluctuate based on product and customer mix. The decrease in gross margin for fiscal 1999 was primarily attributable to charges recorded in the first quarter of fiscal 1999 related to the write down of obsolete inventory and other manufacturing related assets from acquired companies. In the fourth quarter of fiscal 1999, Sanmina experienced increased competition, different product and customer mix which resulted in decreases in gross margins. The increase in gross margin for fiscal 1998 was due to Sanmina's ability to realize synergies associated with the Elexsys acquisition. As the integration of these operations is complete, Sanmina does not anticipate achieving incremental gross margin improvements in future periods as a result of synergies achieved in connection with these acquisitions. Due to increased competition, product and customer mix, and pricing structures negotiated in OEM divestiture transactions, including the recent Nortel Networks transactions and possible future transactions, Sanmina may experience decreases in gross margins.

Selling, General and Administrative Expenses   Selling, general and
administrative expenses for fiscal 1999, 1998, and 1997 were $74.8 million, $67.2 million, and $63.9 million, respectively. The percentage decreases in selling, general and administrative expenses for fiscal 1999 were due to Sanmina's ability to grow sales while maintaining or reducing operating expenses as a percentage of net sales. The absolute dollar increases in selling, general and administrative expenses were primarily the result of increased expenditures to support higher sales volume.

Amortization of Goodwill   Sanmina incurred $3.3 million, $3.1 million, and $2.3
million in amortization expense for fiscal years 1999, 1998, and 1997, respectively. These amortization expenses reflect the amortization of goodwill related to acquisitions, which were accounted for as purchase transactions.

Plant Closing and Relocation Costs   Plant closing and other non-recurring
charges of $16.9 million are a result of Sanmina's acquisitions in the first quarter of fiscal 1999 and Sanmina's planned relocation to a new campus facility. Sanmina closed certain manufacturing plants in Fremont, California and Woburn, Massachusetts and merged the operations from these facilities into existing manufacturing facilities within the same regions. These closures were made to eliminate duplicate facilities and other costs resulting from the merger with Altron. Concurrent with the plant closures, Sanmina reduced its workforce in the same regions by approximately 50 people. Plant closing, relocation and severance costs totaled $12.8 million, of which $2.0 million was unpaid as of fiscal year end 1999. In conjunction with the closure of manufacturing facilities and Sanmina's planned relocation to its new campus facility in fiscal 2000, other non-recurring costs include payments required under lease contracts (less any applicable sublease income) after the properties are abandoned, any applicable lease buyout costs, restoration costs associated with certain lease arrangements and the costs to maintain facilities during the period after abandonment. Asset related write-offs consist of excess equipment and leasehold improvements to facilities that were abandoned and whose estimated fair market value is zero. Sanmina's move to the new campus facility commenced in fiscal 1999 and is expected to be completed in the second quarter of fiscal 2000. Noncancelable lease payments on vacated facilities will be paid out through most of fiscal 2000. Sanmina also discontinued the use of enterprise-wide software and hardware used internally by the acquired companies, as these were no longer required post acquisition. The closing of the plants discussed above, and the costs related to the integration of information systems and hardware, were all incurred in fiscal 1999. Total other non-recurring charges totaled $4.1 million.

Write Down of Long-Lived Assets Sanmina continually evaluates whether long-lived assets have been impaired in value. This process includes evaluating whether projected results of operations of acquired businesses would support the carrying value of related assets including the future amortization of the remaining unamortized balance of goodwill. In the first quarter of fiscal 1999, such evaluation with respect to the acquisition of Pragmatech, Incorporated ("Pragmatech"), indicated the fair value of assets related to Pragmatech were less than the carrying value of the Pragmatech assets. Accordingly, in the first quarter of fiscal 1999, Sanmina recorded an adjustment to write down the remaining $11.4 million of unamortized goodwill arising from the acquisition. The fair value of Pragmatech at the acquisition date was based on the estimated future cash flows to be generated from the assets based on reasonable and supportable assumptions. Financial projections prepared at the time of the acquisition of Pragmatech reflected Sanmina's belief that Sanmina would continue to provide electronics manufacturing services to existing Pragmatech customers and would grow the Pragmatech business at Pragmatech's existing facilities. However, the existing Pragmatech customer relationships could not be restructured to conform to Sanmina's pricing and revenue models, and as a result, the relationships with the former Pragmatech customers have terminated. In addition, Sanmina closed several of the former Pragmatech facilities in fiscal 1998. As a result of these operational factors, Sanmina's analysis of projected revenues, results of operations, and cash flows attributable to the few remaining Pragmatech customers did not support the carrying value of Pragmatech assets, including the unamortized goodwill.

Merger costs of $5.5 million consisted of fees for investment bankers, attorneys, accountants, and other direct merger related expenses, all of which have been paid in fiscal 1999 and relate to those mergers that were accounted for using the pooling-of-interests method. In 1998, Sanmina recorded a charge of $3.9 million related to the merger with Elexsys.

Other Income and Expense In fiscal 1999, net other income was $7.5 million as compared to net other expense of $272,000 and $1.7 million in fiscal 1998 and 1997, respectively. For fiscal 1999, the increase in net other income was the result of a decrease in outstanding debt. In addition, there was interest income from the higher cash balances available following the $341.1 million (net of issuance costs) issuance of convertible subordinated notes. The interest income was slightly offset by the interest expense associated with the convertible subordinated notes. In the first quarter of fiscal 1998, Sanmina repaid approximately $12.8 million of outstanding Elexsys debt. In addition, in August 1998, $86.3 million of outstanding convertible subordinated notes, issued by Sanmina in August 1995, were converted into Common Stock as a result of a redemption call for such notes issued by Sanmina.

Provision for Income Taxes For fiscal 1999, 1998, and 1997, Sanmina's effective tax rate was 36.6%, 35.8%, and 42.4%, respectively. The provision for income taxes for fiscal year 1999 is based upon Sanmina's estimate of an effective tax rate of 36.5%. In the first quarter of fiscal 1999, Sanmina did not record a provision for income taxes due to a net loss. For fiscal 1998, the rate decreased as utilization of net operating loss carryforwards of Elexsys were recognized. Also, the lower rate in fiscal 1998 represents the benefit of foreign operations and merged companies taxed at a reduced rate.

LIQUIDITY AND CAPITAL RESOURCES

Sanmina generated cash from operating activities of $115.1 million, $106.2 million, and $77.4 million in fiscal years 1999, 1998, 1997, respectively. These increases in cash generated from operations each year were primarily due to Sanmina's increase in profitability.

Cash used for investing activities included net purchases of short-term investments during fiscal 1999, 1998, and 1997 of $418.1 million, $52.9 million, and $78.0 million, respectively. For fiscal 1999, Sanmina paid approximately $537.2 million for short-term and long-term investments as well as equipment. Additionally, Sanmina paid approximately $75.1 million in cash for acquired business. These payments were offset by $194.2 million in maturities of short-term investments.

Investing activities during 1998 included $55.3 million in property, plant and equipment. Additionally, on February 23, 1998, Sanmina paid approximately $5.7 million in cash to acquire Pragmatech.

During fiscal 1997, investing activities included the November 1996 acquisition of the assets of the former Comptronix Corporation for which Sanmina paid cash of approximately $17.6 million, as well as investments in property, plant and equipment of $70.7 million.

Net cash provided by financing activities for fiscal 1999 consisted primarily of $341.1 million in net proceeds from the issuance of convertible subordinated notes. The issuance proceeds were partly offset by $22.3 million in payments for long-term notes and liabilities. Proceeds from the exercise of stock options and stock purchase rights were $32.6 million in fiscal 1999.

Cash used for financing activities was $19.5 million in fiscal 1998. In fiscal 1998, Sanmina paid approximately $7.5 million in outstanding debt. The payments for other long-term liabilities of $25.4 million, which included the $12.8 million of outstanding Elexsys debt, were offset by the proceeds from exercise of stock options and stock purchase rights of $11.1 million. In August 1998, Sanmina called for redemption an aggregate principal amount of $86.3 million in convertible subordinated notes which were originally issued in August 1995. The notes were converted to Sanmina Common Stock at a price of $14.09 per share, or
70.94 shares of Sanmina's Common Stock per $1,000 principal amount of Notes. Cash was paid in lieu of fractional shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

S a n m i n a  C o r p o r a t i o n


Cash provided by financing activities was $9.3 million in fiscal 1997. Financing activities in fiscal 1997 consisted primarily of receipt of proceeds from exercise of stock options and stock purchase rights.

Sanmina's future needs for financial resources include increases in working capital to support anticipated sales growth and investment in manufacturing facilities and equipment. Working capital was $667.8 million at October 2, 1999. Sanmina has evaluated and will continue to evaluate possible business acquisitions. In this regard, Sanmina anticipates incurring facilities related expenditures during fiscal 2000 in connection with the relocation of its San Jose, California area assembly facilities and its corporate headquarters to a new campus facility.

Sanmina has entered into an operating lease agreement for new facilities in San Jose, California, where it will establish its corporate headquarters and certain of its assembly operations. In connection with these transactions, Sanmina pledged $52.9 million of its cash and investments as collateral for certain obligations of the lease.

Sanmina believes that its capital resources, together with cash generated from operations, will be sufficient to meet its working capital and capital expenditure requirements through at least the next twelve months. Sanmina may seek to raise additional capital through the issuance of either debt or equity securities. Debt financing may require Sanmina to pledge assets as collateral and comply with financial ratios and covenants. Equity financing may result in dilution to stockholders.

YEAR 2000

Sanmina Corporation is subject to potential risks related to Year 2000 problems. Many computer systems and software products are unable to distinguish years beginning with "19" from those beginning with "20." As a result, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. Sanmina Corporation is currently expending resources to review its products and services, as well as its internal business and manufacturing systems in order to identify and modify those products, services and systems that are not Year 2000 compliant. There can be no assurance, however, that Sanmina will be able to solve all potential Year 2000 issues. Sanmina's reliance on its key suppliers, and therefore on the proper functioning of their information systems and software, is increasing, and there can be no assurance that another company's failure to address Year 2000 issues could not have an adverse effect on Sanmina.

Sanmina initiated formal communications with each of its significant suppliers and customers to determine the extent to which Sanmina is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Based on inquiries to date, the Company believes satisfactory progress has been made by its major vendors and customers on Year 2000 readiness. However, in the event a product manufactured by Sanmina contained Year 2000 problems attributable to a design or product development flaw, it is likely that sales of such product would be adversely affected, which would adversely affect Sanmina's manufacturing services revenues attributable to such product. Such a situation could have a material adverse effect on Sanmina's business, financial condition and results of operations.

The Company has updated much of its existing software for Year 2000 compliance by acquiring new or upgraded third party software packages, and by modifying existing internally developed software. The possibility exists, however, that the Company may fail to correct an internal Year 2000 issue in its software or manufacturing equipment. The Company believes this possibility would not significantly impact its operations, as it should be able to effectively conduct its business using Year 2000 compliant software and equipment currently installed.

Other Year 2000-related problems such as disruptions in the delivery of materials, power, heat or water to Sanmina's facilities, could prevent Sanmina from being able to manufacture and ship its products. Not only could the Company's production be disrupted if one of its utility providers fails to be fully Year 2000 ready, but also indirectly if a parts supplier's utility provider is not Year 2000 ready. A prolonged utility outage could significantly adversely affect the Company until production is shifted to other facilities or to suppliers not impacted by utility outages.

To date, Year 2000 costs are not considered by Sanmina to be material to its financial condition. Sanmina has estimated the cost of its Year 2000 project is approximately $1.7 million. Through October 2, 1999, approximately $1.5 million of this amount has been expended.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires changes in the derivative's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material impact on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Sanmina's exposure to market risk for changes in interest rates relate primarily to Sanmina's investment portfolio. Currently, Sanmina does not use derivative financial instruments in its investment portfolio. Sanmina invests in high credit quality issuers and, by policy, limits the amount of principal exposure to any one issuer. As stated in Sanmina's policy, Sanmina seeks to ensure the safety and preservation of its invested principal funds by limiting default and market risk.

Sanmina seeks to mitigate default risk by investing in high-credit quality securities and by positioning its investment portfolio to respond to a significant reduction in a credit rating of any investment issuer, guarantor or depository. Sanmina seeks to mitigate market risk by limiting the principal and investment term of funds held with any one issuer and by investing funds in marketable securities with active secondary or resale markets.

The table below presents carrying amounts and related average interest rates by year of maturity for Sanmina's investment portfolio as of October 2, 1999 (in thousands):

                                                                             Year Ended
                                     ---------------------------------------------------------------------------------------
(in thousands)                          2000         2001       2002        2003         2004       Thereafter         Total
                                     ---------------------------------------------------------------------------------------
Cash equivalents, short-term,
and long-term investments            365,505       11,670          -        937        52,850            2,414       433,376
Average interest rate                    5.1%         5.7%         -        7.6%          5.2%             5.9%          5.1%

FOREIGN CURRENCY EXCHANGE RISK

Sanmina transacts business in foreign countries. Sanmina's primary foreign currency cash flows are in certain European countries. Currently, Sanmina does not employ a foreign currency hedge program with respect to transactions and expenditures originating in these or any other foreign countries. Sanmina believes that its foreign currency exchange risk is immaterial.

QUARTERLY RESULTS (UNAUDITED)

The following table contains selected unaudited quarterly financial data for the eight fiscal quarters in the period ended October 2, 1999. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. Sanmina's results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected from any future period. In June 1998, Sanmina effected a two-for-one stock split in the form of a stock dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split. Common stock prices reflect high and low reported sales prices, as reported by the Nasdaq National Market. The mergers with Elexsys, Altron and Manu-Tronics were accounted for as a pooling of interests, and therefore, all prior periods presented were restated to combine the results of the companies.


(in thousands, except                                                     Year Ended
percentages and per               -------------------------------------------------------------------------------------------------
share amounts)                                    OCTOBER 2, 1999                                SEPTEMBER 30, 1998
                                  ----------------------------------------------    -----------------------------------------------
Quarter                              First       Second      Third        Fourth      First      Second       Third     Fourth
-------                              -----       ------      -----        ------      -----      ------       -----     ------
Net sales                         $ 275,533     $281,140    $309,496    $348,575    $220,671    $240,886    $267,617    $262,647
   Gross profit                      52,284       61,615      66,374      71,876      46,030      51,178      56,941      53,723
   Gross margin                        19.0%        21.9%       21.4%       20.6%       20.9%       21.2%       21.3%       20.5%
Operating income/(loss)              (2,300)      43,503      47,595      51,532      25,891      34,247      38,454      35,043
Net income/(loss)                      (562)      28,772      31,358      34,129      16,266      22,564      24,761      22,038
Net income/(loss) per
 share (diluted)                  $   (0.01)    $   0.47    $   0.51    $   0.55    $   0.29    $   0.40    $   0.43    $   0.40
Shares used in computing
   per share amounts                 57,380       61,754      61,847      62,306      58,437      58,327      58,921      58,783
Common stock prices:
   High                           $   62.50     $  75.56    $  81.22    $  83.24    $  44.00    $  40.19    $  46.88    $  47.56
   Low                            $   23.88     $  49.50    $  57.31    $  64.13    $  28.72    $  26.69    $  33.88    $  23.50


FACTORS AFFECTING BUSINESS AND RESULTS OF OPERATIONS

This annual report contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated by such forward looking statements as a result of certain factors, including those set forth below. You should carefully consider the risks described below in connection with any evaluation of our business and prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operation could be materially adversely affected. In that case, the trading price of our common stock and our convertible subordinated notes could decline.

Sanmina is heavily dependent on the electronics industry. Sanmina's business is heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and high-speed computer systems segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's customers can discontinue or modify products containing components manufactured by Sanmina. Such discontinuance or modification could adversely affect Sanmina's results of operations. The electronics industry is

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

S a n m i n a  C o r p o r a t i o n

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

Sanmina's results of operations can be affected by a variety of factors Sanmina's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Sanmina's operating results are affected by a number of factors. These factors include timing of orders from major customers, mix of product ordered by and shipped to major customers, the volume of orders as related to Sanmina's capacity, the ability of Sanmina to effectively manage inventory and fixed assets, and the ability of Sanmina to time expenditures in anticipation of future sales. Sanmina's results are also affected by the mix of products between back-plane assemblies and printed circuit boards. Sanmina's results are also affected by general economic conditions in the electronics industry. Sanmina's results can also be significantly influenced by development and introduction of new products by Sanmina's customers. From time to time, Sanmina experiences changes in the volume of sales to each of its principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's customers generally require short delivery cycles, and a substantial portion of Sanmina's backlog is typically scheduled for delivery within 210 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Sanmina's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of Sanmina Notes and Common Stock.

Sanmina experiences customer concentration A small number of customers are responsible for a significant portion of Sanmina's net sales. During fiscal 1999 and 1998, sales to Sanmina's ten largest customers accounted for 54% and 53%, respectively, of Sanmina's net sales. For fiscal 1999, sales to Cisco Systems represented more than 10% of Sanmina's net sales. For fiscal 1998, sales to Cisco Systems and DSC Communications represented more than 10% of Sanmina's net sales. Although there can be no assurance that Sanmina's principal customers will continue to purchase products and services from Sanmina at current levels, if at all, Sanmina expects to continue to depend upon its principal customers for a significant portion of its net sales. Sanmina's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which Sanmina's customers participate. The loss of one of more major customers or declines in sales to major customers could have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina is subject to risks associated with its strategy of acquisitions and expansions Sanmina has, for the past several fiscal years, pursued a strategy of growth. This growth has come in part through acquisitions. These acquisitions have involved both acquisitions of entire companies, such as the January 1996 acquisition of Golden Eagle Systems, now known as Sanmina Cable Systems, the November 1997 merger with Elexsys, the February 1998 acquisition of Pragmatech, the November 1998 merger with Altron, the December 1998 merger with Telo and the March 1999 merger with Manu-Tronics.

In addition, Sanmina has in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by Sanmina include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In October and November 1999, Sanmina acquired certain assembly operations of Nortel Networks.In addition to these acquisitions, Sanmina has also grown its operations through internal expansion, such as the opening of its Richardson, Texas assembly facility, its Durham, North Carolina assembly facility and its Dublin, Ireland assembly facility. Acquisitions of companies and businesses and expansion of operations involves certain risks, including the following:

- the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value,

-  diversion of management's attention,

- difficulties in scaling up production at new sites and coordinating management of operations at new sites, loss of key employees of acquired operations.

Accordingly, Sanmina may experience problems in integrating the recently acquired operations or operations associated with any future acquisition. Accordingly, there can be no assurance that any recent or future acquisition will result in a positive contribution to Sanmina's results of operations. Furthermore, there can be no assurance that Sanmina will realize value from any such acquisition which equals or exceeds the consideration paid. In particular, the successful combination of Sanmina and any future acquisition will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, the activities of any future acquisition, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could have an adverse impact on Sanmina's ability to realize the anticipated benefits of any future acquisition. In addition, there can be no assurance that Sanmina will realize anticipated strategic and other benefits from expansion of existing operations to new sites. Any such problems could have a material adverse effect on Sanmina's business, financial condition and results of operations. In addition, future acquisitions by Sanmina may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on Sanmina's business, financial condition and results of operations.

In addition, Sanmina expects to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs. Sanmina expects that competition for these opportunities among electronics manufacturing services firms will be intense because these transactions typically enable the acquiror to enter into long-term supply arrangements with the divesting OEM. Accordingly, Sanmina's future results of operations could be adversely affected if Sanmina is not successful in attracting a significant portion of the OEM divestiture transactions it pursues. In addition, due to the large scale and long-term nature of supply arrangements typically entered into in OEM divestiture transactions and because cost reductions are generally a major reason why the OEM is divesting operations, pricing of manufacturing services may be less favorable to the manufacturer than in standard contractual relationships. Accordingly, as Sanmina enters into new OEM divestiture transactions, Sanmina may experience erosion in gross margins.

Sanmina is subject to competition and technological change The electronic interconnect product industry is highly fragmented and it is characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect product market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than Sanmina as well as greater SMT assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition. Sanmina may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

Environmental matters are a key consideration in Sanmina's business Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. In addition, although the electronics assembly process generates significantly less waste water than printed circuit board fabrication, maintenance of environmental controls is also important in the electronics assembly process. Each of Sanmina's printed circuit board and electronics assembly plants has personnel responsible for monitoring environmental compliance. These individuals report to Sanmina's Director of Environmental Compliance, who has overall responsibility for environmental matters. Each plant operates under effluent discharge permits issued by the appropriate governmental authority. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. In the event of a future violation of environmental laws, Sanmina could be held liable for damages and for the costs of remedial actions and could be also subject to revocation of effluent discharge permits. Any such revocation could require Sanmina to cease or limit production at one or more of its facilities, thereby having an adverse impact on Sanmina's results of operations. Sanmina is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials as well as air quality regulations. Furthermore, environmental laws could become more stringent over time, and the costs of compliance with and penalties associated with violation of more stringent laws could be substantial.

Sanmina is subject to certain environmental contingencies at sites operated by acquired companies In November 1997, Sanmina merged with Elexsys International, Inc. which, by virtue of such a merger, became a wholly-owned subsidiary of Sanmina. Several facilities owned or occupied by Elexsys at the time of the merger, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including the following: contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. Additional investigation is being undertaken by other parties in the area at the request of the California Regional Water Quality Control Board. It is unknown whether any additional remediation activities will be required as a result of such

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

S a n m i n a  C o r p o r a t i o n


investigations or whether any third party claims will be brought against Sanmina alleging that they have been damaged in any way by the existence of the contamination at the Irvine facility. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated.

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

In November, 1998, Sanmina merged with Altron Incorporated which, by virtue of such merger, became a wholly owned subsidiary of Sanmina. Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although Sanmina believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but Sanmina does not anticipate that such costs, if any, will be material to its financial condition or results of operations.

Sanmina has been named as a potentially responsible party at several contaminated disposal sites as a result of the past disposal of hazardous waste by companies acquired by Sanmina or their corporate predecessors. While liabilities for such historic disposal activities have not been material to Sanmina's financial condition to date, there can be no guarantee that past disposal activities will not result in material liability to Sanmina in the future.

Sanmina's international operations involve additional risks Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, and difficulties in staffing, coordinating communications among and managing international operations. Additionally, Sanmina's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices, and competition. There can be no assurance that Sanmina will realize the anticipated strategic benefits of its expansion in Ireland or that Sanmina's international operations will contribute positively to Sanmina's business, financial condition and results of operations. Furthermore, difficulties encountered in scaling up production at overseas facilities or in coordinating Sanmina's United States and international operations, as well as any failure of the international operations to realize anticipated revenue growth, could, individually or in the aggregate, have a material adverse effect on Sanmina's business, financial condition and results of operations.

Sanmina's stock price and convertible note price may be volatile. The trading price of the Sanmina Common Stock has been and could in the future be subject to significant fluctuations in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding Sanmina's securities and other factors. The trading price of Sanmina's outstanding convertible notes could also be volatile and could be subject to significant fluctuations based on these factors. In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of Sanmina's Common Stock and Sanmina's convertible subordinated notes.

STATEMENT OF FINANCIAL RESPONSIBILITY

To the Stockholders:

The management of Sanmina is responsible for the preparation of the accompanying consolidated financial statements. They have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, as such, include estimates and judgments of management. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements. The consolidated financial statements for the years ended October 2, 1999, September 30, 1998, and 1997 were audited by Arthur Andersen LLP, independent public accountants.

Sanmina maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization, and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of the system of internal control must be related to the benefits derived and that the balancing of those factors requires estimates and judgments. The system is monitored regularly by Sanmina for compliance. In addition, solely for the purposes of planning and performing its audit of Sanmina's consolidated financial statements, Arthur Andersen LLP obtained an understanding of, and selectively tested, certain aspects of Sanmina's system of internal control.

The Board of Directors has an Audit Committee comprised solely of outside directors. The Committee meets with management and the independent public accountants in connection with its review of matters relating to the annual financial statements, Sanmina's system of internal accounting controls and the services of the independent public accountants. Arthur Andersen LLP has full and free access to meet with the Committee, with or without management representatives present, to discuss the results of its audits, the adequacy of internal accounting controls and the quality of financial reporting.

November 30, 1999



/s/ Jure Sola                    /s/ Randy W. Furr              /s/ Elizabeth D. Jordan


Jure Sola                        Randy W. Furr                  Elizabeth D. Jordan
Chairman of the Board and        President and                  Executive Vice President and
Chief Executive Officer          Chief Operating Officer        Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

S a n m i n a   C o r p o r a t i o n

                                                                                     As of
                                                                        ---------------------------------
                                                                          October 2,      September 30,
(in thousands, except per share amounts)                                     1999             1998
                                                                        ------------      ---------------
ASSETS
Current Assets:
   Cash and cash equivalents                                            $   136,145         $ 87,978
   Short-term investments                                                   318,457           93,526
   Accounts receivable, net of allowance for
        doubtful accounts of $9,448 and $5,794                              191,120          133,010
   Inventories                                                              206,319          102,940
   Deferred income taxes                                                     22,934           19,389
   Prepaid expenses and other                                                10,195            8,220
        Total current assets                                                885,170          445,063

Property and Equipment:
   Machinery and equipment                                                  322,321          279,277
   Furniture and fixtures                                                     5,911            5,695
   Leasehold improvements                                                    33,315           49,247
   Land and buildings                                                        54,070           21,636
                                                                            415,617          355,855

Less: Accumulated depreciation and amortization                             208,813          164,093
      Net property and equipment                                            206,804          191,762
Other Assets:
   Intangibles, net of accumulated amortization
        of $9,447 and $8,093                                                 45,712           19,030
   Long-term investments                                                     52,850                -
   Deposits and other                                                        11,177            2,512
                                                                        -----------         --------
        Total assets                                                    $ 1,201,713         $658,367
                                                                        ===========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Current portion of long-term debt                                    $     1,556         $  5,865
   Accounts payable                                                         154,827           89,030
   Accrued liabilities                                                       26,958           16,711
   Accrued payroll and related benefits                                      24,930           21,603
   Income taxes payable                                                       9,115           11,517
                                                                        -----------         --------
        Total current liabilities                                       $   217,386         $144,726
                                                                        ===========         ========

Long-term Liabilities:
   Convertible subordinated debt                                            355,259            5,767
   Other liabilities                                                          2,721           25,889
                                                                        -----------         --------
        Total long-term liabilities                                     $   357,980         $ 31,656
                                                                        ===========         ========

Commitments and Contingencies (notes 5 and 7)

Stockholders' Equity:
   Preferred stock, $.01 par value:
      Authorized: 5,000 shares; outstanding: none                                 -                -
   Common stock, $.01 par value:
      Authorized: 200,000 shares; outstanding:
        58,892 shares and 56,380 shares                                         589              564
   Additional paid-in capital                                               291,435          238,933
   Accumulated other comprehensive income (loss)                             (1,049)             386
   Retained earnings                                                        335,372          242,379
                                                                            626,347          482,262
   Less treasury stock at cost                                                    -              277
        Total stockholders' equity                                          626,347          481,985
                                                                        -----------         --------
        Total liabilities and stockholders' equity                      $ 1,201,713         $658,367
                                                                        ===========         ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

S a n m i n a   C o r p o r a t i o n

                                                                          Year Ended
                                                         ------------------------------------------
                                                           October 2,  September 30,   September 30,
(in thousands, except per share amounts)                     1999          1998             1997
                                                         ------------  -------------  -------------
Net sales                                                $1,214,744      $ 991,821       $ 803,064
Cost of sales                                               962,595        783,949         640,644
   Gross profit                                             252,149        207,872         162,420

Operating Expenses:

   Selling, general and administrative                       74,796         67,165          63,856
   Amortization of goodwill                                   3,269          3,127           2,283
   Provision for plant closing and relocation costs          16,875              -           8,876
   Write down of long-lived assets                           11,400              -               -
   Merger costs                                               5,479          3,945               -
      Total operating expenses                              111,819         74,237          75,015

Operating income                                            140,330        133,635          87,405

Other income (expense), net                                   7,549           (272)         (1,691)

Income before provision for income taxes                    147,879        133,363          85,714
Provision for income taxes                                   54,182         47,734          36,358
                                                         ----------      ---------       ---------
      Net income                                         $   93,697      $  85,629       $  49,356
                                                         ==========      =========       =========
Earnings per share:
   Basic                                                 $     1.62      $    1.70       $    1.02
   Diluted                                                     1.52           1.52            0.91
Shares used in computing per share amounts:

   Basic                                                     57,974         50,301          48,301
   Diluted                                                   61,662         58,597          57,616


See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                        Year Ended
                                                        ------------------------------------------
                                                         October 2,   September 30,  September 30,
(in thousands, except per share amounts)                   1999           1998            1997
                                                        -----------   -------------  -------------
Net income                                              $ 93,697         $85,629        $49,356
Other comprehensive income (loss), net of tax
   Foreign currency translation adjustment                  (505)            102             24
   Unrealized holding gain (loss) on investments            (404)             94             24
Comprehensive income                                    $ 92,788         $85,825        $49,404

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

S a n m i n a   C o r p o r a t i o n

                                                       Common Stock and                       Accumulated
                                                  Additional Paid in Capital                     Other
                                                  --------------------------                 Comprehensive  Treasury
                                                     Number                      Retained        Income      Stock
   (in thousands)                                  of Shares     Amount          Earnings        (Loss)     at Cost         Total
   --------------                                  ---------   ---------       -----------     ----------   --------       -------
BALANCE AT SEPTEMBER 30, 1996                       47,853      $ 119,735       $ 114,504       $    (3)     $ (277)       $233,959
   Exercise of common stock options                    924          6,681               -             -           -           6,681
   Issuance of common stock under
      employee stock purchase plan                     221          3,163               -             -           -           3,163
   Cumulative translation adjustment                     -              -               -            42           -              42
   Unrealized holding gain on
      investments                                        -              -               -            42           -              42
   Income tax benefit of disqualified
      dispositions                                       -          4,923               -             -           -           4,923
   Distributions by Manu-Tronics                         -              -            (296)            -           -            (296)
   Net income                                            -              -          49,356             -           -          49,356

BALANCE AT SEPTEMBER 30, 1997                       48,998        134,502         163,564            81        (277)        297,870
   Exercise of common stock options                  1,081          6,811               -             -           -           6,811
   Issuance of common stock under
      employee stock purchase plan                     182          4,038               -             -           -           4,038
   Conversion of subordinated debt                   6,119         86,250               -             -           -          86,250
   Adjustment to conform year end of
      pooled entity                                      -              -          (3,169)            -           -          (3,169)
   Cumulative translation adjustment                     -              -               -           159           -             159
   Unrealized holding gain on
      investments                                        -              -               -           146           -             146
   Income tax benefit of disqualified
      dispositions                                       -          7,896               -             -           -           7,896
   Distributions by Manu-Tronics                         -              -          (3,645)            -           -          (3,645)
   Net income                                            -              -          85,629             -           -          85,629

BALANCE AT SEPTEMBER 30, 1998                       56,380        239,497         242,379           386        (277)        481,985
   Exercise of common stock options                  1,336         26,430               -             -           -          26,430
   Issuance of common stock under
      employee stock purchase plan                     251          6,472               -             -           -           6,472
   Conversion of subordinated debt                       7            398               -             -           -             398
   Retirement of treasury stock                          -           (277)              -             -         277               -
   Issuance of common stock for
   businesses acquired                                 918          3,763             832             -           -           4,595
   Cumulative translation adjustment                     -              -               -          (797)          -            (797)
   Unrealized holding loss on
      investments                                        -              -               -          (638)          -            (638)
   Income tax benefit of disqualified
      dispositions                                       -         15,741               -             -           -          15,741
   Distributions by Manu-Tronics                         -              -          (1,536)            -           -          (1,536)
   Net income                                            -              -          93,697             -           -          93,697
                                                   -------      ---------       ---------      --------      -------      ---------

BALANCE AT OCTOBER 2, 1999                          58,892      $ 292,024       $ 335,372       $(1,049)     $    -       $ 626,347
                                                   =======      =========       =========      ========      =======      ==========

 See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

S a n m i n a   C o r p o r a t i o n

                                                                                              Year Ended
                                                                         --------------------------------------------------
                                                                          October 2,         September 30,     September 30,
(in thousands)                                                              1999                1998               1997
                                                                         -----------        -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                            $  93,697          $  85,629          $  49,356
   Adjustments to reconcile net income to cash provided by
     operating activities:
      Adjustment to conform year end of pooled entities                          -             (1,332)                 -
      Depreciation and amortization                                         45,487             37,052             29,114
      Relocation, plant closing, merger costs, and other charges            23,686              3,945              8,876
      Write down of long-lived assets                                       11,400                  -                  -
      Provision for doubtful accounts                                        3,654              2,001                505
      Deferred taxes                                                             -                  -              2,345
      (Gain) loss on disposal of fixed assets                                   30               (748)               205
      Changes in operating assets and liabilities, net of
        acquisitions:

        Accounts receivable                                                (59,519)           (16,998)           (20,493)
        Inventories                                                        (98,099)            (5,996)           (22,268)
        Prepaid expenses, deposits and other                                23,422               (366)              (570)
        Accounts payable and accrued liabilities                            72,153             (6,737)            32,417
        Income tax accounts                                                   (769)             9,727             (2,106)
                                                                         ---------          ---------          ---------
           Cash provided by operating activities                           115,142            106,177             77,381
                                                                         ---------          ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of short-term investments                                    (419,123)          (101,169)          (138,351)
   Proceeds from maturity of short-term investments                        194,192            106,591            149,605
   Purchases of long-term investments                                      (52,850)                 -                  -
   Cash paid for property and equipment                                    (65,275)           (55,288)           (70,706)
   Net cash paid for businesses acquired                                   (75,108)            (5,666)           (18,879)
   Proceeds from sale of assets                                                 78              2,591                332
                                                                         ---------          ---------          ---------
           Cash used for investing activities                             (418,086)           (52,941)           (77,999)
                                                                         ---------          ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of debt                                                -                  -              8,033
   Payments on line of credit, net                                               -             (7,498)            (1,543)
   Issuance (repurchase) of convertible subordinated debt,
      net of issuance costs                                                340,742             (5,681)                 -
   Payments of long-term liabilities                                       (22,256)           (17,417)            (7,788)
   Proceeds from sale of common stock, net of issuance costs                32,625             11,060             10,594
           Cash provided by (used for) financing activities                351,111            (19,536)             9,296

INCREASE IN CASH AND CASH EQUIVALENTS                                       48,167             33,700              8,678

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              87,978             54,278             45,600
                                                                         ---------          ---------          ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $ 136,145          $  87,978          $  54,278
                                                                         =========          =========          =========

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year:
      Interest                                                           $   1,054          $   7,311          $   7,964
      Income taxes                                                       $  48,086          $  37,822          $  35,728

NON-CASH FINANCING INFORMATION:
   Conversion of subordinated debt to equity                             $     398          $  86,250          $       -

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

S a n m i n a   C o r p o r a t i o n

NOTE 1. ORGANIZATION OF THE COMPANY

Sanmina Corporation ("Sanmina") was incorporated in Delaware in 1989 to acquire its predecessor company which had been in the printed circuit board and backplane business since 1980. Sanmina is a leading independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services to original equipment manufacturers. Sanmina's services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through hole inter-connection technologies, the manufacture of custom-designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, the manufacture of custom cable and wire harness assemblies, and testing and assembly of completed systems. In addition, Sanmina provides procurement and materials management, as well as consultation on board design and manufacturing. Sanmina's manufacturing plants are located in California, Massachusetts, Texas, New Hampshire, North Carolina, Wisconsin, Alabama, Utah, Canada and Ireland.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year Effective October 1, 1998, Sanmina changed its fiscal year end from September 30 to a 52 or 53-week year ending on the Saturday nearest September
30. Accordingly, the 1999 fiscal year ended on October 2, whereas the previous two years ended on September 30. All general references to years relate to fiscal years unless otherwise noted.

Principles of Consolidation The consolidated financial statements include the accounts of Sanmina and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

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

Cash Equivalents Sanmina considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short Term Investments Sanmina's investments are classified as available for sale and are recorded at their fair value, as determined by quoted market prices, with any unrealized holding gains or losses classified as a separate component of stockholders' equity. Upon sale of the investments, any previously unrealized holding gains or losses are recognized in results of operations. The specific identification method is used to determine the cost of securities sold. Realized gains and losses have not been material to date. As of October 2, 1999, the difference between the aggregate fair value and cost basis was a net unrealized loss of $431,000. Sanmina has the intent and ability to liquidate the investments prior to the maturity period and, as such, has classified its investments as short-term investments. The value of Sanmina's investments by major security type is as follows (in thousands):

                                  Amortized     Aggregate   Unrealized   Unrealized
                                     Cost      Fair Value     Gain         Loss
                                  ---------    ----------   ----------   ----------
AS OF OCTOBER 2, 1999
U.S. government and
   agency securities              $149,169      $148,951      $   2       $(220)
State and municipal
   securities                       68,510        68,462          4         (52)
U.S. corporate and
   bank debt                       160,767       160,602         34        (199)
                                  --------      --------      -----       -----
                                  $378,446      $378,015      $  40       $(471)
                                  ========      ========      =====       =====


                                Amortized       Aggregate   Unrealized   Unrealized
                                   Cost        Fair Value     Gain          Loss
                                ---------      ----------   ----------   ----------
AS OF SEPTEMBER 30, 1998
U.S. government and
   agency securities             $ 35,912       $ 35,990       $  79        $(1)
State and municipal
   securities                      55,247         55,301          55         (1)
U.S. corporate and
   bank debt                       33,292         33,367          77         (2)
                                 --------       --------       -----        ---
                                 $124,451       $124,658       $ 211        $(4)
                                 ========       ========       =====        ===

Approximately $59.6 million and $31.1 million of the total investments in debt securities as of October 2, 1999 and September 30, 1998 respectively, are included in cash and cash equivalents; the remaining balance is classified as short-term investments. As of October 2, 1999, debt securities with a fair value of $352.6 million mature within one year and $25.4 million mature beyond one year.

Inventories Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes labor, material and manufacturing overhead. The components of inventories are as follows (in thousands):

                                               As of
                                     --------------------------
                                      October 2,   September 30,
                                        1999           1998
                                     ----------    ------------
Raw materials                        $ 134,042      $  55,179
Work-in-process                         58,498         34,528
Finished goods                          13,779         13,233
                                     ---------      ---------
                                     $ 206,319      $ 102,940
                                     =========      =========

Property and Equipment Property and equipment are stated at cost or, in the case of property and equipment acquired through business combinations, at fair value based upon the allocated purchase price at the acquisition date. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets (three to five years, or twenty-five years in the case of buildings) or, in the case of leasehold improvements, over the remaining term of the related lease, if shorter.

Intangibles Intangibles relate to goodwill arising from Sanmina's acquisitions. Goodwill is amortized on a straight-line basis over the estimated useful life of five to fifteen years. These intangibles consist of goodwill and non-compete agreements. The realizability of intangible assets which are included in Other Assets, net, in the accompanying consolidated balance sheets, is evaluated periodically as events or circumstances indicate a possible inability to recover the net carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact of recent business combinations. The analyses involve a significant level of management judgment in order to evaluate the ability of Sanmina to perform within projections. During the year ended October 2, 1999, Sanmina determined that an impairment loss had occurred related to the intangibles associated with the acquisition of Pragmatech (see Note 6).

Revenue Recognition Sanmina recognizes revenue from manufacturing services at the time of product shipment. Where appropriate, provisions are made at that time for estimated warranty and return costs.

Comprehensive Income SFAS No. 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components. SFAS No. 130 requires companies to report a "comprehensive income" that includes unrealized holding gains and losses and other items that have previously been excluded from net income and reflected instead in stockholders' equity. Comprehensive income for Sanmina consists of net income plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments. For the year ended October 2, 1999, the cumulative unrealized holding loss on investments and cumulative foreign currency translation adjustment was ($638,000) and ($797,000), respectively. For the year ended September 30, 1998, the cumulative unrealized holding gain on investments and cumulative foreign currency translation adjustments was $146,000 and $159,000, respectively.

New Accounting Standards In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that derivative instruments be recorded in the balance sheet at their fair market value, with changes in the fair value recorded in the income statement unless specific hedging criteria is met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. Management does not believe the adoption of SFAS No. 133 will have a material impact on Sanmina's financial statement disclosures.

Note 3.  EARNINGS PER SHARE

In fiscal 1998, Sanmina adopted the provisions of SFAS No. 128, "Earnings Per Share." Basic EPS was computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS includes dilutive common stock equivalents, using the treasury stock method, and assumes that the convertible debt instruments were converted into common stock upon issuance, if dilutive. A reconciliation of the net income and weighted average number of shares used for the diluted earnings per share computations follows:


                                                           Year Ended
                                           ----------------------------------------
(in thousands,                             October 2,    September 30, September 30,
except per share amounts)                     1999           1998          1997
                                           ----------    ------------- ------------
Net income                                   $93,697       $85,629       $49,356
Add back after-tax interest
   expense for convertible
   subordinated debt                               -         3,676         3,101
                                           ---------     ---------      --------
Income for calculating diluted
   earnings per share                        $93,697       $89,305       $52,457
                                           =========     =========      ========

Weighted average
   number of shares
   outstanding during
   the period                                 57,974        50,301        48,301

Applicable number of
   shares for stock
   options outstanding
   for the period                              3,688         2,870         3,196

Weighted average
   number of shares
   if convertible
   subordinated debt
   were converted                                  -         5,426         6,119

Weighted average
   number of shares                           61,662        58,597        57,616
                                           ---------     ---------      --------
Diluted earnings per share                   $  1.52       $  1.52       $  0.91
                                           =========     =========      ========

For the year ended October 2, 1999, 4,035,000 potentially dilutive shares and after-tax interest expense were not included in the computation of diluted earnings per share because to do so would increase the profit per share.

NOTE 4. CONVERTIBLE SUBORDINATED DEBT

On May 1, 1999, Sanmina issued $350 million of 4.25% convertible subordinated notes (the "New Notes") due on May 1, 2004. The New Notes are convertible into common stock, at the option of the note holder, at a conversion price of approximately $88.67 per share, subject to adjustments in certain events. The New Notes are subordinated in right of payment to all existing and future senior indebtedness, as defined, of Sanmina. The New Notes are redeemable at the option of Sanmina on or after May 6, 2002. Interest is payable semi-annually on May 1 and November 1.

In 1995, Sanmina issued $86.3 million of 5.5% convertible subordinated notes (the "Notes") which were due in 2002. The Notes were convertible into common stock, at the option of the note holder, and were redeemable at the option of Sanmina on or after August 15, 1998, initially at 103.143% of the face value and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. On August 19, 1998,

S a n m i n a   C o r p o r a t i o n

Sanmina called for redemption of the notes which represented $86.3 million in debt. All note holders elected to convert their notes to equity.

In 1987, Elexsys issued $32 million of 5.5% convertible subordinated debentures (the "Debentures") due on March 1, 2012. The Debentures are currently convertible into shares of common stock at $59.85, subject to adjustment under certain conditions. The Debentures are redeemable by Sanmina at declining premiums prior to March 1, 1997 and thereafter at 100 percent of the principal amount. The Debentures are also redeemable through the operation of a sinking fund at 100 percent of the principal amount. Interest is payable semi-annually on September 1 and March 1 of each year. Mandatory annual sinking fund payments, sufficient to retire 5 percent of the aggregate principal amount of the Debentures issued, were to be made on each March 1 commencing in 1997. As a result of two exchanges of common stock for $16 million and $4 million of the Debentures in fiscal 1994 and fiscal 1995, respectively, Sanmina now has sinking fund credits available to offset these obligations for twelve and one-half years, thus no sinking fund payments will be required until 2009. In addition, Sanmina repurchased approximately $0.1 million (including premiums) of Debentures during fiscal 1998. The Debentures are subordinated to all senior indebtedness of Sanmina. As of October 2, 1999, $5.3 million of the Debentures remain outstanding.

NOTE 5.  COMMITMENTS

Sanmina leases its facilities under operating leases expiring at various dates through August 2007. Sanmina is responsible for utilities, maintenance, insurance and property taxes under the leases. Minimum future lease payments under operating leases are approximately as follows (in thousands):

Fiscal Years Ending
2000                          $10,392
2001                            8,560
2002                            7,514
2003                            6,422
2004                            2,022
Thereafter                      4,029
                              -------
                              $38,939
                              =======

Rent expense under operating leases was approximately $11.7 million, $6.4 million and $6.1 million for the years ended October 2, 1999, September 30, 1998, and 1997, respectively.

In November 1998, Sanmina entered into an operating lease agreement for a new corporate headquarters and new facilities for its principal Northern California assembly operations. This campus facility, which comprises approximately 330,000 square feet, is located in San Jose, California. A condition of this operating lease is that Sanmina pledges $52.9 million to the administrative agent until the end of the lease's initial term, which is included in long-term investments in the accompanying balance sheet.

NOTE 6.  ACQUISITIONS

In November 1997, Sanmina merged with Elexsys International, Inc. ("Elexsys"). Under the terms of the merger agreement, Sanmina's common stock was exchanged for all of Elexsys' outstanding common stock. Approximately 3.3 million shares of common stock were issued to acquire Elexsys. The merger was accounted for as a pooling-of-interests, and therefore, all prior periods presented were restated to combine the results of the two companies.

In November 1998, Sanmina merged with Altron, Incorporated ("Altron"). Under the terms of the merger agreement, each share of Altron common stock was converted into 0.4545 shares of Sanmina common stock. Approximately 7.2 million shares of common stock were issued to acquire Altron. The merger was accounted for as a pooling-of-interests, and therefore, all prior periods presented were restated to combine the results of the companies. Altron's year end was December 31. For purposes of the restatement, Altron's restated year ended September 30, 1998 was combined with Sanmina's year ended September 30, 1998 and Altron's years ended December 31, 1997 and December 31, 1996 were combined with Sanmina's years' ended September 30, 1997 and September 30, 1996 respectively. As a result, the net sales and net income of Altron for the quarter ended December 31, 1997, have been included in both fiscal 1998 and 1997. An adjustment of $3.2 million to account for the duplication of net income has been made to retained earnings in fiscal 1998.

On December 28, 1998, Sanmina merged with Telo Electronics, Incorporated, a California corporation ("Telo"). Sanmina issued approximately 950,000 shares of Sanmina common stock in exchange for 100% of the outstanding common stock of Telo. The merger was accounted for as a pooling of interests. Due to the immateriality of this acquisition to Sanmina's consolidated financial position and results of operations, Telo has been included in Sanmina's consolidated results of operations as of the beginning of fiscal 1999 (October 1, 1998), and therefore, amounts presented for periods prior to fiscal 1999 have not been restated to include Telo's historical results of operations.

In March 1999, Sanmina merged with Manu-Tronics, Incorporated, a Wisconsin corporation ("Manu-Tronics"). Sanmina issued approximately 868,000 shares of Sanmina common stock in exchange for 100% of the outstanding common stock of Manu-Tronics. The merger was accounted for as a pooling-of-interests, and therefore, all prior periods presented were restated to combine the results of the two companies.

A reconciliation of the Revenue and Net income (loss) for the year ended September 30, 1998 and 1997, to previously reported information, is as follows (in thousands):

                                             Year Ended
                                 ---------------------------------
                                 September 30,       September 30,
                                     1998                 1997
                                 -------------       -------------
Revenue:
   Sanmina                         $722,581            $ 405,212
   Elexsys                                -              164,575
   Altron                           201,207              172,428
   Manu-Tronics                      68,033               60,849
                                   --------            ---------
      Combined                     $991,821            $ 803,064
                                   ========            =========
Net income (loss):
   Sanmina                         $ 68,151            $  40,902
   Elexsys                                -              (10,377)
   Altron                            13,088               14,667
   Manu-Tronics                       4,390                4,164
                                   --------            ---------
      Combined                     $ 85,629            $  49,356
                                   ========            =========



On February 23, 1998, Sanmina acquired Pragmatech, Inc. ("Pragmatech") in a stock purchase transaction. The purchase price was approximately $5.7 million. The acquisition, which was accounted for as a purchase, included the payment of cash and the assumption of liabilities. Accordingly, the results of operations for the year ended September 30, 1998, include the results of operations of this business from the date of acquisition. The purchase price was allocated to the net liabilities assumed on a fair value basis. The acquisition resulted in goodwill of $11.5 million which was to be amortized over a ten year period. During fiscal 1999, Sanmina recorded an adjustment to write down the remaining $11.4 million of unamortized goodwill arising from the acquisition. The fair value of Pragmatech at the acquisition date was based on the estimated future cash flows to be generated from the assets based on reasonable and supportable assumptions. Financial projections prepared at the time of the acquisition of Pragmatech reflected Sanmina's belief that Sanmina would continue to provide electronics manufacturing services to existing Pragmatech customers and would grow the Pragmatech business at Pragmatech's existing facilities. However, the existing Pragmatech customer relationships could not be restructured to conform to Sanmina's pricing and revenue models, and as a result, the relationships with the former Pragmatech customers have terminated. In addition, Sanmina closed several of the former Pragmatech facilities in fiscal 1998. As a result of these operational factors, Sanmina's analysis of projected revenues, results of operations, and cash flows attributable to the few remaining Pragmatech customers did not support the carrying value of Pragmatech assets, including the unamortized goodwill.

The unaudited pro forma financial information for the years ended September 30, 1998 and 1997 is presented below as if Pragmatech had been acquired on October 1, 1996:

                                                  Year Ended
                                                  (Unaudited)
                                         --------------------------------
(in thousands,                           September 30,      September 30,
except per share data)                       1998               1997
                                         -------------      -------------
Revenue                                   $1,018,817          $857,618
Net Income                                    83,074            47,478
Net income per share - diluted            $     1.48          $   0.88
Diluted shares used in
   calculating per share amounts              58,597            57,616

In the first quarter of fiscal 1999, Sanmina incurred plant closing and other non-recurring charges of $16.9 million. The charges were a result of Sanmina's acquisitions and Sanmina's planned relocation to a new campus facility. Sanmina closed certain manufacturing plants in Fremont, California and Woburn, Massachusetts and merged the operations from these facilities into existing manufacturing facilities within the same regions. These closures were made to eliminate duplicate facilities and other costs resulting from the merger with Altron. Concurrent with the plant closures, Sanmina reduced its workforce in the same regions by approximately 50 people. Plant closing, relocation and severance costs totaled $12.8 million, of which $2.0 million was unpaid as of fiscal year ended 1999. In conjunction with the closure of manufacturing facilities and Sanmina's planned relocation to its new campus facility in fiscal 2000, other non-recurring costs include payments required under lease contracts (less any applicable sublease income) after the properties are abandoned, any applicable lease buyout costs, restoration costs associated with certain lease arrangements and the costs to maintain facilities during the period after abandonment. Asset related write-offs consist of excess equipment and leasehold improvements to facilities that were abandoned and whose estimated fair market value is zero. Sanmina's move to the new campus facility commenced in fiscal 1999 and is expected to be completed in the second quarter of fiscal 2000. Noncancelable lease payments on vacated facilities will be paid out through most of fiscal 2000. Sanmina also discontinued the use of enterprise-wide software and hardware used internally by the acquired companies, as these were no longer required post acquisition. The closing of the plants discussed above, and the costs related to the integration of information systems and hardware, were all incurred in fiscal 1999. Total other non-recurring charges totaled $4.1 million.

Merger costs of $5.5 million consisted of fees for investment bankers, attorneys, accountants, and other direct merger related expenses, all of which have been paid in fiscal 1999 and relate to those acquisitions that were accounted for using the pooling-of-interests method. In 1998, Sanmina recorded a charge of $3.9 million related to the merger with Elexsys.

S a n m i n a  C o r p o r a t i o n


On August 4, 1999 Sanmina announced the agreement to acquire certain operations of Nortel Networks Corporation's Wireless Electro-Mechanical Subsystem Assembly ("EMSS"). As part of the agreement, Sanmina would acquire certain assets of Nortel's EMSS operations in Calgary, Alberta, Canada, and Chateaudun, France. On October 1, 1999, Sanmina completed the acquisition of certain Calgary EMSS assets and liabilities for a purchase price of approximately $47.2 million which was accounted for as a purchase. The purchase price was allocated to the net assets acquired, which consisted of inventories, equipment, and accrued payroll related expenses, on a fair value basis. The results of operations for the year ended October 2, 1999, include the results of operations of this business from the date of acquisition. The acquisition resulted in goodwill of $29.6 million which is being amortized over a fifteen year period.

The unaudited pro forma financial information for the years ended October 2, 1999 and September 30, 1998 is presented below as if the Calgary EMSS operations had been acquired on October 1, 1997:


                                                             Year Ended
                                                             (Unaudited)
                                                    ------------------------------
(in thousands,                                       October 2,      September 30,
except per share data)                                 1999              1998
                                                    -----------      -------------
Revenue                                             $1,345,744        $1,119,021
Net income                                              93,728            85,623
Net income per share - diluted                      $     1.52        $     1.52
Diluted shares used in calculating
   per share amounts                                    61,662            58,597

On October 5, 1999, Sanmina acquired Devtek Electronic Packaging Systems Division ("DEPS") of Devtek Electronics Enclosure, Inc.. The purchase price was approximately $26.5 million. The acquisition, which was accounted for as a purchase, included the payment of cash and the assumption of debt.

Sanmina has also completed several other smaller acquisitions during fiscal 1999. These transactions involved the purchase of either stock or assets in exchange for cash and were accounted for as purchase transactions. Pro forma statements of operations reflecting these acquisitions are not shown, as they would not differ materially from reported results.

NOTE 7.  CONTINGENCIES

In the normal course of business, Sanmina is subject to certain litigation matters. Sanmina does not believe the ultimate resolution of any such pending or threatened litigation matters would have a material adverse effect on Sanmina's financial position or results of operations.

NOTE 8.  STOCKHOLDERS' EQUITY

Common Stock In June 1998. Sanmina effected a two-for-one stock split payable in the form of a dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock split.

SANMINA STOCK OPTION PLANS

Stock Option Plans The 1990 Incentive Stock Plan (the "Plan") provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of Sanmina's Common Stock at amounts not less than 100% of the fair market value of the shares on the date of the grant.

On January 29, 1999, shareholders approved an amendment to adopt Sanmina's 1999 Stock Plan (the "1999 Plan"). The 1999 Plan provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of Sanmina's Common Stock at amounts not less than 100% of the fair market value of the shares on the date of the grant.

The 1995 Director Option Plan (the "Director Plan") provides for the automatic grant of stock options to outside directors of Sanmina or any subsidiary of Sanmina at amounts not less than 100% of the fair market value of the shares on the date of grant.

The 1996 Supplemental Stock Option Plan (the "Supplemental Plan") permits only the grant of non-statutory options and provides that options must have an exercise price at least equal to the fair market value of Sanmina's Common Stock on the date of the grant. Options under the Supplemental Plan may be granted to employees and consultants, but executive officers and directors may not be granted options under the Supplemental Plan.

Altron, prior to its merger with Sanmina, had stock option plans. In connection with the merger of Sanmina and Altron, any options outstanding that were initially granted under the Altron plans are exercisable into Sanmina common stock. Any forfeitures of Altron options are returned to the Sanmina stock option plans.

Options vest as determined by the Board of Directors and in no event may an option have a term exceeding ten years from the date of the grant. Total shares authorized but unissued under all Sanmina option plans are 11,930,114 at October 2, 1999.

Option activity under the Sanmina option plans is as follows:


                                                              Options Outstanding
                                                       --------------------------------
                                                                        Weighted Avg.
                                                       Shares          Exercise Price
                                                       ------         -----------------
BALANCE AT SEPTEMBER 30, 1996                         4,155,954           $    8.12
   Granted                                            1,764,790           $   20.83
   Exercised                                           (735,292)          $    6.64
   Cancelled                                           (235,310)          $   11.43
BALANCE AT SEPTEMBER 30, 1997                         4,950,142           $   12.69
   Granted                                            1,835,700           $   34.09
   Exercised                                         (1,039,179)          $    7.87
   Cancelled                                           (258,789)          $   21.06
BALANCE AT SEPTEMBER 30, 1998                         5,487,874           $   20.39
   Altron Plan                                          966,446           $   25.26
   Granted                                            1,980,061           $   46.49
   Exercised                                         (1,247,124)          $   19.66
   Cancelled                                           (616,732)          $   35.65
BALANCE AT OCTOBER 2, 1999                            6,570,525           $   27.57


The following table summarizes information regarding stock options outstanding under Sanmina option plans at October 2, 1999:

                                            Options Outstanding                     Options Vested and Exercisable
                          -----------------------------------------------------   ----------------------------------
                                                   Weighted
                              Number               Average          Weighted       Number Vested          Weighted
Range of                   Outstanding            Remaining         Average       And Exercisable         Average
Exercise Prices           As of 10/2/99        Contractual Life  Exercise Price    As of 10/2/99      Exercise Price
---------------           -------------        ----------------  --------------   ---------------     --------------
$  0.50 -  $ 12.19          1,758,960               5.29            $  8.22          1,480,205            $  7.82
$ 12.94 -  $ 23.88          1,780,363               7.50            $ 20.71            726,295            $ 19.46
$ 25.00 -  $ 40.84          1,745,708               7.62            $ 32.80            567,347            $ 32.16
$ 41.43 -  $ 80.63          1,285,494               9.35            $ 56.41             90,588            $ 49.51
$  0.50 -  $ 80.63          6,570,525               7.31            $ 27.57          2,864,435            $ 16.91

The number of exercisable options and the weighted average exercise price as of September 30, 1998 and 1997 was 2,275,307 at $14.08 per share and 1,832,211 at
$8.65 per share, respectively.

Sanmina Employee Stock Purchase Plan Sanmina's employee stock purchase plan (the "Purchase Plan") provides for the issuance of up to 2,300,000 shares of common stock. Under the Purchase Plan, employees may purchase, on a periodic basis, a limited number of shares of common stock through payroll deductions over a six-month period. The per share purchase price is 85% of the fair market value of the stock at the beginning or end of the offering period, whichever is lower. As of October 2, 1999, 1,615,303 shares had been issued under the Purchase Plan.

ALTRON OPTION PLANS

Altron, prior to its merger with Sanmina, had stock option plans. These plans and the activity therein are separately discussed below for prior period informational purposes. All outstanding Altron options for fiscal 1999 are included in the table above. In connection with the merger of Sanmina and Altron, any options outstanding that were initially granted under the Altron plans are exercisable into Sanmina common stock. Any forfeitures of Altron options are returned to the Sanmina stock option plans. The following Altron plan information reflects the merger exchange ratio of 0.4545 shares of Sanmina common stock for each share of Altron common stock.

The Altron 1989 Nonqualified Stock Option Plan for Non-Employee Directors provided for options exercisable over five years commencing 12 months from the date of grant and expiring 10 years from the date of grant.

The Altron 1991 Stock Option Plan provided for incentive stock options granted at fair market value at the date of grant and nonqualified stock options granted at prices determined by a committee of the Board of Directors. All options are exercisable over a five-year period, commencing 12 months from the date of grant unless accelerated and expire 10 years from the date of grant.

The Altron 1992, 1993 and 1995 Stock Option Plans for Non-Employee Directors provided for options exercisable over a two-year period from the date of grant and expiring 10 years from the date of grant.

The Altron 1996 Stock Option Plan for Non-Employee Directors provided for options exercisable over a three-year period commencing 12 months from the date of grant and expiring 10 years from the date of grant.

The following table summarizes the stock option activity for the period ended September 30, 1998:


                                                               Options Outstanding
                                                        --------------------------------
                                                                          Weighted Avg.
                                                         Shares          Exercise Price
                                                        --------      ------------------
OUTSTANDING AT DECEMBER 30, 1995                         699,526          $   13.97
   Granted                                               260,202          $   30.65
   Exercised                                            (109,194)         $    7.85
   Cancelled                                              (5,863)         $   26.69
OUTSTANDING AT DECEMBER 28, 1996                         844,671          $   19.82
   Granted                                               305,652          $   33.38
   Exercised                                            (103,874)         $    7.92
   Cancelled                                             (50,458)         $   29.28
OUTSTANDING AT JANUARY 3, 1998                           995,991          $   24.73
                                                         -------          ---------
OUTSTANDING AT SEPTEMBER 30, 1997(*)                     777,830          $   21.76
   Granted                                               363,373          $   31.66
   Exercised                                             (83,433)         $   13.46
   Cancelled                                             (91,324)         $   32.06
Outstanding at September 30, 1998                        966,446          $   25.26

(*) - Because Altron had a different fiscal year end, the above table was modified to reflect information based on Sanmina's fiscal year end September 30, 1998.

The following table summarizes information about Altron's stock options outstanding and exercisable at September 30, 1998:

                                                     Options Outstanding                             Options Exercisable
                                  ------------------------------------------------------       ---------------------------------
                                        Weighted                Weighted        Weighted
Exercise                          Average Number               Remaining         Average      Number of                 Average
Price Range                           of Options        Contractual Life  Exercise Price        Options          Exercise Price
-----------                       --------------        ----------------  --------------      ---------         ---------------
$   2.68 -  $  3.59                    43,723                2.3            $  3.03             43,723            $  3.03
            $  4.73                     1,841                4.3            $  4.73              1,841            $  4.73
$ 10.36  -  $ 14.79                   136,549                5.0            $ 11.42            127,550            $ 11.24
$ 19.32  -  $ 28.05                   361,716                7.2            $ 22.97            208,369            $ 23.15
$ 29.44  -  $ 43.19                   422,617                8.6            $ 34.02             71,758            $ 37.14
                                     --------                                                  -------
                                      966,446                                                  453,241
                                     ========                                                  =======

As of October 2, 1999, Sanmina has reserved the following shares of authorized but unissued common stock:

Convertible subordinated debt                    4,035,181
Stock option plans                              11,930,114
Employee stock purchase plan                       684,697
                                                ----------
                                                16,649,992
                                                ==========

Stock-based Compensation Sanmina accounts for its stock option plans and employee stock purchase plan under APB Opinion No. 25 and related interpretations, under which no compensation cost has been recognized as the exercise price per share for stock options was equal to the fair market value of the stock on the date of grant and the Purchase Plan qualified as a non-compensatory plan. Had compensation cost for these Plans been determined consistent with SFAS No. 123, Sanmina's net income and net income per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                     Year Ended
                                     ----------------------------------------------
                                      October 2,     September 30,    September 30,
                                            1999              1998             1997
                                     -----------     -------------   --------------
Net income:
   As reported                       $   93,697      $   85,629      $   49,356
   Pro forma                             53,906          63,207          37,020

Basic EPS:
   As reported                       $     1.62      $     1.70      $     1.02
   Pro forma                               0.93            1.26            0.77

Diluted EPS:
   As reported                       $     1.52      $     1.52      $     0.91
   Pro forma                               0.87            1.14            0.70

The weighted average fair values of options granted by Sanmina during fiscal 1999, 1998, and 1997 was $46.53, $18.50, and $12.24 per share, respectively. The weighted average for values of options granted by Altron during fiscal 1998 and 1997 was $17.76 and $20.46, respectively. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the fol-lowing weighted-average assumptions used for grants in fiscal
1999, 1998 and 1997, respectively.


                                       Year Ended
                        -----------------------------------------
                        October 2,   September 30,  September 30,
                              1999            1998           1997
                        ----------   -------------  -------------
Volatility                 64%        52% -  75%       53%-  78%
Risk-free interest rate   5.20%      4.81%- 5.72%    5.83%-  6.66%
Dividend yield             0%             0%             0%
Sanmina expected lives
   (management
   and directors)
   beyond vesting         0.8             0.6          1.0
Sanmina expected
   lives (employees)
   beyond vesting.        0.3             0.3          0.6

NOTE 9.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                                    Year Ended
                                  ------------------------------------------------
                                  October 2,       September 30,     September 30,
                                        1999                1998              1997
                                  ----------       -------------     -------------
Federal:
   Current                         $ 49,139          $ 48,797          $ 28,641
   Deferred                          (8,094)           (7,728)             (153)
                                     41,045            41,069            28,488
State:
   Current                           14,366             7,617             7,207
   Deferred                          (1,229)             (952)              663
                                     13,137             6,665             7,870
                                   --------          --------          --------
Total provision for
   income taxes                    $ 54,182          $ 47,734          $ 36,358
                                   ========          ========          ========


The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

                                                         Year Ended
                                       ---------------------------------------------
                                       October 2,      September 30,  September 30,
                                             1999               1998           1997
                                       ----------      -------------   ------------
Federal tax at
   statutory rate                      $ 51,758        $ 45,147        $ 35,194
State income taxes,
   net of federal benefit                 8,275           6,148           4,905
Foreign subsidiary loss                     358             410               -
Effect of non-deductible
   goodwill amortization                    870             672             692
Tax exempt interest income                 (718)           (713)           (436)
FSC benefit                              (1,428)           (179)           (530)
Tax credits                                (361)           (792)           (412)
Change in valuation
   allowance                             (2,740)        (11,598)         (3,168)
Other                                    (1,832)          8,639             113
                                       --------        --------        --------
Total provision for
   income taxes                        $ 54,182        $ 47,734        $ 36,358
                                       ========        ========        =========


The components of the net deferred income tax asset are as follows (in thousands):

                                                                 As of
                                                    ------------------------------
                                                    October 2,       September 30,
                                                          1999                1998
                                                    ----------       -------------
Cumulative temporary differences:
State income taxes                                  $  3,778           $  1,726
Accrued vacation                                       1,585              1,232
Allowance for doubtful accounts                        3,824              1,772
Depreciation                                             908               (511)
Inventory reserve                                      7,869              6,255
Accrued bonuses                                        1,285              2,251
General reserve                                        1,742              1,645
Environmental reserve                                  1,622              2,216
Accrued plant closing costs                              162                450
Net operating loss carryforwards                       2,159              4,245
Tax credit carryforwards                                 368                405
Other                                                    159              2,459
                                                    --------           --------
Total deferred income tax asset                       25,461             24,145
                                                    --------           --------
Valuation allowance                                   (2,527)            (5,267)
                                                    --------           --------
Net deferred income tax asset                       $ 22,934           $ 18,878
                                                    ========           ========


The valuation allowance provides a reserve against deferred tax assets that may expire or become unutilized by Sanmina. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," Sanmina believes it is more likely than not Sanmina will not realize a portion of the benefits of these deferred tax assets, and accordingly, has provided a valuation allowance for them. Foreign net operating loss carryforwards of $8.8 million will carryforward indefinitely. Federal minimum tax credit carryforwards of $0.37 million will also carryforward indefinitely.

NOTE 10.  BUSINESS SEGMENT AND CONCENTRATION OF CREDIT RISK

Sanmina adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during fiscal 1999. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about product and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or decision making group, in deciding how to allocate resources and in assessing performance. Sanmina's chief operating decision maker is the Chief Operating Officer.

Based on the evaluation of financial information by the Chief Operating Officer, Sanmina operates in one business segment -- the manufacture, testing and servicing of a full spectrum of complex printed circuit boards, custom backplane interconnect devices, and electronic assembly services. Revenue is principally derived from customers in the United States. Although Sanmina seeks to diversify its customer base, a small number of customers are responsible for a significant portion of Sanmina's net sales. During fiscal 1999, 1998, and 1997 sales to Sanmina's ten largest customers accounted for 54% and 53%, and 43% respectively, of Sanmina's net sales.

Sales to major customers who accounted for more than 10% of net sales were as follows:

                                         Year Ended
                            ---------------------------------------
                            October 2, September 30,  September 30,
                               1999       1998         1997
                            ---------- -------------  -------------
Customer A                     14.2%      14.8%         (*)
Customer B                      (*)       13.9%        12.6%

(*) less than 10% of net sales

Sanmina's most significant credit risk is the ultimate realization of its accounts receivable. This risk is mitigated by (i) sales to well established companies, (ii) ongoing credit evaluation of its customers, and (iii) frequent contact with its customers, especially its most significant customers, thus enabling Sanmina to monitor current changes in business operations and to respond accordingly.

NOTE 11. SUBSEQUENT EVENT (UNAUDITED)

On November 3, 1999, Sanmina completed the acquisition of certain Chateaudun EMSS assets and liabilities of Nortel Networks Corporation for a purchase price of approximately $14.2 million, which was also accounted for as a purchase. The purchase price was allocated to the net assets acquired, which consisted of inventories, equipment, and accrued payroll related expenses, on a fair value basis. The acquisition resulted in goodwill of $6.0 million, which will be amortized over fifteen years.

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Sanmina Corporation:

We have audited the accompanying consolidated balance sheets of Sanmina Corporation (a Delaware Corporation) and its subsidiaries as of October 2, 1999 and September 30, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended October 2, 1999, September 30, 1998, and September 30, 1997. These financial statements are the responsibility of Sanmina's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanmina Corporation and its subsidiaries as of October 2, 1999 and September 30, 1998, and the results of their operations and their cash flows for the years ended October 2, 1999, September 30, 1998, and September 30, 1997 in conformity with generally accepted accounting principles.

                                                         /s/ ARTHUR ANDERSEN LLP




San Jose, California                                     Arthur Andersen LLP
October 22, 1999




                                       40