Form 10-K405, Exhibit 13
period 2000-09-30
SANMINA CORP/DE
filed 2000-12-18
CIK 897723

                                                                      EXHIBIT 13

     (a) Exhibits

DESCRIPTION                                                                                    PAGE
-----------                                                                                    ----
Selected Financial Data...................................................................      20
Management's Discussion and Analysis of Financial Condition and Results of Operations.....      21
Statement of Financial Responsibility.....................................................      33
Consolidated Balance Sheets...............................................................      34
Consolidated Statements of Operations and Comprehensive Income............................      35
Consolidated Statements of Stockholders' Equity...........................................      36
Consolidated Statements of Cash Flows.....................................................      37
Notes to the Consolidated Financial Statements............................................      38
Report of Independent Public Accountants..................................................      52

        Sanmina and the Sanmina logo are registered trademarks of Sanmina Corporation. All other names are trademarks and/or registered trademarks of their respective owners.

                              SAMNINA CORPORATION
                             SELECTED FINANCIAL DATA

The following selected historical financial information of Sanmina, combined with Hadco and Essex on a pooling of interests basis, has been derived from the historical consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes included therein.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

                                                                                     FISCAL YEAR ENDED
                                                             ------------------------------------------------------------------
                                                                2000          1999          1998          1997          1996
                                                             ----------    ----------    ----------    ----------    ----------
                                                                            (in thousands, except per share data)
Net sales                                                    $3,911,559    $2,393,983    $1,941,454    $1,522,811    $1,006,302
Operating income                                                331,328       211,113       109,021        91,127       139,248
Income before provision for income taxes                        330,239       188,063        87,529        81,170       138,913
Net income before extraordinary charge                          197,293       118,267        33,198        15,870        88,334
                                                             ----------    ----------    ----------    ----------    ----------
Basic net income per share, before extraordinary charge      $     1.34    $     0.86    $     0.27    $     0.14    $     0.80
                                                             ==========    ==========    ==========    ==========    ==========
Basic net income per share, after extraordinary charge       $     1.31    $     0.86    $     0.27    $     0.14    $     0.80
                                                             ==========    ==========    ==========    ==========    ==========
Diluted net income per share, before extraordinary charge    $     1.27    $     0.82    $     0.26    $     0.13    $     0.71
                                                             ==========    ==========    ==========    ==========    ==========
Diluted net income per share, after extraordinary charge     $     1.24    $     0.82    $     0.26    $     0.13    $     0.71
                                                             ==========    ==========    ==========    ==========    ==========
Shares used in computing diluted per share amount               155,038       144,536       126,704       120,819       128,635

CONSOLIDATED BALANCE SHEET DATA:

                                                      AS OF YEAR ENDED
                             ------------------------------------------------------------------
                                2000          1999          1998          1997          1996
                             ----------    ----------    ----------    ----------    ----------
                                                       (in thousands)
Cash and cash equivalents    $  992,842    $  148,754    $   96,425    $   68,911    $  197,831
Net working capital           1,872,770       742,350       412,409       314,172       277,463
Total assets                  3,639,470     2,007,441     1,472,509     1,087,975       702,047
Long-term debt                1,143,942       661,277       402,094       214,887       126,154
Stockholders' equity          1,701,482       864,094       688,397       546,624       381,206

                               SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

OVERVIEW

Sanmina Corporation ("Sanmina") was incorporated in Delaware in May 1989 and is an independent provider of customized integrated electronic manufacturing services ("EMS"), including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers ("OEM") in the electronics industry. Sanmina's electronics manufacturing services consist primarily of the design and manufacture of complex printed circuit board assemblies using surface mount ("SMT") and pin-through hole ("PTH") interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, metal stamping and plating, electronic enclosure systems and testing, and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, as well as consultation on printed circuit board design and manufacturing. Sanmina also manufactures custom cable and wire harness assemblies.

Sanmina operates in two geographic segments, domestic and international operations. Sanmina's manufacturing and assembly plants are located in Northern California, Richardson and San Antonio, Texas, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, Dublin, Ireland, Kenosha, Wisconsin, Salt Lake City, Utah and Nashua, New Hampshire. Sanmina's cable and harness principal manufacturing facility is located in Carrollton, Texas. As a result of Sanmina's November 1998 acquisition of Altron Incorporated ("Altron"), Sanmina has added new fabrication and assembly plants in the Boston, Massachusetts area, Northern California, and Plano, Texas. In addition, as a result of Sanmina's acquisition of Telo Electronics Incorporated ("Telo") and Manu-Tronics, Inc. ("Manu-Tronics"), Sanmina has added new assembly plants in San Jose, California and in the greater Chicago area. As part of Sanmina's agreement to acquire certain assembly operations of Nortel Networks, Sanmina added an assembly plant in Calgary, Alberta, Canada in October 1999. In addition, Sanmina also added an assembly plant in Chateaudun, France in November 1999. As part of Sanmina's acquisition of Devtek Electronics Packaging Systems Division ("Devtek") in October 1999, Sanmina added an enclosure facility in Toronto, Ontario, Canada. Sanmina also added an enclosure facility in Clinton, North Carolina through the acquisition of Alcatel's electronic enclosure systems facility. Sanmina acquired Essex AB ("Essex") in June 2000, which added engineering design, printed circuit board assembly, system integration and test capabilities and facilities in Sweden and Finland. As a result of the acquisition of Hadco Corporation ("Hadco"), which was completed in June 2000, Sanmina added printed circuit board fabrication facilities in Santa Clara, California, Owego, New York, Phoenix, Arizona, Derry, Hew Hampshire, Kuching, Malaysia and Hudson, New Hampshire; quick turn printed circuit board manufacturing facilities in Haverhill, Massachusetts, Watsonville, California and Austin, Texas; backplane and system assembly facilities in Salem, New Hampshire and Santa Clara, California; design and engineering operations in Salem, New Hampshire, Santa Clara, California and Limerick, Ireland. In June 2000, Sanmina completed a cash purchase of Interworks Computer Products, Inc. ("Interworks"), which increased design and engineering service capabilities and is located in Southern California. In July 2000, Sanmina acquired Ocean Contract Manufacturing Ltd. ("Ocean"), which added printed circuit board, subsystem and system level assembly as well as engineering capabilities through facilities located in the Shenzhen region of the Peoples' Republic of China. In August 2000, Sanmina acquired a design and engineering group from Nortel Networks. This acquisition added physical design and test capabilities through facilities located in Calgary, Canada, Santa Clara, California, Simi Valley, California, Richardson, Texas and Guyancourt, France. Also in September 2000, Sanmina acquired the San Jose, California system integration and fulfillment operation of Lucent Technologies. This acquisition added full system and direct order fulfillment capabilities through its facility in San Jose, California.

Sanmina recently announced an OEM arrangement with Siemens. Under this arrangement, we will acquire a 49.9% ownership interest in INBOARD, a wholly owned subsidiary of Siemens AG. INBOARD is a manufacturer of complex printed circuit boards.

The acquisitions of Essex and Hadco were structured as a stock for stock exchange and were accounted for as a pooling of interests. Under the terms of the agreement with Essex, each share of Essex common stock was converted into approximately 10.2 shares of Sanmina common stock. Approximately 2.0 million shares of Sanmina common stock were issued to acquire Essex. Regarding the Hadco transaction, each outstanding share of Hadco common stock was converted into 1.4 shares of Sanmina common stock. Approximately 19.6 million shares of common stock were issued to acquire Hadco. As a result of the acquisitions of Essex and Hadco, Sanmina's historical financial statements have been restated retroactively to include the financial results of Essex and Hadco. Essex's results of operations for the years ended December 31, 1999 and 1998 and Hadco's results of operations for the years ended October 30, 1999 and October 31, 1998 have been combined with Sanmina's results of operations for the years ended October 2, 1999 and September 30, 1998, respectively. In addition, Essex's balance sheet as of December 31, 1999 and Hadco's balance sheet as of October 30, 1999 have been combined with Sanmina's balance sheets as of October 2, 1999, respectively. The fiscal years for Essex and Hadco changed to coincide with Sanmina's beginning in fiscal 2000. The restated financial information includes certain adjustments to eliminate the net sales between the combining companies and certain reclassifications to conform to Sanmina's financial statement presentation. No adjustments were necessary to conform the accounting policies of the combining companies.

Sanmina has pursued, and intends to continue to pursue, business acquisition opportunities, particularly when these opportunities

                               SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

have the potential to enable Sanmina to increase its net sales while maintaining operating margins, to access new geographic markets, to implement Sanmina's vertical integration strategy and/or to obtain access to new customers, geographic regions, facilities and equipment on terms more favorable than those generally available in the market. In particular, Sanmina expects that it will continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs.

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

RESULTS OF OPERATIONS

FISCAL YEARS ENDED SEPTEMBER 30, 2000, OCTOBER 2, 1999,

AND SEPTEMBER 30, 1998

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales.

                                                                 YEAR ENDED
                                                ----------------------------------------------
                                                SEPTEMBER 30,     OCTOBER 2,     SEPTEMBER 30,
                                                    2000            1999            1998
                                                ------------      ---------      -------------
Net sales                                           100.0%          100.0%          100.0%
Cost of sales                                        84.0            82.6            82.6
                                                    -----           -----           -----
  Gross profit                                       16.0            17.4            17.4
                                                    -----           -----           -----
Operating expenses:
  Selling, general and administrative                 5.6             6.5             7.3
  Amortization of goodwill and intangibles            0.5             0.7             0.7
  Write-off of acquired in-process research
     and development                                   --              --             3.2
  Write down of long-lived assets                     0.2             0.5             0.1
  Plant closing, relocation, merger and
     restructuring costs                              1.2             0.9             0.4
                                                    -----           -----           -----
Total operating expenses                              7.5             8.6            11.7
                                                    -----           -----           -----
Operating income                                      8.5             8.8             5.7
Other income (expenses), net                         (0.1)           (1.0)           (1.1)
                                                    -----           -----           -----
Income before provision for income taxes              8.4             7.8             4.6
Provision for income taxes                           (3.4)           (2.9)           (2.8)
                                                    -----           -----           -----
Income before extraordinary charge                    5.0             4.9             1.8
Extraordinary charge, net of tax benefit             (0.1)             --              --
                                                    -----           -----           -----
Net income                                            4.9%            4.9%            1.8%
                                                    =====           =====           =====

Net Sales. Net sales in fiscal 2000 increased 63.4% to $3,911.6 million from $2,394.0 million in fiscal 1999, which was an increase of 23.3% from fiscal 1998 sales of $1,941.5 million. The increase in net sales for fiscal 2000 was due primarily to increased shipments of printed circuit boards and EMS assemblies to both existing and new customers obtained both through acquisitions and internal growth. The increase in net sales for fiscal 1999 was the result of increased shipments of EMS assemblies to both existing and new customers obtained both through acquisitions and internal growth. Sanmina's printed circuit board fabrication operations focused increasingly on manufacturing printed circuit boards used in EMS assemblies manufactured by Sanmina. Growth in EMS assembly revenues during these periods was influenced by the electronics industry trend towards outsourcing, expansion of Sanmina's operations, both through acquisitions and Sanmina-originated expansions, and a generally positive economic environment in the communications, medical and industrial instrumentation, and computer sectors of the electronics industry. These industry sectors continued to experience overall growth during these periods.

Gross Margin. Gross margin was 16.0%, 17.4% and 17.4% in fiscal 2000, 1999, and 1998, respectively. Sanmina expects gross margins to continue to be influenced by product and customer mix. Gross margin was unchanged between 1999 and 1998. The 2000 and 1999 gross margin reflects charges related to the write down of obsolete inventory and other manufacturing related assets. The 2000 and 1999 gross margin also reflects an offsetting increase to the gross margin resulting from improved mix and capacity utilization from printed circuit boards and assembly operations from acquired companies. The decrease in margins between 2000 and 1999 was primarily attributable to pricing terms negotiated as part of OEM divestiture transactions, principally the Nortel Networks transaction that was completed in the first quarter of fiscal 2000 and transactions with Harris Corporation ("Harris") and Alcatel, which were completed during 2000. This decrease was partially offset by the realization of synergies associated with the Hadco acquisition during the fourth quarter of the fiscal year. Due to increased competition, product and customer mix, and pricing structures negotiated in OEM divestiture transactions, including the recent transactions and possible future transactions, Sanmina may experience decreases in gross margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 2000, 1999 and 1998, were $218.9 million, $156.3 million, and $141.1 million respectively. The percentages based upon sales were 5.6%, 6.5% and 7.3% respectively. The percentage decreases in selling, general and administrative expenses for fiscal 2000 and 1999 were due to Sanmina's ability to grow sales while maintaining or reducing operating expenses as a percentage of net sales, including synergies gained from acquisitions. The absolute dollar increases in selling, general and administrative expenses were primarily the result of increased expenditures to support higher sales volume.

Amortization of Goodwill and Intangibles. Sanmina incurred $21.6 million, $15.8 million, and $13.1 million in amortization expense for fiscal years 2000, 1999 and 1998 respectively. These amortization expenses reflect the amortization of intangibles and goodwill related to those acquisitions which were accounted for as purchase transactions.

                                    REVENUES

(in thousands of dollars)
          98                                           1,941,454
          99                                           2,393,983
          00                                           3,911,559

                                OPERATING INCOME

(in thousands of dollars)
          98                                             109,021
          99                                             211,113
          00                                             331,328

                  SELLING AND GENERAL ADMINISTRATIVE EXPENSES

(in a percentage of net sales)
          98                                                7.27%
          99                                                6.53%
          00                                                5.60%

Provision for plant closing, relocation, merger and restructuring costs. In fiscal 1998, plant closing, relocation, merger and restructuring costs were approximately $8.5 million. Charges of $4.6 million were a result of Hadco consolidating several manufacturing facilities, $2.0 million related to the loss on abandoned assets, $1.2 million as a result of an approximate 3% reduction in workforce and $1.4 million related to lease termination costs on abandoned facilities, of which $0.9 million was outstanding as of the end of fiscal 1998. In 1998, Sanmina also recorded a charge of $3.9 million related to the acquisition of Elexsys International Inc. ("Elexsys"), of which $0.6 million was outstanding as of fiscal year ended 1998. As of the end of fiscal year 1999, all amounts accrued had been paid.

In fiscal year ended 1999, Sanmina incurred plant closing and other relocation costs of $16.9 million. The charges were a result of Sanmina's acquisitions and Sanmina's planned relocation to a new campus facility. Sanmina closed certain manufacturing plants in Fremont, California and Woburn, Massachusetts and merged the operations from these facilities into existing manufacturing facilities within the same regions. These closures were made to eliminate duplicate facilities and other costs resulting from the merger with Altron. Concurrent with the plant closures, Sanmina reduced its workforce in the same regions by approximately 50 people. Plant closing, relocation and severance costs totaled $12.8 million, of which $10.8 million was paid during fiscal year ended 1999 and the balance of $2.0 million paid in fiscal year ended 2000. In conjunction with the closure of manufacturing facilities and Sanmina's planned relocation to its new campus facility in fiscal 2000, other non-recurring costs include payments required under lease contracts (less any applicable sublease income) after the properties are abandoned, any applicable lease buyout costs, restoration costs associated with certain lease arrangements and the costs to maintain facilities during the period after abandonment. Asset related write-offs consist of excess equipment and leasehold improvements to facilities that were abandoned and whose estimated fair market value is zero. Sanmina's move to the new campus facility commenced in fiscal 1999 and was completed in the second quarter of fiscal 2000. Noncancelable lease payments on vacated facilities were paid in full as of the end of fiscal 2000. Sanmina also discontinued the use of enterprise-wide software and hardware used internally by the acquired companies, as these were no longer required post acquisition. The closing of the plants discussed above, and the costs related to the integration of information systems and hardware, were all incurred in fiscal 1999. Total other non-recurring charges totaled $4.1 million, of which $0.5 million was paid during fiscal year ended 1999 and the balance in fiscal year ended 2000. Merger costs of $5.5 million were also recorded and paid in 1999, consisting of fees for investment bankers, attorneys, accountants and other direct merger related expenses and relate to those acquisitions that were accounted for using the pooling of interests method.

Restructuring charges of $27.3 million for 2000 are a result of Sanmina's acquisitions in June 2000 of Hadco and Essex. These costs represent executive and other severances related to actual and expected workforce attrition resulting from redundant activities, announced employee termination plans and expected synergies with the acquired companies. Sanmina expects attrition in the acquired companies of approximately 885 people. At the end of fiscal 2000, Sanmina had recognized attrition of 13 people in the acquired companies' work forces. Severance costs of approximately $11.8 million were paid out as of the end of fiscal 2000, of which approximately $11.6 million was deposited into a trust for executive severance. Merger costs of $19.9 million in 2000 consisted of fees for investment bankers, attorneys, accountants and other direct merger related expenses and relate to those acquisitions that were accounted for using the pooling of interests method. Merger costs of approximately $18.4 million were paid during fiscal year ended 2000.

Write-off of acquired in-process R&D. On March 20, 1998, Hadco acquired Continental Circuits Corp. ("Continental"), further broadening Hadco's product and service capabilities. The acquisition added a facility for volume production of multilayer printed circuits in Phoenix, Arizona, a quick-turn prototype facility in Austin, Texas, a flexible printed circuit facility in California (which was sold on April 30, 1999) and printed circuit engineering and design sites in California, Texas and Colorado. Hadco acquired Continental for

                               SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

approximately $190.2 million (including acquisition costs) and recorded the acquisition under the purchase method of accounting. As a result, a purchase price premium of $165.0 million was recorded on the transaction. A significant portion of the purchase price was identified in an independent appraisal, using proven valuation procedures and techniques, as intangible assets. These intangible assets included approximately $63.1 million for in-process R&D for projects that did not have future alternative uses. This allocation represents the estimated fair market value based on risk-adjusted cash flows related to the in-process R&D projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the in-process R&D had no alternative future uses. Accordingly, these costs were written off in fiscal 1998. The remaining premium of $101.9 million was allocated to identifiable intangibles and goodwill. The acquisition was financed from borrowings under a credit facility.

Write Down of Long-Lived Assets. Sanmina continually evaluates whether long-lived assets have been impaired in value. This process includes evaluating whether projected results of operations of acquired businesses would support the carrying value of related assets including the future amortization of the remaining unamortized balance of goodwill. During the third quarter of fiscal 2000, such evaluation, with respect to the merger with Hadco, indicated that the fair value of certain intangible assets related to Hadco were less than their carrying value. Accordingly, in the third quarter of fiscal 2000, Sanmina recorded an adjustment to write down $8.75 million of intangible assets. The fair value of the intangible assets at the time of original acquisition by Hadco was based on expected future cash flows to be generated from the assets based on reasonable and supportable assumptions. The existing customer relationships, and in-place workforce, valued at the time of the original acquisition by Hadco, however, could not be supported at their current carrying values at the time of the merger. As a result, based on future expected cash flows from the related customer base, and from experienced and expected work force attrition, Sanmina recorded adjustments to the carrying value of these intangible assets in the amounts of $7.5 million and $1.25 million, respectively.

In the first quarter of fiscal 1999, such evaluation with respect to the acquisition of Pragmatech, Incorporated ("Pragmatech"), indicated the fair value of assets related to Pragmatech were less than the carrying value of the Pragmatech assets. Accordingly, in the first quarter of fiscal 1999, Sanmina recorded an adjustment to write down the remaining $11.4 million of unamortized goodwill arising from the acquisition. The fair value of Pragmatech at the acquisition date was based on the estimated future cash flows to be generated from the assets based on reasonable and supportable assumptions. Financial projections prepared at the time of the acquisition of Pragmatech reflected Sanmina's belief that Sanmina would continue to provide electronics manufacturing services to existing Pragmatech customers and would grow the Pragmatech business at Pragmatech's existing facilities. However, the existing Pragmatech customer relationships could not be restructured to conform to Sanmina's pricing and revenue models, and as a result, the relationships with the former Pragmatech customers terminated. In addition, Sanmina closed several of the former Pragmatech facilities in fiscal 1998. As a result of these operational factors, Sanmina's analysis of projected revenues, results of operations, and cash flows attributable to the few remaining Pragmatech customers did not support the carrying value of Pragmatech assets, including the unamortized goodwill. During 1998, Sanmina incurred a charge of approximately $2.5 million, which represented the write down of existing assets to their net realizable value.

Other Income and Expense, net. In fiscal 2000, net other expense was $1.1 million as compared to net other expense of $23.1 million and $21.5 million for 1999 and 1998, respectively. The components of other income and expense, comprising the overall net expense, are primarily interest expense on borrowings, convertible subordinated notes and interest income on cash balances and short-term investments. For fiscal 2000, the decrease in net other expense was largely due to interest received from additional cash flow from operations, cash received from equity offerings, the issuance of convertible debt and the retirement of subordinated notes. In 1999, the increase in net other expense was largely due to interest expense on outstanding debt related to the acquisition of Continental and Zycon. In 1998, $86.3 million of outstanding convertible subordinated notes, issued by Sanmina in August 1995, were converted into common stock as a result of a redemption call for such notes.

Provision for Income Taxes. For fiscal 2000, 1999 and 1998, Sanmina's effective tax rate was 40.3%, 37.1% and 36.1%, respectively. The effective tax rate for 2000 is higher than previous years due largely to the effects of significant non-deductible charges related to the acquisitions of Hadco and Essex.

Extraordinary Charge. In fiscal 2000, Sanmina recorded an extraordinary charge, net of tax effect, of approximately $5.0 million. Sanmina was required to offer to redeem $198.9 million of the Hadco 9 1/2% Senior Subordinated Notes due 2008 ("9 1/2% Notes"), as per the terms in the change of control provision when Sanmina acquired Hadco. The redemption was at 101% of the principal amount of the 9 1/2% Notes. On August 24, 2000, Sanmina redeemed $187.9 million of the outstanding 9 1/2% Notes. The redemption premium and deferred debt costs related to the 9 1/2% Notes were expensed by Sanmina in the fourth quarter of fiscal 2000 as an early extinguishment of debt, and was reflected as an extraordinary charge. These costs were approximately $8.0 million. All 9 1/2% Notes not redeemed as part of the offer will remain outstanding. Sanmina may elect to purchase the remaining outstanding notes through the open market or negotiated transactions, additional tenders, or exchange offers.

LIQUIDITY AND CAPITAL RESOURCES

Sanmina generated cash from operating activities of $87.4 million, $263.4 million and $159.9 million, in fiscal years 2000, 1999 and 1998, respectively. The decrease in cash provided by operating activities in 2000 from 1999 is related to the impact from the growth in revenues and related balance sheet activity, including increases in accounts receivable and inventories offset by increases in accounts payable and other accrued liabilities, acquisition related costs and increases in net income. The increases in cash generated from operations from 1999 compared to 1998 were primarily due to Sanmina's increased profitability.

Cash used for investing activities included purchases of short-term investments during fiscal 2000, 1999 and 1998 of $313.5 million, $418.4 million and $101.2 million, respectively. For fiscal 2000, Sanmina paid approximately $515.1 million for short-term and long-term investments as well as capital equipment. Additionally, Sanmina paid approximately $172.2 million in cash for acquired businesses. These payments were offset by $366.7 million in maturities of short-term investments.

Investing activities during 1999 included payments of approximately $607.1 million for short-term and long-term investments and capital equipment. Additionally, Sanmina paid approximately $75.1 million in cash for acquired businesses. These payments were partially offset by $194.2 million in maturities of short-term investments as well as proceeds of $0.3 million from the sale of assets.

During fiscal 1998, cash used in investing activities included payments of approximately $250.3 million for short-term investments and equipment. Sanmina also paid approximately $198.2 million for acquired businesses. These payments were partially offset by $106.6 million in maturities of short-term investments as well as proceeds of $2.6 million from the sale of assets.

Net cash provided by financing activities for fiscal 2000 was $1.1 billion and consisted primarily of $734.9 million in proceeds received from the issuance of convertible subordinated notes, $605.6 million from proceeds from the sale of common stock, including the February 2000 offering of 9.55 million shares of common stock and $68.7 million from the proceeds of other debt financing. This was offset by $329.0 million of retirements related to the Hadco line of credit, the 9 1/2% Notes and other debt relating to leases and other maturities.

For 1999, the $278.4 million generated consisted primarily of $340.7 million in net proceeds from the issuance of convertible subordinated notes. The issuance proceeds were partly offset by $24.0 million in payments for long-term liabilities and $77.8 million in payments for usage of line of credits by the Sanmina's subsidiaries. Proceeds from the sale of common stock were $39.5 million in fiscal 1999.

In 1998, cash provided by financing activities was $205.7 million, which was largely a result of the issuance of $200.9 million of 9 1/2% Notes. In fiscal 1998, Sanmina paid approximately $7.5 million on a line of credit and $5.7 million for long-term liabilities. Proceeds from exercise of stock options and stock purchase rights were $17.8 million. In August 1998, Sanmina called for redemption of an aggregate principal amount of $86.3 million in 5 1/2% convertible subordinated notes ("5 1/2% Notes") which were originally issued in August 1995. The 5 1/2% Notes were converted to Sanmina common stock at a price of $7.05 per share, or 141.84 shares of Sanmina's common stock per $1,000 principal amount of 5 1/2% Notes. Cash was paid in lieu of fractional shares.

In fiscal 1999, Sanmina entered into an operating lease agreement for new facilities in San Jose, California, where it has established its corporate headquarters and certain of its assembly operations. In connection with these transactions, Sanmina pledged $52.9 million of its cash and investments as collateral for certain obligations of the lease.

In August 2000, Sanmina redeemed $187.9 million of the outstanding 9 1/2% Notes. The redemption premium and deferred debt costs related to the 9 1/2% Notes was expensed by Sanmina in the fourth quarter of fiscal 2000 as an early extinguishment of debt and was reflected as an extraordinary charge.

Sanmina's future needs for financial resources include increases in working capital to support anticipated sales growth and investment in manufacturing facilities and equipment. Working capital was $1.9 billion at September 30, 2000. Sanmina has evaluated and will continue to evaluate possible business acquisitions. In this regard, Sanmina anticipates incurring additional expenditures during fiscal 2001 in connection with the integrations of its recently acquired businesses and expenditures associated with the anticipated growth.

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

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair

                               SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Sanmina expects that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. Sanmina will adopt SFAS No. 133 in the first quarter of fiscal 2001.

In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements," which will be effective for Sanmina in the fourth quarter of fiscal 2001. Sanmina is currently analyzing this statement and management does not expect the adoption of this statement to have a material effect on its results of operations or cash flows.

In March 2000, the FASB issued Financial Standards Board Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation -- an Interpretation of APB Opinion No. 25" ("FIN No. 44"). FIN No. 44 addresses the application of APB No. 25 to clarify, among other issues, (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent FIN No. 44 covers events occurring during the period after applying the interpretation, the events will be recognized on a prospective basis from July 1, 2000. The adoption of FIN No. 44 did not have a material effect on Sanmina's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Sanmina's exposure to market risk for changes in interest rates relates primarily to Sanmina's investment portfolio. Currently, Sanmina does not use derivative financial instruments in its investment portfolio. Sanmina invests in high credit quality issuers and, by policy, limits the amount of principal exposure to any one issuer. As stated in Sanmina's policy, Sanmina seeks to ensure the safety and preservation of its invested principal funds by limiting default and market risk.

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

The table below presents carrying amounts and related average interest rates by year of maturity for Sanmina's investment portfolio as of September 30, 2000

                                                                            YEAR ENDED
                                     -------------------------------------------------------------------------------------------
                                        2001          2002          2003         2004         2005      THEREAFTER      TOTAL
                                     ----------    ----------    ----------   ----------   ----------   ----------    ----------
                                                                           (in thousands):
Cash equivalents, short-term,
   and long-term investments          $483,968      $118,730            --           --           --       $282        $602,980
Average interest rate                      6.3%          6.9%           --           --           --        5.9%            6.4%

FOREIGN CURRENCY EXCHANGE RISK

Sanmina transacts business in foreign countries. Sanmina's primary foreign currency cash flows are in certain European countries, Canada and Asia. Sanmina enters into foreign exchange contracts to hedge certain of its assets and liabilities denominated in foreign currencies. At September 30, 2000, Sanmina had forward contracts to exchange various foreign currencies for U.S. dollars in the gross amount of $14.7 million. Market value gains and losses on forward exchange contracts are recognized as offsets to the exchange gains and losses on the hedged transactions.

QUARTERLY RESULTS (UNAUDITED)

The following table contains selected unaudited quarterly financial data for the eight fiscal quarters in the period ended September 30, 2000. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented. Sanmina's results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations in any period should not be considered indicative of the results to be expected from any future period. In June 1998, and March 2000, Sanmina effected a two-for-one stock split in the form of a stock dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock splits. Common stock prices reflect high and low reported sales prices, as reported by the Nasdaq National Market. The acquisitions of Elexsys, Altron, Manu-Tronics, Hadco and Essex were accounted for as a pooling of interests, and therefore, all prior periods presented were restated to combine the results of the companies

                                                               FIRST           SECOND            THIRD           FOURTH
2000                                                          QUARTER          QUARTER          QUARTER          QUARTER
----                                                       -------------    -------------    -------------    -------------
                                                                (in thousands, except percentages and per share amounts)
Net sales                                                  $     763,701    $     875,247    $   1,000,632    $   1,271,979
Gross profit                                                     119,652          136,713          147,366          223,995
Gross margin                                                        15.7%            15.6%            14.7%            17.6%
Operating income                                                  72,009           88,718           17,174          153,427
Operating margin                                                     9.4%            10.1%             1.7%            12.1%
Net income before extraordinary charge                     $      42,792    $      55,562    $       1,821    $      97,118
                                                           =============    =============    =============    =============
Net income                                                 $      42,792    $      55,562    $       1,821    $      92,159
                                                           =============    =============    =============    =============
Basic net income per share before extraordinary charge
                                                           $        0.31    $        0.38    $        0.01    $        0.64
                                                           =============    =============    =============    =============
Basic net income per share                                 $        0.31    $        0.38    $        0.01    $        0.61
                                                           =============    =============    =============    =============
Diluted net income per share before extraordinary charge
                                                           $        0.29    $        0.36    $        0.01    $        0.59
                                                           =============    =============    =============    =============
Diluted net income per share                               $        0.29    $        0.36    $        0.01    $        0.56
                                                           =============    =============    =============    =============
Common stock prices:
High                                                       $       54.63    $       68.00    $       87.81    $      119.94
Low                                                        $       37.38    $       45.00    $       42.13    $       80.63

                                                               FIRST           SECOND            THIRD           FOURTH
1999                                                          QUARTER          QUARTER          QUARTER          QUARTER
----                                                       -------------    -------------    -------------    -------------
                                                                (in thousands, except percentages and per share amounts)
Net sales                                                  $     548,738    $   576,333      $   604,622      $   664,290
Gross profit                                                      85,518        101,013          110,105          120,274
Gross margin                                                        15.6%          17.5%            18.2%            18.1%
Operating income                                                   9,184         59,024           67,550           75,355
Operating margin                                                     1.7%          10.2%            11.2%            11.3%
Net income                                                 $       1,033    $    33,323      $    39,465      $    44,446
                                                             ===========      ===========      ===========      ===========
Basic net income per share                                 $        0.01    $      0.24      $      0.29      $      0.32
                                                             ===========      ===========      ===========      ===========
Diluted net income per share                               $        0.01    $      0.23      $      0.27      $      0.30
                                                             ===========      ===========      ===========      ===========
Common stock prices:
High                                                       $       31.25    $     37.78      $     40.63      $     41.63
Low                                                        $       11.69    $     24.75      $     28.06      $     32.06

FACTORS AFFECTING OPERATING RESULTS

This annual report contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated by such forward looking statements as a result of certain factors, including those set forth below. You should carefully consider the risks described below in connection with any evaluation of our business and prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. A holder of securities issued by Sanmina should be aware of these and other various risks, including those just described and those described below. The risks set in this annual report are not the only risks we face. If any of the risks set forth above or if any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock and our convertible subordinated notes could decline.

Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report and in other reports and documents filed by Sanmina with the Securities and Exchange Commission. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Sanmina is heavily dependent on the electronics industry, and changes in the industry could harm Sanmina's business and operating results. Sanmina's business is heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the communications, industrial and medical instrumentation and high-speed computer systems sectors of the electronics industry. These industry sectors, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's customers can discontinue or modify products containing components manufactured by Sanmina. Any discontinuance or modification of orders or commitments could harm Sanmina's operating results. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could harm Sanmina's business and operating results.

Sanmina typically does not obtain long-term volume purchase commitments from customers, and cancellations and rescheduling of purchase orders could harm Sanmina's operating results and cause its stock price to decline. Sanmina typically does not obtain long-term volume purchase contracts from its customers. Customer orders may be canceled and volume levels may be changed or delayed. For example, Sanmina experienced certain cancellation and rescheduling of shipment dates of customer orders during the fourth fiscal quarter of 1998. As a result, Sanmina's results of operations for that quarter failed to meet the expectations of stock market analysts, and the price of Sanmina common stock declined. Sanmina cannot assure you that it will be able to replace canceled, delayed or reduced contracts with new business. As a result, future cancellations or rescheduling of orders or commitments could cause Sanmina's operating results to be below expectations, which would likely cause Sanmina's stock price to decline.

Sanmina's results of operations can be affected by a variety of factors, which could cause Sanmina's operating results to fail to meet expectations and Sanmina's stock price to decline. Sanmina's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Sanmina's operating results are affected by a number of factors. These factors include:

-   timing of orders from major customers;

- mix of products ordered by and shipped to major customers, including the mix between backplane assemblies and printed circuit board assemblies;

-   the volume of orders as related to Sanmina's capacity;

                              SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

-   pricing and other competitive pressures;

- component shortages, which could cause Sanmina to be unable to meet customer delivery schedules;

-   Sanmina's ability to effectively manage inventory and fixed assets; and

-   Sanmina's ability to time expenditures in anticipation of future sales.

Sanmina's results can also be significantly influenced by development and introduction of new products by Sanmina's customers. From time to time, Sanmina experiences changes in the volume of sales to each of Sanmina's principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's customers generally require short delivery cycles, and a substantial portion of Sanmina's backlog is typically scheduled for delivery within six months. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Sanmina's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of Sanmina common stock.

Sanmina is dependent on a small number of customers for a large portion of Sanmina's revenues, and declines in sales to major customers could harm Sanmina's operating results. A small number of customers are responsible for a significant portion of Sanmina's net sales. During fiscal year 2000, fiscal year 1999 and fiscal year 1998, sales to Sanmina's ten largest customers accounted for 55.8%, 48.9% and 43.7%, respectively, of Sanmina's net sales. For fiscal 2000, only sales to one customer, Nortel Networks, represented more than 10.0% of Sanmina's net sales. For fiscal 1999 and 1998, no single customer exceeded 10.0% of net sales. This customer information gives effect to the restatement of Sanmina's results of operations to reflect the acquisitions of Hadco and Essex.

Although Sanmina cannot assure you that its principal customers will continue to purchase products and services from Sanmina at current levels, if at all, Sanmina expects to continue to depend upon its principal customers for a significant portion of Sanmina's net sales. Sanmina's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which Sanmina's customers participate. The loss of one or more major customers or declines in sales to major customers could significantly harm Sanmina's business and operating results and lead to declines in the price of Sanmina common stock.

Sanmina is subject to risks associated with its strategy of acquisitions, and these risks could harm Sanmina's operating results and cause its stock price to decline. Sanmina has, for the past several fiscal years, pursued a strategy of growth through acquisitions. These acquisitions have involved acquisitions of entire companies, such as the November 1997 acquisition of Elexsys, the November 1998 acquisition of Altron, the December 1998 acquisition of Telo, the March 1999 acquisition of Manu-Tronics, the June 2000 acquisition of Essex, the June 2000 acquisition of Hadco, the June 2000 acquisition of Interworks and the July 2000 acquisition of Ocean.

In addition, Sanmina has in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by Sanmina include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In October and November 1999, Sanmina acquired the electronics assembly operations of Nortel Networks located in Calgary, Canada and Chateaudun, France. In October 1999, Sanmina also acquired the electronics enclosure systems business of Devtek,located in Toronto, Canada. In March 2000, Sanmina acquired a printed circuit board assembly operation located principally in San Antonio, Texas from Harris. In March 2000, Sanmina also acquired an electromechanical assembly operation located in Clinton, North Carolina from Alcatel USA. In August 2000, Sanmina also acquired a design and engineering group located in Calgary, Canada, Santa Clara, California, Simi Valley, California, Richardson, Texas and Guyancourt, France from Nortel Networks. In September 2000, Sanmina also acquired the San Jose California system integration and fulfillment operation of Lucent Technologies. Sanmina also recently announced an OEM arrangement with Siemens. Under this arrangement, we will acquire 49.9% ownership interest in INBOARD, a wholly owned subsidiary of Siemens AG. Acquisitions of companies and businesses and expansion of operations involve certain risks, including the following:

- the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value;

-   diversion of management's attention;

- difficulties in scaling up production at new sites and coordinating management of operations at new sites;

- the possible need to restructure, modify or terminate customer relationships of the acquired company; and

-   loss of key employees of acquired operations.

Accordingly, Sanmina may experience problems in integrating the recently acquired operations or operations associated with any future acquisition. Sanmina therefore cannot assure you that any recent or future acquisition will result in a positive contribution to Sanmina's results of operations. Furthermore, Sanmina cannot assure you that it will realize value from any acquisition which equals or exceeds the consideration paid. In particular, the successful combination of Sanmina and any businesses Sanmina acquires in the future will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, the activities of any future acquisition, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could harm Sanmina's ability to realize the anticipated benefits of any future acquisition. Any failure of Sanmina to realize the anticipated benefits of its acquisitions could harm Sanmina's business and operating results, and could cause the price of its common stock to decline. In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could harm Sanmina's business and operating results and cause the price of Sanmina's common stock to decline.

In addition, Sanmina has pursued and expects to continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs. Sanmina expects that competition for these opportunities among electronics manufacturing services firms will be intense as these transactions typically enable the acquiror to enter into long-term supply arrangements with the divesting OEM. Accordingly, Sanmina's future results of operations could be harmed if it is not successful in attracting a significant portion of the OEM divestiture transactions Sanmina pursues. In addition, due to the large scale and long-term nature of supply arrangements typically entered into in OEM divestiture transactions and because cost reductions are generally a major reason why the OEM is divesting operations, pricing of manufacturing services may be less favorable to the manufacturer than in standard contractual relationships. For example, Sanmina experienced declines in gross margins during fiscal 2000 due to Sanmina's increase in sales to Nortel Networks under Sanmina's supply agreement relating to the operations it acquired. As Sanmina enters into new OEM divestiture transactions, Sanmina may experience further erosion in gross margins.

Sanmina may experience component shortages, which would cause Sanmina to delay shipments to customers, resulting in potential declines in revenues and operating results. Recently, a number of components purchased by Sanmina and incorporated into assemblies and subassemblies it produces have been the subject of shortages. These components include application-specific integrated circuits, capacitors and connectors. Unanticipated component shortages caused Sanmina to be unable to make certain scheduled shipments to customers during fiscal 2000 and may do so in the future. The inability to make scheduled shipments in the future could cause Sanmina to experience a shortfall in revenues. Sanmina could also experience negative customer goodwill due to the delay in shipment. Component shortages may also increase Sanmina's cost of goods due to premium charges it must pay to purchase components in short supply and due to changes in the mix of assemblies shipped to customers. For example, shortages in certain components negatively affected Sanmina's operating results and contributed to an increase in inventory levels during fiscal 2000. Accordingly, component shortages could harm Sanmina's operating results for a particular fiscal period due to the resulting revenue shortfall or cost increases and could also damage customer relationships over a longer-term period.

Sanmina is subject to competition and technological change, and its business may be harmed by competitive pressures and failure to adapt to technological changes. The electronic interconnect industry is highly fragmented and characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than Sanmina, as well as greater surface mount assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition. Sanmina may also be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

Environmental matters are a key consideration in Sanmina's business, and failure to comply with the requirements of environmental laws could harm Sanmina's business. Sanmina is subject to a variety of local, state and federal environmental laws and regulations relating to the storage, use, discharge and disposal of chemicals, solid waste and other hazardous materials used during their manufacturing processes, as well as air quality regulations and restrictions on water use. Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Maintenance of environmental controls is also important in the electronics assembly process. When violations of environmental laws occur, Sanmina can be held liable for damages and the costs of remedial actions and can also be subject to revocation of permits necessary to conduct its businesses. There can be no assurance that violations of environmental laws will not occur in the future as a result of the inability to obtain permits, human error, equipment failure or other causes. Any permit revocations could

                              SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

require Sanmina to cease or limit production at one or more facilities, which could seriously harm Sanmina's business, financial condition and results of operations. Moreover, the failure to comply with present and future regulations could restrict the combined company's ability to expand facilities or could require it to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. Sanmina operates in several environmentally sensitive locations and is subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, permitting requirements or processes, or material storage or handling might require a high level of unplanned capital investment and/or relocation. Compliance with new or existing regulations could seriously harm Sanmina's business, financial condition and results of operations.

Sanmina is subject to environmental contingencies at sites operated by acquired companies and could incur substantial costs for environmental remediation and related activities at these sites. Several facilities owned or occupied by Elexsys at the time of the acquisition, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including the following: contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. Additional investigation is being undertaken by other parties in the area at the request of the California Regional Water Quality Control Board. It is unknown whether any additional remediation activities will be required as a result of such investigations or whether any third party claims will be brought against Sanmina alleging that they have been damaged in any way by the existence of the contamination at the Irvine facility. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and Sanmina does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated. Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to Sanmina's financial condition. However, in the event Sanmina is required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. Sanmina is currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and Sanmina cannot determine from available test results what remediation activities, if any, are likely to be required. Sanmina believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not harm Sanmina's business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities would not harm Sanmina's business, financial condition and results of operations.

In November 1998, Sanmina acquired Altron, which became a wholly owned subsidiary of Sanmina. Altron was advised in 1993 by Olin Corporation ("Olin") that contamination resulting from activities of prior owners of property owned by Olin and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although Sanmina believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but Sanmina does not anticipate that such costs, if any, will be material to its financial condition or results of operations.

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

Hadco, which was recently acquired by Sanmina, is subject to environmental contingencies at sites currently or formerly operated by it and could incur substantial costs for environmental remediation and related activities at these sites. In June 2000, Sanmina completed its acquisition of Hadco, which is now a wholly-owned subsidiary of Sanmina. Hadco is aware of certain chemicals that exist in the ground at certain of its facilities. Hadco has notified various governmental agencies and continues to work with them to monitor and resolve these matters. During March 1995, Hadco received a Record Of Decision (ROD) from the New York State Department of Environmental Conservation (NYSDEC), regarding soil and groundwater contamination at its Owego, New York facility. Based on a Remedial Investigation and Feasibility Study (RIFS) for apparent on-site contamination at that facility and a Focused Feasibility Study (FFS), each prepared by environmental consultants of Hadco, the NYSDEC has approved a remediation program of groundwater withdrawal and treatment and iterative soil flushing. Hadco has executed a Modification of the Order on Consent to implement the approved ROD. Capital equipment for this remediation has already been acquired by Hadco, and future operation and maintenance costs, which will be incurred and expended over the estimated life of the program of the next 28 years, are estimated at between $40,000 and $100,000 per year. In the summer of 1998, NYSDEC took additional samples from a wetland area near Hadco's Owego facility. Analytical reports of earlier sediment samples indicated the presence of certain inorganics. The new samples showed elevated levels of certain metals, but NYSDEC has not made a determination as to the potential source of such metals, the remedial action to be taken, or the persons to undertake and/or pay for any remediation. Hadco and/or other third parties may be required to conduct additional investigations and remediation at that location, the costs of which are currently indeterminable.

Hadco commenced the operation of a groundwater extraction system at its Derry, New Hampshire facility to address certain groundwater contamination and groundwater migration control issues. Further investigation is underway to determine the extent of the groundwater contaminant plume. Because of the uncertainty regarding both the quantity of contaminants beneath the building at the site and the long-term effectiveness of the groundwater migration control system Hadco has installed, it is not possible to make a reliable estimate of the length of time remedial activity will have to be performed. However, it is anticipated that the groundwater extraction system will be operated for at least 30 years. Hadco may be required to conduct additional investigations and remediation relating to the Derry facility. The total costs of such groundwater extraction system and of conducting any additional investigations and remediation relating to the Derry facility are not fully determinable.

Hadco is one of 33 entities which have been named as potentially responsible parties in a lawsuit pending in the federal district court of New Hampshire concerning environmental conditions at the Auburn Road, Londonderry, New Hampshire landfill site. Local, state and federal entities and certain other parties to the litigation seek contribution for past costs, totaling approximately $20 million, allegedly incurred to assess and remediate the Auburn Road site. In December 1996, following publication and comment period, the EPA amended the ROD to change the remedy at the Auburn Road site from active groundwater remediation to future monitoring. In June 1999, Hadco entered into a Consent Decree with 30 of the defendants and third-party defendants. The Consent Decree was approved by the Court in March 2000. Under the terms of the Consent Decree, Hadco is a cash-out party and does not have responsibility for performance of ongoing remedial or monitoring work at the site.

From 1974 to 1980, Hadco operated a printed circuit manufacturing facility in Florida as a lessee. This property is the subject of a pending lawsuit in the circuit court for Broward County, Florida (the "Florida Lawsuit") and an investigation by the Florida Department of Environmental Protection ("FDEP"). In connection with the investigation, Hadco and others have participated in alternative dispute resolution regarding the site with an independent mediator. Mediation sessions began in 1992 and continued over the next several years through May 1998. In June 1995, Hadco and Gould, Inc., another prior lessee of the site, were joined as third-party defendants in the pending Florida lawsuit by a party who had previously been named as a defendant when the Florida lawsuit was commenced in 1993 by the FDEP. As a result of the mediation, a Settlement Agreement was entered into among Hadco, Gould and the FDEP in March 1999. The third-party complaints against Hadco and Gould in the pending Florida lawsuit were dismissed. The Settlement Agreement provides that Hadco and Gould will undertake remedial action based on a Supplemental Contamination Assessment Report and a later Feasibility Study, which has been prepared by a consultant to Hadco and Gould and approved by FDEP. The estimated cost of the recommended source removal described in the Feasibility Study is approximately $165,000, and for ongoing monitoring and remediation is approximately $2.1 million. Actual remedial activities have not yet commenced but are expected to begin in the near future.

In March 1993, the EPA notified Hadco Santa Clara of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. The EPA identified Hadco Santa Clara as one of the 65 generators which had disposed of the greatest amounts of materials at the site. Based on the total tonnage contributed by all generators, Hadco Santa Clara's share is estimated at approximately 0.48% of the total weight.

The Casmalia site was regulated by the EPA during the period when the material was accepted. There is no allegation that Hadco Santa Clara violated any law in the disposal of material at the sites. Rather the EPA's actions stemmed from the fact that Casmalia Resources may not have the financial means to implement a closure plan for the site and because of Hadco Santa Clara's status as a generator of hazardous waste.

In June 1997, the United States District Court in Los Angeles, California approved and entered a Consent Decree among the EPA and 49 entities (including Hadco Santa Clara) acting through the Casmalia Steering Committee (CSC). The Consent Decree sets forth the terms and conditions under which the CSC will carry out work aimed at final closure of the site. Certain closure activities will be performed by the CSC. Later work will be performed by the CSC, if funded by other parties. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility. The EPA will

                              SANMINA CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

continue as the lead regulatory agency during the final closure work. Because long-term maintenance plans for the site will not be determined for a number of years, it has not yet been decided which regulatory agency will oversee this phase of the work plan or how the long-term costs will be funded. However, the Consent Decree provides a mechanism for ensuring that an appropriate federal, state or local agency will assume regulatory responsibility for long-term maintenance.

Sanmina has been notified by the City of Santa Clara, California ("City") of a number of alleged wastewater discharge and other violations of environmental laws by one of Sanmina's plants. The City is seeking recovery for past costs incurred by the City in monitoring the plant's operations in the amount of approximately $200,000. The notice from the City sets forth that the penalties for the alleged violations could exceed $1,600,000. Sanmina has been cooperating with the City to review the plant's operations to determine if violations have occurred and to address concerns of the City with respect to plant operations. The City has notified Sanmina that it could file a civil action to address the violations, but no civil suit has been filed to date.

Failure to manage Sanmina's growth may seriously harm its business. Sanmina's business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on Sanmina's infrastructure and internal systems. To manage its growth effectively, Sanmina must continue to improve and expand its management information systems. Sanmina will face additional growth management challenges, particularly as a result of its recent acquisitions in Europe and Asia. Future acquisitions, both in the United States and internationally, could place additional strains on Sanmina's management infrastructure. If Sanmina is unable to manage growth effectively, its results of operations could be harmed.

Sanmina's existing international operations and plans to expand international operations involve additional risks, and failure to effectively expand internationally could harm Sanmina's operating results. Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. During June 2000 and July 2000, Sanmina acquired operations in Sweden, Finland and China. By virtue of the Hadco acquisition, Sanmina acquired operations in Ireland and Malaysia. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political and economic instability, trade restrictions, changes in tariffs, labor unrest and difficulties in staffing, coordinating communications among and managing international operations. Additionally, Sanmina's business and operating results may be harmed by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, misappropriation of intellectual property, constraints on Sanmina's ability to maintain or increase prices, and competition. Sanmina cannot assure you that it will realize the anticipated strategic benefits of its international expansion or that international operations will contribute positively to Sanmina's business and operating results. In addition, to respond to competitive pressures and customer requirements, Sanmina plans to further expand internationally in lower cost locations, particularly additional locations in Asia and Latin America. As a result of this proposed expansion, Sanmina could encounter difficulties in scaling up production at overseas facilities or in coordinating Sanmina's United States and international operations. In addition, Sanmina may not realize anticipated revenue growth at new international operations. Sanmina may elect to establish start-up operations rather than acquiring existing businesses, which would require Sanmina to recruit management and other personnel and build a customer base at a completely new operation. Accordingly, unanticipated problems Sanmina encounters in establishing new international operations could harm its business and operating results and cause its stock price to decline.

Sanmina is subject to risks related to intellectual property rights held by third parties. Sanmina is subject to risks related to intellectual property rights held by third parties. In certain cases, Sanmina may find it necessary or desirable to license or otherwise acquire rights to intellectual property rights held by others. In July 2000, Sanmina settled one such dispute through a licensing arrangement with the Lemelson Foundation. Other such disputes, which could involve Sanmina in litigation or in administrative proceedings before the United States Patent and Trademark Office or patent authorities in foreign countries, could arise in the future. These proceedings could be costly to conduct and could also result in the diversion of management time and attention. In addition, adverse determinations in any proceedings of this nature could require Sanmina to pay monetary damages and could also result in the loss of intellectual property rights. In the event Sanmina were able to settle disputes through licensing or similar arrangements, the costs of these licenses could be substantial. Accordingly, future disputes regarding intellectual property rights could harm Sanmina's business, financial condition and results of operations.

Sanmina depends on certain key personnel, and the loss of key personnel may harm Sanmina's business. Sanmina's future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm Sanmina's business.

                              SANMINA CORPORATION

                     STATEMENT OF FINANCIAL RESPONSIBILITY

TO THE STOCKHOLDERS:

The management of Sanmina is responsible for the preparation of the accompanying consolidated financial statements. They have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, as such, include estimates and judgments of management. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements. The consolidated financial statements for the years ended September 30, 2000, October 2, 1999 and September 30, 1998 were audited by Arthur Andersen LLP, independent public accountants.

Sanmina maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded, that transactions are executed and recorded in accordance with management's authorization, and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of the system of internal control must be related to the benefits derived and that balancing of those factors requires estimates and judgments. The system is monitored regularly by Sanmina for compliance. In addition, solely for the purposes of planning and performing its audit of Sanmina's consolidated financial statements, Arthur Andersen LLP obtained an understanding of, and selectively tested, certain aspects of Sanmina's system of internal control.

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

December 7, 2000

/s/  JURE SOLA              /s/  RANDY W. FURR         /s/  RICK R. ACKEL
-------------------------   -----------------------    ------------------------
Jure Sola                   Randy W. Furr              Rick R. Ackel
Chairman of the Board and   President and              Executive Vice President
Chief Executive Officer     Chief Operating Officer    and Chief Financial
                                                       Officer

                               SANMINA CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                                                                              AS OF
                                                                  ------------------------------
                                                                  SEPTEMBER 30,       OCTOBER 2,
                                                                     2000                1999
                                                                  -----------        -----------
                                                                            (in thousands)
ASSETS:
Current assets:
  Cash and cash equivalents                                       $   992,842        $   148,754
  Short-term investments                                              265,308            318,457
  Accounts receivable, net of allowance for doubtful
     accounts of $27,832 and $10,940                                  644,236            335,288
  Inventories, net                                                    572,102            299,261
  Deferred income taxes                                                85,427             34,414
  Prepaid expenses and other                                           25,350             19,959
                                                                  -----------        -----------
     Total current assets                                           2,585,265          1,156,133
                                                                  -----------        -----------
Property, plant and equipment, net                                    655,942            549,434
Goodwill and intangibles                                              318,512            229,070
Long-term investments                                                  55,917             53,056
Deposits and other                                                     23,834             19,748
                                                                  -----------        -----------
          Total assets                                            $ 3,639,470        $ 2,007,441
                                                                  ===========        ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Current portion of long-term debt                               $    11,728        $     4,071
  Accounts payable                                                    488,806            280,914
  Accrued liabilities                                                 122,121             52,921
  Accrued payroll and related benefits                                 43,838             65,789
  Income taxes payable                                                 46,002             10,088
                                                                  -----------        -----------
     Total current liabilities                                        712,495            413,783
                                                                  -----------        -----------
Long-term liabilities:
  Long-term debt, net of current portion                            1,143,942            661,277
  Deferred income tax liability                                        61,734             59,058
  Other                                                                19,817              9,229
                                                                  -----------        -----------
     Total long-term liabilities                                    1,225,493            729,564
                                                                  -----------        -----------
Commitments and contingencies (Note 7)
Stockholders' equity:
  Preferred stock, $.01 par value, authorized 5,000 shares,
     none outstanding                                                      --                 --
  Common stock, $.01 par value, authorized 500,000 shares,
     outstanding 152,259 and 138,857 shares                             1,522              1,389
  Additional paid-in capital                                        1,139,763            479,878
  Deferred compensation                                                (3,625)                --
  Accumulated other comprehensive income (loss)                        (6,754)            (1,680)
  Retained earnings                                                   570,576            384,507
                                                                  -----------        -----------
          Total stockholders' equity                                1,701,482            864,094
                                                                  -----------        -----------
          Total liabilities and stockholders' equity              $ 3,639,470        $ 2,007,441
                                                                  ===========        ===========

                             See accompanying notes

                               SANMINA CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED
                                                                       -----------------------------------------------------
                                                                       SEPTEMBER 30,         OCTOBER 2,         SEPTEMBER 30,
                                                                          2000                 1999                  1998
                                                                       -----------          -----------          -----------
                                                                             (in thousands, except per share amounts)
Net sales                                                              $ 3,911,559          $ 2,393,983          $ 1,941,454
Cost of sales                                                            3,283,833            1,977,073            1,604,172
                                                                       -----------          -----------          -----------
  Gross profit                                                             627,726              416,910              337,282
                                                                       -----------          -----------          -----------
Operating expenses:
  Selling, general and administrative                                      218,896              156,280              141,136
  Amortization of goodwill and intangibles                                  21,551               15,763               13,078
  Write-off of acquired in-process research and
     development                                                                --                   --               63,050
  Write down of long-lived assets                                            8,750               11,400                2,516
  Plant closing, relocation, merger and
     restructuring costs                                                    47,201               22,354                8,481
                                                                       -----------          -----------          -----------
     Total operating expenses                                              296,398              205,797              228,261
                                                                       -----------          -----------          -----------
Operating income                                                           331,328              211,113              109,021
Other income (expense), net                                                 (1,089)             (23,050)             (21,492)
                                                                       -----------          -----------          -----------
Income before provision for income taxes                                   330,239              188,063               87,529
Provision for income taxes                                                 132,946               69,796               54,331
                                                                       -----------          -----------          -----------
Income before extraordinary charge                                         197,293              118,267               33,198
Extraordinary charge, net of tax benefit
  of $3,039, $-- and $--                                                     4,959                   --                   --
                                                                       -----------          -----------          -----------
Net income                                                             $   192,334          $   118,267          $    33,198
                                                                       ===========          ===========          ===========
Earnings per share: Basic
  Net income before extraordinary charge                               $      1.34          $      0.86          $      0.27
  Extraordinary charge                                                        0.03                   --                   --
                                                                       -----------          -----------          -----------
  Net income                                                           $      1.31          $      0.86          $      0.27
                                                                       ===========          ===========          ===========
Earnings per share: Diluted
  Net income before extraordinary charge                               $      1.27          $      0.82          $      0.26
  Extraordinary charge                                                        0.03                   --                   --
                                                                       -----------          -----------          -----------
  Net income                                                           $      1.24          $      0.82          $      0.26
                                                                       ===========          ===========          ===========
Shares used in computing per share amounts:
  Basic                                                                    146,734              136,851              120,964
  Diluted                                                                  155,038              144,536              126,704

                            See accompanying notes


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                     YEAR ENDED
                                                     ---------------------------------------------
                                                     SEPTEMBER 30,     OCTOBER 2,     SEPTEMBER 30,
                                                         2000            1999             1998
                                                     ------------      ---------      ------------
                                                                    (in thousands)
Net income                                             $ 192,334       $ 118,267       $  33,198
Other comprehensive income (loss), net of tax:
    Foreign currency translation adjustment               (5,776)         (1,836)          1,255
    Unrealized holding gain (loss) on investments            702            (638)            146
                                                       ---------       ---------       ---------
Comprehensive income                                   $ 187,260       $ 115,793       $  34,599
                                                       =========       =========       =========

                            See accompanying notes

                               SANMINA CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   COMMON STOCK AND
                                                      ADDITIONAL          ACCUMULATED
                                                    PAID-IN-CAPITAL          OTHER
                                              -------------------------  COMPREHENSIVE
                                                 NUMBER                      INCOME       DEFERRED        RETAINED
                                               OF SHARES       AMOUNT        (LOSS)     COMPENSATION      EARNINGS        TOTAL
                                              -----------   -----------   -----------   ------------    -----------    -----------
                                                                                 (in thousands)
BALANCE AT SEPTEMBER 30, 1997                     118,101   $   306,672   $      (607)   $        --    $   240,559    $   546,624
  Exercise of common stock options                  2,413         7,893            --             --             --          7,893
  Sale of common stock                                174         4,726            --             --             --          4,726
  Issuance of common stock under employee
     stock purchase plan                              449         5,224            --             --             --          5,224
  Conversion of subordinated debt                  12,238        86,250            --             --             --         86,250
  Adjustment to conform year end of pooled
     entity                                            --            --            --             --         (3,169)        (3,169)
  Cumulative translation adjustment                    --            --         1,255             --             --          1,255
  Unrealized holding gain on investments               --            --           146             --             --            146
  Income tax benefit of disqualified
    dispositions                                       --         9,895            --             --             --          9,895
  Distributions by Manu-Tronics                        --            --            --             --         (3,645)        (3,645)
  Net income                                           --            --            --             --         33,198         33,198
                                              -----------   -----------   -----------    -----------    -----------    -----------
BALANCE AT SEPTEMBER 30, 1998                     133,375       420,660           794             --        266,943        688,397
  Exercise of common stock options                  2,836        27,050            --             --             --         27,050
  Issuance of common stock under employee
     stock purchase plan                              779        12,037            --             --             --         12,037
  Director and executive officer stock grants          17           401            --             --             --            401
  Conversion of subordinated debt                      14           398            --             --             --            398
  Issuance of common stock for businesses
     acquired                                       1,836         3,763            --             --            832          4,595
  Cumulative translation adjustment                    --            --        (1,836)            --             --         (1,836)
  Unrealized holding loss on investments               --            --          (638)            --             --           (638)
  Income tax benefit of disqualified
    dispositions                                       --        16,958            --             --             --         16,958
  Distributions by Manu-Tronics                        --            --            --             --         (1,535)        (1,535)
  Net income                                           --            --            --             --        118,267        118,267
                                              -----------   -----------   -----------    -----------    -----------    -----------
BALANCE AT OCTOBER 2, 1999                        138,857       481,267        (1,680)            --        384,507        864,094
  Exercise of common stock options                  2,985        42,676            --             --             --         42,676
  Issuance of common stock under employee
     stock purchase plan                              763        15,649            --             --             --         15,649
  Director and executive officer stock grants          31         1,022            --             --             --          1,022
  Conversion of subordinated debt                      73         2,373            --             --             --          2,373
  Cumulative translation adjustment                    --            --        (5,776)            --             --         (5,776)
  Unrealized holding loss on investments               --            --           702             --             --            702
  Income tax benefit of disqualified
    dispositions                                       --        54,186            --             --             --         54,186
  Adjustment to conform year end of pooled
     entity                                            --            --            --             --         (6,265)        (6,265)
  Deferred compensation                                --         3,934            --         (3,625)            --            309
  Sale of common stock                              9,550       540,178            --             --             --        540,178
  Net income                                           --            --            --             --        192,334        192,334
                                              -----------   -----------   -----------    -----------    -----------    -----------
BALANCE AT SEPTEMBER 30, 2000                     152,259   $ 1,141,285   $    (6,754)   $    (3,625)   $   570,576    $ 1,701,482
                                              ===========   ===========   ===========    ===========    ===========    ===========

                             See accompanying notes

                               SANMINA CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           YEAR ENDED
                                                                        -------------------------------------------------
                                                                        SEPTEMBER 30,       OCTOBER 2,       SEPTEMBER 30,
                                                                            2000              1999               1998
                                                                         -----------       -----------       -----------
                                                                                          (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                             $   192,334       $   118,267       $    33,198
  Adjustments to reconcile net income to cash provided by operating activities:
    Adjustment to conform year end of pooled entities                         (6,265)               --            (3,169)
    Depreciation, amortization, and other                                    157,256           124,717           104,996
    Restructuring, plant closing, merger and other non-recurring
      charges                                                                 47,201            23,686             1,429
    Provision for doubtful accounts                                           15,974             3,017             1,478
    Deferred income taxes                                                    (48,337)           (2,043)           (1,955)
    Tax benefit from exercise of stock options                                54,186            16,958             9,895
    (Gain) loss on disposal of fixed assets                                      (63)              (21)            1,092
    Write-off of acquired in-process research and development                     --                --            63,050
    Writedown of long-lived assets                                             8,750            11,400             2,516
  Changes in operating assets and liabilities, net of acquisitions:
    Accounts receivable                                                     (308,484)          (72,009)          (29,063)
    Inventories                                                             (221,036)          (97,354)          (28,589)
    Prepaid expenses, deposits and other                                     (13,250)           18,711               848
    Accounts payable and accrued liabilities                                 173,182           113,790            11,367
    Income tax accounts                                                       35,934             4,307            (7,226)
                                                                         -----------       -----------       -----------
      CASH PROVIDED BY OPERATING ACTIVITIES                                   87,382           263,426           159,867
                                                                         -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments                                       (313,523)         (418,396)         (101,169)
  Proceeds from maturity of short-term investments                           366,672           194,192           106,591
  Purchases of long-term investments                                          (2,861)          (53,056)               --
  Purchase of property, plant and equipment                                 (198,667)         (135,611)         (149,138)
  Cash paid for businesses acquired, net                                    (172,194)          (75,108)         (198,198)
  Proceeds from sale of assets                                                    --               309             2,591
                                                                         -----------       -----------       -----------
      CASH USED FOR INVESTING ACTIVITIES                                    (320,573)         (487,670)         (339,323)
                                                                         -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on line of credit                                                (140,000)               --            (7,498)
  Proceeds from notes and credit facilities, net                              68,679           (77,844)          200,865
  Issuance (repurchase) of convertible notes, net of issuance costs          734,882           340,742            (5,681)
  Payments of long-term liabilities, net                                       2,867           (23,977)              186
  Payments of long-term debt                                                (189,021)               --                --
  Proceeds from sale of common stock, net of issuance costs                  605,648            39,488            17,843
                                                                         -----------       -----------       -----------
      CASH PROVIDED BY FINANCING ACTIVITIES                                1,083,055           278,409           205,715
                                                                         -----------       -----------       -----------
EFFECT OF EXCHANGE RATE CHANGES                                               (5,776)           (1,836)            1,255
                                                                         -----------       -----------       -----------
INCREASE IN CASH AND CASH EQUIVALENTS                                        844,088            52,329            27,514
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               148,754            96,425            68,911
                                                                         -----------       -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $   992,842       $   148,754       $    96,425
                                                                         ===========       ===========       ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year:
    Interest                                                             $    43,370       $    31,494       $    19,922
                                                                         ===========       ===========       ===========
    Income taxes, net                                                    $    91,669       $    57,618       $    51,026
                                                                         ===========       ===========       ===========
NON-CASH FINANCING INFORMATION:
  Conversion of subordinated notes to equity                             $     2,373       $       398       $    86,250
                                                                         ===========       ===========       ===========

                             See accompanying notes

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION OF SANMINA

Sanmina Corporation ("Sanmina") was incorporated in Delaware in 1989 and is an independent provider of customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services to original equipment manufacturers. Sanmina's services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through hole interconnection technologies, the manufacture of custom-designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, the manufacture of custom cable and wire harness assemblies, and testing and assembly of completed systems. In addition, Sanmina provides procurement and materials management, as well as consultation on board design and manufacturing. Sanmina has manufacturing plants located in California, Arizona, Massachusetts, Texas, New Hampshire, New York, North Carolina, Wisconsin, Alabama, Utah, Canada, France, China, Finland, Sweden, Mexico, Malaysia and Ireland.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year -- Effective October 1, 1998, Sanmina changed its fiscal year end from September 30 to a 52 or 53-week year ending on the Saturday nearest September 30. Accordingly, the 1999 fiscal year, which was a 53 week year, ended on October 2, whereas the previous and current year ended on September 30. All general references to years relate to fiscal years unless otherwise noted.

Principles of Consolidation -- The consolidated financial statements include the accounts of Sanmina and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency Translation -- For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in accumulated other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in income.

Management Estimates and Uncertainties -- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in preparing the consolidated financial statements include depreciation and amortization periods, the allowance for doubtful accounts, and inventory and environmental reserves. Actual results could differ from these estimates.

Financial Instruments and Concentration of Credit Risk -- Financial instruments consist of cash equivalents, short-term investments, accounts receivable, accounts payable and long-term debt obligations. The fair value of these financial instruments approximates their carrying amount except for the 9 1/2% Senior Subordinated Notes due 2008 ("the 9 1/2% Notes"), respectively at September 30, 2000. The fair market value of the 9 1/2% Notes was $12.3 million with a carrying amount of $12.1 million at September 30, 2000. Although the fair market value of the 9 1/2% Notes is less than the carrying amount, settlement at the reported fair value was not possible due to redemption premiums (Note 4).

As of September 30, 2000, Sanmina had no significant off balance sheet concentrations of credit risk such as foreign currency exchange contracts or other hedging arrangements. Financial instruments that subject Sanmina to credit risk consist of cash and cash equivalents, short-term investments and trade accounts receivable. Sanmina maintains the majority of its cash, cash equivalents and short-term investment balances with financial institutions. Sanmina has not experienced any significant losses on these investments to date. The most significant credit risk is the ultimate realization of its accounts receivable. This risk is mitigated by (i) sales to well established companies,
(ii) ongoing credit evaluation of its customers, and (iii) frequent contact with its customers, especially its most significant customers, thus enabling Sanmina to monitor current changes in business operations and to respond accordingly.

Cash Equivalents -- Sanmina considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short Term Investments -- Sanmina's investments are classified as available for sale and are recorded at their fair value, as determined by quoted market prices, with any unrealized holding gains or losses classified as a separate component of stockholders' equity. Upon sale of the investments, any previously unrealized holding gains or losses are recognized in results of operations. The specific identification method is used to determine the cost of securities sold. Realized gains and losses have not been material to date. As of September 30, 2000, the difference between the aggregate fair value and cost basis was a net unrealized gain of $269,000. Sanmina has the intent and ability to liquidate the investments prior to the maturity period and, as such, has classified its investments as short-term investments. The value of Sanmina's investments by major security type is as follows:

                                                            AS OF SEPTEMBER 30, 2000
                                           -----------------------------------------------------------
                                            AMORTIZED       AGGREGATE      UNREALIZED       UNREALIZED
                                              COST         FAIR VALUE         GAIN             LOSS
                                           ----------      ----------      ----------       ----------
                                                                 (in thousands)
U.S. government and agency securities      $   59,798      $   59,867          $ 83            $ (14)
State and municipal securities                 95,309          95,304            63              (68)
U.S. corporate and bank debt                  972,046         972,251           292              (87)
                                           ----------      ----------          ----            -----
                                           $1,127,153      $1,127,422          $438            $(169)
                                           ==========      ==========          ====            =====

                                                           AS OF OCTOBER 2, 1999
                                           -----------------------------------------------------
                                           AMORTIZED     AGGREGATE     UNREALIZED     UNREALIZED
                                             COST       FAIR VALUE       GAIN           LOSS
                                           ---------    ----------     ----------     ----------
                                                             (in thousands)
U.S. government and agency securities      $149,169      $148,951         $  2          $(220)
State and municipal securities               68,510        68,462            4            (52)
U.S. corporate and bank debt                160,767       160,602           34           (199)
                                           --------      --------         ----          -----
                                           $378,446      $378,015         $ 40          $(471)
                                           ========      ========         ====          =====

Approximately $862.1 million and $59.6 million of the total investments in debt securities as of September 30, 2000 and October 2, 1999 respectively, are included in cash and cash equivalents; the remaining balance is classified as short-term investments. As of September 30, 2000, securities with a fair value of $943.4 million mature within one year and $184.0 million mature beyond one year.

Inventories -- Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes labor, material and manufacturing overhead. Provisions when required are made to reduce excess inventories to their estimated net realizable values. It is possible that estimates of net realizable values can change in the near term. The components of inventories are as follows:

                                                                 AS OF
                                                     ----------------------------
                                                     SEPTEMBER 30,     OCTOBER 2,
                                                         2000             1999
                                                     -------------     ----------
                                                             (in thousands)
Raw materials                                          $343,734         $175,249
Work-in-process                                         145,483           85,505
Finished goods                                           82,885           38,507
                                                       --------         --------
                                                       $572,102         $299,261
                                                       ========         ========

Property, Plant and Equipment, net -- Property, plant, and equipment are stated at cost or, in the case of property and equipment acquired through business combinations accounted for as a purchase, at fair value based upon the allocated purchase price at the acquisition date. Depreciation and amortization are provided on a straight-line basis over three to ten years, (ten to forty years for buildings) or in the case of leasehold improvements, over the remaining term of the related lease, if shorter. Property, plant and equipment consists of the following:

                                                                 AS OF
                                                     ------------------------------
                                                     SEPTEMBER 30,       OCTOBER 2,
                                                        2000               1999
                                                     ------------      ------------
                                                             (in thousands)
Machinery and equipment                              $   986,864       $   819,997
Furniture and fixtures                                    18,977            51,476
Leasehold improvements                                   191,416            93,331
Land and buildings                                        87,003           146,738
                                                     -----------       -----------
                                                       1,284,260         1,111,542
Less: Accumulated depreciation and amortization         (751,157)         (598,775)
                                                     -----------       -----------
                                                         533,103           512,767
Construction in progress                                 122,839            36,667
                                                     -----------       -----------
Net Property, Plant and Equipment                    $   655,942       $   549,434
                                                     ===========       ===========

Impairment of Long-Lived Assets -- Sanmina assesses the realizability of long-lived and intangible assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Under SFAS No. 121, Sanmina is required to assess the valuation of its long-lived assets, including intangible assets, based on the estimated cash flows to be generated by such assets. The realizability of intangible assets, including goodwill, is evaluated periodically as events or circumstances indicate a possible inability to recover the net carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact of recent business combinations. The analyses involve a significant level of management judgment in order to evaluate the ability of Sanmina to perform within projections.

During fiscal year end September 30, 2000, an evaluation under SFAS No. 121 indicated that the fair value of certain intangible assets related to Hadco Corporation ("Hadco") were less than their carrying value. Accordingly, Sanmina recorded an adjustment to write down $8.8 million of intangible assets. The fair value of the intangible assets at the time of the original acquisition by Hadco was based on expected future cash flows to be generated from the assets based on reasonable and supportable assumptions. The existing customer relationships, and in-place workforce, valued at the time of the original acquisition, could not be supported at their current carrying values at the time of the merger in June 2000. As a result, based on future expected cash flows from the related customer base, and from experienced and expected work force attrition, Sanmina has recorded an adjustment to the carrying value of these intangible assets in the amounts of $7.5 million and $1.3 million, respectively, in the third quarter of fiscal 2000.

Goodwill and Intangibles -- Costs in excess of tangible assets acquired and liabilities assumed are recorded as goodwill and intangibles. Goodwill and intangibles are amortized on a straight-line basis over the estimated useful lives of five to thirty years. Intangibles relate to goodwill, customer lists, developed technology, workforce, trademarks and other intangibles arising from Sanmina's acquisitions accounted for as a purchase.

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Goodwill and intangibles are as follows:

                                                                AS OF
                                                   -----------------------------
                                                   SEPTEMBER 30,      OCTOBER 2,
                                                       2000              1999
                                                   -------------      ----------
                                                           (in thousands)
Goodwill                                             $ 273,609        $ 155,352
Intangibles                                            103,398          111,690
                                                     ---------        ---------
                                                       377,007          267,042
Less: Accumulated amortization                         (58,495)         (37,972)
                                                     ---------        ---------
Net Goodwill and Intangibles                         $ 318,512        $ 229,070
                                                     =========        =========

Revenue Recognition -- Sanmina recognizes revenue from manufacturing services at the time of product shipment. Where appropriate, provisions are made at that time for estimated warranty and return costs.

Comprehensive Income -- Comprehensive income for Sanmina consists of net income plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments. As of September 30, 2000, the cumulative unrealized holding gain on investments and cumulative foreign currency translation adjustments was $269,000 and $7.0 million, respectively. As of October 2, 1999, the cumulative unrealized holding loss on investments and cumulative foreign currency translation adjustment was $431,000 and $1.2 million, respectively.

Stock-Based Compensation -- Sanmina has adopted the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation." In accordance with the provisions of SFAS 123, Sanmina applies Accounting Principles Board ("APB") Opinion 25 and related interpretations in accounting for its employee stock option plans. See Note 11 for a summary of the pro forma effects on reported net income and earnings per share for fiscal years 2000, 1999 and 1998 based on the fair value of options and shares granted as prescribed by SFAS 123.

Reclassification -- Sanmina has reclassified certain prior year information to conform to the current year's presentation.

Recent Accounting Pronouncements -- In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Sanmina expects that the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or cash flows. Sanmina will adopt SFAS No. 133 in the first quarter of fiscal 2001.

In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements," which will be effective for Sanmina in the fourth quarter of fiscal 2001. Sanmina is currently analyzing this statement and management does not expect the adoption of this statement to have a material effect on its results of operations or cash flows.

In March 2000, the FASB issued Financial Standards Board Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation -an Interpretation of APB Opinion No. 25" ("FIN No. 44"). FIN No. 44 addresses the application of APB No. 25 to clarify, among other issues, (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent FIN No. 44 covers events occurring during the period after applying the interpretation, the events will be recognized on a prospective basis from July 1, 2000. The adoption of FIN No. 44 did not have a material effect on Sanmina's financial position or results of operations.

NOTE 3. EARNINGS PER SHARE

Basic earnings per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes dilutive common stock equivalents, using the treasury stock method, and assumes that the convertible debt instruments were converted into common stock upon issuance, if dilutive. For the years ended September 30, 2000, October 2, 1999, and September 30, 1998, 8,176,064,
4,969,823 and 11,154,751 potentially dilutive shares from the conversion of the convertible subordinated debt and after-tax interest expense of $10.9 million, $4.6 million and $4.2 million, respectively, were not included in the computation of diluted earnings per share because to do so would be anti-dilutive. A reconciliation of the net income and weighted average number of shares used for the diluted earnings per share computations follows:

                                                                              YEAR ENDED
                                                           -----------------------------------------------
                                                           SEPTEMBER 30,     OCTOBER 2,      SEPTEMBER 30,
                                                               2000             1999             1998
                                                           -------------     ----------      -------------
                                                               (in thousands, except per share amounts)
Net income                                                   $192,334         $118,267         $ 33,198
Interest expense, net of tax, related to convertible
  subordinated debt                                               156               --               --
                                                             --------         --------         --------
Net income                                                   $192,490         $118,267         $ 33,198
                                                             ========         ========         ========
Weighted average number of shares outstanding
    during the period                                         146,734          136,851          120,964
Weighted average number of shares for stock
  options outstanding for the period                            8,153            7,685            5,740
Weighted average number of shares for subordinated
  debt for the period                                             151               --               --
                                                             --------         --------         --------
Weighted average number of shares                             155,038          144,536          126,704
                                                             ========         ========         ========
Diluted earnings per share                                   $   1.24         $   0.82         $   0.26
                                                             ========         ========         ========

NOTE 4. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                  AS OF
                                                                    --------------------------------
                                                                    SEPTEMBER 30,         OCTOBER 2,
                                                                         2000                1999
                                                                    -------------         ----------
                                                                              (in thousands)
Convertible Subordinated Notes due 2004                              $   350,000          $ 350,000
9 1/2% Senior Subordinated Notes due 2008                                 12,118            199,422
Convertible Subordinated Notes due 2012                                    2,886              5,259
Zero Coupon Convertible Subordinated Notes due 2020                      753,385                 --
Revolving Credit Agreements (Note 6)                                       4,851             99,988
Obligations under capital leases with interest rates ranging
  from 7.0% to 7.75%                                                       8,045             10,039
Bank loans due through August 2010, at rates ranging from
    4.63% to 6.10%                                                        22,644                 --
Variable Rate Mortgages                                                    1,741                640
                                                                     -----------          ---------
Total                                                                  1,155,670            665,348
Less: current portion                                                    (11,728)            (4,071)
                                                                     -----------          ---------
Total Long-term debt                                                 $ 1,143,942          $ 661,277
                                                                     ===========          =========

Convertible Subordinated Notes due 2004 -- On May 1, 1999, Sanmina issued $350.0 million of 4 1/4% convertible subordinated notes (the "4 1/4% Notes") due on May 1, 2004. The 4 1/4% Notes are convertible into common stock, at the option of the note holder, at a conversion price of approximately $44.33 per share, subject to adjustments in certain events. The 4 1/4% Notes are subordinated in right of payment to all existing and future senior indebtedness, as defined, of Sanmina. The 4 1/4% Notes are redeemable at the option of Sanmina on or after May 6, 2002. Interest is payable semi-annually on May 1 and November 1.

9 1/2% Senior Subordinated Notes due 2008 -- On May 18, 1998, Hadco issued $200.9 million aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2008 (the "9 1/2% Notes"). Interest on the 9 1/2% Notes is payable semi-annually on each June 15 and December 15 and commenced December 15, 1998. The 9 1/2% Notes are redeemable at the option of Hadco, in whole or in part, at any time on or after June 15, 2003, at 104.75% of their principal amount, plus accrued interest, with such percentages declining ratably to 100% of their principal amount, plus accrued interest. At any time on or prior to June 15, 2001 and subject to certain conditions, up to 35% of the aggregate principal amount of the 9 1/2% Notes may be redeemed, at the option of Hadco. In addition, at any time prior to June 15, 2003, Hadco may redeem the 9 1/2% Notes, at its option, in whole or in part, at a price equal to the principal amount thereof, together with accrued interest, plus the applicable premium (as defined in the Indenture governing the 9 1/2% Notes). The 9 1/2% Notes are guaranteed, on a senior subordinated basis, by each of certain Hadco subsidiaries. The net proceeds of $193.8 million received by Hadco from the issuance of the 9 1/2% Notes, was used to repay outstanding indebtedness incurred to, among other things, finance acquisitions.

In July 2000, Sanmina initiated an offer to purchase the 9 1/2% Notes. The offer to redeem was required by the terms of the Indenture under which the 9 1/2% Notes were issued as a result of a change in control provision when Sanmina acquired Hadco. The redemption was at 101% of the principal amount of the 9 1/2% Notes. On August 24, 2000, Sanmina redeemed $187.9 million of the outstanding 9 1/2% Notes. The redemption premium and deferred debt costs related to the 9 1/2% Notes were expensed by Sanmina in the fourth quarter of fiscal 2000. Costs of approximately $5.0 million net of tax are reflected as an extraordinary charge. All 9 1/2% Notes not redeemed as part of the offer are outstanding. Sanmina may elect to purchase the remaining outstanding 9 1/2% Notes through the open market or negotiated transactions, additional tenders, or exchange offers.

Convertible Subordinated Notes due 2012 -- In 1987, Elexsys International, Inc. ("Elexsys") issued $32.0 million of 5 1/2% convertible subordinated debentures (the "Debentures") due on March 1, 2012. The Debentures are currently convertible into shares of common stock at $29.93, subject to adjustment under certain conditions. The Debentures are redeemable by Sanmina at declining premiums prior to March 1, 1997 and thereafter at 100 percent of the principal amount. The Debentures are also redeemable through the operation of a sinking fund at 100 percent of the principal amount. Interest is payable semi-annually on September 1 and March 1 of each year. Mandatory annual sinking fund payments, sufficient to retire 5 percent of the aggregate principal amount of the Debentures issued, were to be made on each March 1 commencing in 1997. As a result of two exchanges of common stock for $16.0 million and $4.0 million of the Debentures in fiscal 1994 and fiscal 1995, respectively, Sanmina now has sinking fund credits available to offset these obligations for twelve and one-half years, thus no sinking fund payments will be required until 2009. The Debentures are subordinated to all senior indebtedness of Sanmina.

Zero Coupon Convertible Subordinated Notes due 2020 -- On September 12, 2000, Sanmina issued $1.66 billion of zero-coupon 4% convertible notes (the "Zero Coupon 4% Notes"), due on September 12, 2020, to qualified institutional investors in a private

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

placement at an issue price of $452.89 per note, resulting in gross proceeds of $751.8 million. The Zero Coupon 4% Notes are subordinated to the prior payment of all senior indebtedness, as defined. There will be no cash interest payments prior to maturity. The issue discount is amortized using the effective interest method over the term of the notes. The Zero Coupon 4% notes are convertible into common stock, at the option of the note holder, at the conversion ratio of approximately 3.24:1. The Zero Coupon 4% Notes are redeemable at the option of Sanmina on or after September 12, 2005. The Zero Coupon 4% Notes may also be subject to repurchase, at the option of the holder, on September 12, 2005, September 12, 2010, and September 12, 2015 at $552.08, $672.98, and $820.35,
respectively per note. Sanmina has filed with the Securities Exchange Commission a registration statement for resale of the notes and the common stock issuable upon conversion.

Maturities of long-term debt, including capital lease obligations, are as follows as of September 30, 2000.

FISCAL YEARS ENDING
-------------------
(in thousands)
2001                                                                  $   11,728
2002                                                                       1,130
2003                                                                       5,148
2004                                                                     358,151
2005                                                                         308
Thereafter                                                               779,205
                                                                      ----------
          Total                                                       $1,155,670
                                                                      ==========

NOTE 5. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

                                                               AS OF
                                                     ---------------------------
                                                     SEPTEMBER 30,    OCTOBER 2,
                                                         2000            1999
                                                     -------------    ----------
                                                            (in thousands)
Environmental reserves (Note 7)                         $13,342         $9,229
Other                                                     6,475             --
                                                        -------         ------
Total non-current liabilities                           $19,817         $9,229
                                                        =======         ======

NOTE 6. REVOLVING CREDIT AGREEMENTS

Sanmina's revolving line of credit with various banks is related to Hadco's Amended and Restated Revolving Credit Agreement, as amended (the "Credit Facility"). The Credit Facility provided, among other things, for direct borrowings for up to the lesser of $198.8 million or the Borrowing Base, as defined in the Credit Facility, and was to expire January 8, 2002. Interest on loans outstanding under the Credit Facility was payable at Sanmina's option at either (i) the Base Rate (as defined in the Credit Facility) or (ii) the Eurodollar Rate, plus the Applicable Eurodollar Rate Margin (both as defined in the Credit Facility). At September 30, 2000 and October 2, 1999, borrowings of none and $75.0 million, respectively, were outstanding under the Credit Facility. The weighted average interest rates for the years ending September 30, 2000 and October 2, 1999 were 6.18% and 6.31%, respectively. The Credit Facility was closed as of September 30, 2000.

Sanmina also has lines of credit arrangements with a Malaysian bank denominated in Malaysian ringgits and U.S. dollars for aggregate borrowings of approximately $3.6 million for the purpose of acquiring land, facilities and equipment for the Malaysian subsidiary. The arrangement is renewable annually. At September 30, 2000 and October 2, 1999 there were no amounts outstanding under this arrangement.

Essex AB ("Essex") has a line of credit arrangement with a Swedish bank denominated in Swedish Krona (SEK) for aggregate borrowings of up to SEK 300,000,000 (approximately $30 million). Borrowings outstanding on this line of credit arrangement are secured by all of the assets of Essex, accrues interest at the STIBOR (Stockholm InterBank Offered Rate) of 4.63% as of September 30, 2000, requires that Essex maintain certain financial ratios over a period of five years and is renewable annually. Essex was in compliance with these financial ratios as of fiscal years ended 2000 and 1999, respectively. As of September 30, 2000 and October 2, 1999, $4.9 million and $25.0 million, respectively, was outstanding under this line of credit.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Operating Leases -- Sanmina leases its facilities under operating leases expiring at various dates through 2009. Sanmina is responsible for utilities, maintenance, insurance and property taxes under the leases. Future minimum lease payments under operating leases are as follows:

FISCAL YEARS ENDING
-------------------
(in thousands)
2001                                                                    $ 23,482
2002                                                                      21,702
2003                                                                      19,867
2004                                                                      14,432
2005                                                                       8,041
Thereafter                                                                17,944
                                                                        --------
Future minimum lease payments                                           $105,468
                                                                        ========

Rent expense under operating leases was approximately $25.3 million, $23.1 million and $17.4 million for the years ended September 30, 2000, October 2, 1999 and September 30, 1998, respectively.

In November 1998, Sanmina entered into an operating lease agreement for a new corporate headquarters and new facilities for its principal Northern California assembly operations. This campus facility, which comprises approximately 330,000 square feet, is located in San Jose, California. A condition of this operating lease is that Sanmina pledges $52.9 million to the administrative agent until the end of the lease's initial term, which is included in long-term investments in the accompanying consolidated balance sheet.

Environmental Matters -- In March 1995, Hadco received a Record of Decision ("ROD") from the New York State Department of Environmental Conservation ("NYSDEC"), regarding soil and groundwater contamination at its Owego, New York facility. Based on a Remedial Investigation and Feasibility Study for apparent on-site contamination at that facility and a Focused Feasibility Study each prepared by environmental consultants of Hadco, the NYSDEC has approved a remediation program of groundwater withdrawal and treatment and iterative soil flushing. Hadco has executed a Modification of the Order on Consent to implement the approved ROD. Capital equipment for this remediation has already been acquired by Hadco, and future operation and maintenance costs, which will be incurred and expended over the estimated life of the program of the next 28 years, are estimated at between $40,000 and $100,000 per year. In the summer of 1998, NYSDEC took additional samples from a wetland area near Hadco's Owego facility. Analytical reports of earlier sediment samples indicated the presence of certain inorganics. The new samples showed elevated levels of certain metals, but NYSDEC has not made a determination as to the potential source of such metals, the remedial action to be taken, or the persons to undertake and/or pay for any remediation. There can be no assurance that Hadco and/or other third parties will not be required to conduct additional investigations and remediation at that location, the costs of which are currently indeterminable.

Hadco has commenced the operation of a groundwater extraction system at its Derry, New Hampshire facility to address certain groundwater contamination and migration control issues. It is not possible to make a reliable estimate of the length of time remedial activity will have to be performed. However, it is anticipated that the groundwater extraction system will be operated for at least 30 years. There can be no assurance that Hadco will not be required to conduct additional investigations and remediation relating to the Derry facility. The total costs of such groundwater extraction system and of conducting any additional investigations and remediation relating to the Derry facility are not fully determinable.

Several facilities owned or occupied by Elexsys at the time of its acquisition by Sanmina, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including contamination discovered at Elexsys' Irvine, California facility in 1989. Elexsys voluntarily installed a groundwater remediation system at the Irvine facility in 1994. Additional investigation is being undertaken by other parties in the area at the request of the California Regional Water Quality Control Board. It is unknown whether any additional remediation activities will be required as a result of such investigations or whether any third party claims will be brought against Sanmina alleging that they have been damaged in any way by the existence of the contamination at the Irvine facility. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and management does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated. Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to Sanmina's financial condition or consolidated statement of operations. However, in the event Sanmina is required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. Management is currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and Sanmina cannot determine from available test results what remediation activities, if any, are likely to be required. Management believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not harm Sanmina's business, financial condition and results of operations.

In November 1998, Sanmina acquired Altron Incorporated ("Altron"). Altron was advised in 1993 by Olin Corporation ("Olin") that contamination resulting from activities of prior owners of property owned by Olin and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although management believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but management does not anticipate that such costs, if any, will be material to its financial condition or results of operations.

Sanmina and its subsidiaries and predecessors have been named as potentially responsible parties at several other contaminated disposal sites as a result of the past disposal of hazardous waste by companies acquired by Sanmina or their corporate predecessors. Sanmina accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated.

Sanmina has been notified by the City of Santa Clara, California ("City") of a number of alleged wastewater discharge and other violations of environmental laws by one of Sanmina's plants. The City is seeking recovery for past costs incurred by the City in monitoring the plant's operations in the amount of approximately $200,000. The notice from the City sets forth that the penalties for the alleged violations could exceed $1,600,000. Sanmina has been cooperating with the City to review the plant's operations to determine if violations have occurred and to address concerns of the City with respect to plant operations. The City has notified

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sanmina that it could file a civil action to address the violations, but no civil suit has been filed to date.

From 1974 to 1980, Hadco operated a printed circuit manufacturing facility in Florida as a lessee. This property is the subject of a pending lawsuit in the circuit court for Broward County, Florida (the "Florida Lawsuit") and an investigation by the Florida Department of Environmental Protection ("FDEP"). In connection with the investigation, Hadco and others have participated in alternative dispute resolution regarding the site with an independent mediator. Mediation sessions began in 1992 and continued through May 1998. In June 1995, Hadco and Gould, Inc. ("Gould"), another prior lessee of the site, were joined as third-party defendants in the pending Florida Lawsuit by a party who had previously been named as a defendant when the Florida Lawsuit was commenced in 1993 by the FDEP. As a result of the mediation, a Settlement Agreement was entered into among Hadco, Gould and the FDEP in March 1999. The third-party complaints against Hadco and Gould in the pending Florida Lawsuit were dismissed. The Settlement Agreement provides that Hadco and Gould will undertake remedial action based on a Supplemental Contamination Assessment Report and a later Feasibility Study, which has been prepared by a consultant to Hadco and Gould and approved by the FDEP. The estimated cost of the recommended source removal described in the Feasibility Study is approximately $165,000, and for ongoing monitoring and remediation is approximately $2.1 million. Actual remedial activities have not yet commenced.

In March 1993, the EPA notified Hadco of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. The EPA identified Hadco as one of the 65 generators that had disposed the greatest amounts of materials at the site. Based on the total tonnage contributed by all generators, Hadco Santa Clara's share is estimated at approximately 0.48% of the total weight.

In June 1997, the United States District Court in Los Angeles, California approved and entered a Consent Decree among the EPA and 49 entities (including Hadco) acting through the Casmalia Steering Committee ("CSC"). The Consent Decree sets forth the terms and conditions under which the CSC will carry out work aimed at final closure of the site. Certain closure activities will be performed by the CSC. Later work will be performed by the CSC, if funded by other parties. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility.

The cost estimates relating to future environmental clean-up are subject to numerous variables, the effects of which can be difficult to measure, including the stage of the environmental investigations, the nature of potential remedies, possible joint and several liability, the magnitude of possible contamination, the difficulty of determining future liability, the time over which remediation might occur, and the possible effects of changing laws and regulations. The total reserve for environmental matters currently identified by Sanmina amounted to $17.9 million at September 30, 2000 and $15.4 million at October 2, 1999, of which $13.3 million and $9.2 million, respectively, are recorded as long term liabilities (Note 5). Management's estimates of reserves for environmental matters are based on assessments made by environmental consultants. Management believes the ultimate disposition of the above known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of Sanmina. However, one or more of such environmental matters could have a significant negative impact on the consolidated financial results for a particular reporting period.

The future costs in connection with the lawsuits described in the above paragraphs are currently indeterminable due to such factors as the unknown timing and extent of any future remedial actions which may be required, the extent of any liability of Sanmina and its acquired entities and of other potentially responsible parties, and the financial resources of the other potentially responsible parties. Management currently believes, based on the facts currently known to it, that it is probable that the ultimate dispositions of the above lawsuits will not have a material adverse effect on Sanmina's business and financial condition; however, there can be no assurance that this will be the case.

From time to time, Sanmina is a party to litigation which arises in the ordinary course of business. Sanmina believes that the resolution of this litigation will not materially harm Sanmina's business, financial condition or results of operations.

Litigation -- Refer to Environmental Matters (above) for description of Litigation matters

NOTE 8. RETIREMENT PLANS

Sanmina has various retirement plans that cover the majority of its employees. Sanmina's retirement plans permit participants to elect to have contributions made to the retirement plans in the form of reductions in salary under Section 401(k) of the Internal Revenue Code. Under the Sanmina retirement plans, Sanmina matches a portion of employee contributions. The amounts contributed by Sanmina and its acquired businesses as 401(k) matches against employee contributions were approximately $7.6 million, $6.4 million and $4.2 million during the fiscal years ended September 30, 2000, October 2, 1999 and September 30, 1998, respectively.

NOTE 9. ACQUISITIONS

On March 20, 1998, Hadco acquired all of the outstanding common stock of Continental Circuits Corp. ("Continental"). The acquisition was financed by Hadco's unsecured senior revolving credit facility with a group of banks. Hadco borrowed approxi-mately $220.0 million upon consummation of the Continental acquisition. The acquisition was accounted for as a purchase and, accordingly, Continental's operating results since the respective date of acquisition is included in the accompanying consolidated financial statements. The purchase price of the Continental acquisition was based on the fair value of the assets acquired and liabilities assumed at the acquisition date. A significant portion of the purchase price was identified in independent appraisals, using proven valuation procedures and techniques, as intangible assets. These intangible assets include approximately $63.1 million for Continental's acquired in-process research and development ("in-process R&D") for projects that did not have future alternative uses. This allocation represents the estimated fair value based on risk-adjusted cash flows related to the in-process R&D projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility, and the in-process R&D had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

The aggregate purchase price of $190.2 million, including acquisition costs, for the Continental acquisition was allocated as follows:

(in thousands)
Current assets                                                        $  24,056
Property, plant and equipment                                            67,144
Acquired intangibles                                                     46,190
In-process R&D                                                           63,050
Other assets                                                                233
Goodwill                                                                 55,864
Liabilities assumed                                                     (66,381)
                                                                      ---------
                                                                      $ 190,156
                                                                      =========

Unaudited pro forma operating results of Sanmina for the year ended September 30, 1998, assuming the Continental acquisition occurred on October 1, 1997, are as follows:

(in thousands, except per share amounts)
Revenue                                                               $1,994,817
Net income                                                                88,827
Diluted net income per share                                          $     0.70
Shares used in calculating per share amounts                             126,704

For purposes of these pro forma operating results, the in-process R&D for Continental of approximately $63.1 million, was assumed to have been written off prior to September 30, 1997, so that the operating results presented include only recurring costs.

In November 1997, Sanmina acquired Elexsys. Under the terms of the acquisition agreement, Sanmina's common stock was exchanged for all of Elexsys' outstanding common stock. Approximately 6.6 million shares of common stock were issued to acquire Elexsys. The acquisition was accounted for as a pooling-of-interests, and therefore, all prior periods presented were restated to combine the results of the two companies. In 1998, Sanmina recorded merger costs of $3.9 million related to the acquisition of Elexsys, of which $0.6 million was outstanding as of fiscal ended 1998. As of the end of fiscal year 1999, all amounts accrued for had been paid.

On February 23, 1998, Sanmina acquired Pragmatech, Inc. ("Pragmatech") in a stock purchase transaction. The purchase price was approximately $5.7 million. The acquisition, which was accounted for as a purchase, included the payment of cash and the assumption of liabilities. Accordingly, the results of operations for the year ended September 30, 1998, include the results of operations of this business from the date of acquisition. The purchase price was allocated to the net liabilities assumed on a fair value basis. The acquisition resulted in goodwill of $11.5 million, which was to be amortized over a ten year period. During fiscal 1999, Sanmina recorded an adjustment to write down the remaining $11.4 million of unamortized goodwill arising from the acquisition. The fair value of Pragmatech at the acquisition date was based on the estimated future cash flows to be generated from the assets based on reasonable and supportable assumptions. Financial projections prepared at the time of the acquisition of Pragmatech reflected Sanmina's belief that Sanmina would continue to provide electronics manufacturing services to existing Pragmatech customers and would grow the Pragmatech business at Pragmatech's existing facilities. However, the existing Pragmatech customer relationships could not be restructured to conform to Sanmina's pricing and revenue models, and as a result, the relationships with the former Pragmatech customers have terminated. In addition, Sanmina closed several of the former Pragmatech facilities in fiscal 1998. As a result of these operational factors, Sanmina's analysis of projected revenues, results of operations, and cash flows attributable to the few remaining Pragmatech customers did not support the carrying value of Pragmatech assets, including the unamortized goodwill.

The unaudited pro forma financial information for the year ended September 30, 1998 is presented below as if Pragmatech had been acquired on October 1, 1997:

(in thousands, except per share amounts)
Revenue                                                               $1,968,450
Net income                                                                30,643
Diluted net income per share                                          $     0.24
Shares used in calculating per share amounts                             126,704

In November 1998, Sanmina acquired Altron. Under the terms of the acquisition agreement, each share of Altron common stock was converted into 0.909 shares of Sanmina common stock. Approximately 14.4 million shares of common stock were issued to acquire Altron. The acquisition was accounted for as a pooling-of-interests, and therefore, all prior periods presented were restated to combine the results of the companies. Altron's year end was December 31. For purposes of the restatement, Altron's restated year ended September 30, 1998 was combined with Sanmina's year ended September 30, 1998 and Altron's years ended December 31, 1997 and December 31, 1996 were combined with Sanmina's year ended September 30, 1997 and September 30, 1996 respectively. As a result, the net sales and net income of Altron for the quarter ended December 31, 1997, have been included in both fiscal 1998 and

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1997. An adjustment of $3.2 million to account for the duplication of net income has been made to retained earnings in fiscal 1998. On December 28, 1998, Sanmina acquired Telo Electronics, Incorporated, a California corporation ("Telo"). Sanmina issued approximately 1.9 million shares of Sanmina common stock in exchange for 100% of the outstanding common stock of Telo. The acquisition was accounted for as a pooling of interests. Due to the immateriality of this acquisition to Sanmina's consolidated financial position and results of operations, Telo has been included in Sanmina's consolidated results of operations as of the beginning of fiscal 1999 (October 1, 1998), and therefore, amounts presented for periods prior to fiscal 1999 have not been restated to include Telo's historical results of operations.

In March 1999, Sanmina acquired Manu-Tronics, Incorporated, a Wisconsin corporation ("Manu-Tronics"). Sanmina issued approximately 1.7 million shares of Sanmina common stock in exchange for 100% of the outstanding common stock of Manu-Tronics. The acquisition was accounted for as a pooling-of-interests, and therefore, all prior periods presented were restated to combine the results of the two companies.

On August 4, 1999, Sanmina announced the agreement to acquire certain operations of Nortel Networks' Wireless Electro-Mechanical Subsystem Assembly ("EMSS"). As part of the agreement, Sanmina would acquire certain assets of Nortel Networks' EMSS operations in Calgary, Alberta, Canada, and Chateaudun, France. On October 1, 1999, Sanmina completed the acquisition of certain Calgary EMSS assets and liabilities for a purchase price of approximately $47.2 million, which was accounted for as a purchase. The purchase price was allocated to the net assets acquired, which consisted of inventories, equipment, and accrued payroll related expenses, on a fair value basis. The results of operations for the year ended October 2, 1999, include the results of operations of this business from the date of acquisition. The acquisition resulted in goodwill of $29.6 million, which is being amortized over a fifteen year period.

The unaudited pro forma financial information for the years ended October 2, 1999 and September 30, 1998 is presented below as if the Calgary EMSS operations had been acquired on October 1, 1997:

                                                            YEAR ENDED
                                                    -----------------------------
                                                    OCTOBER 2,      SEPTEMBER, 30
                                                       1999              1998
                                                    ----------      -------------
                                                        (in thousands, except
                                                          per share amounts)
Revenue                                             $2,528,124        $2,068,654
Net income                                             118,298            33,192
Diluted net income per share                        $     0.82        $     0.26
Shares used in calculating per share amounts           144,536           126,704

On June 1, 2000, Sanmina acquired Essex, an electronics manufacturing services ("EMS") supplier in Scandinavia. The transaction was structured as a stock-for-stock exchange and was accounted for as a pooling of interests. Under the terms of the acquisition agreement, each share of Essex common stock was converted into approximately 10.2 shares of Sanmina common stock. Approximately
2.0 million shares of Sanmina common stock were issued to acquire Essex. On June 23, 2000, Sanmina completed its acquisition of Hadco, a manufacturer of advanced electronic interconnect products. The acquisition was accounted for as a pooling of interests. Under the terms of the acquisition agreement, each outstanding share of Hadco common stock was converted into 1.4 shares of Sanmina common stock. Approximately 19.6 million shares of Sanmina common stock were issued to acquire Hadco.

As a result of the acquisitions of Essex and Hadco, Sanmina's historical financial statements have been restated retroactively to include the financial results of Essex and Hadco. Essex's results of operations for the years ended December 31, 1999 and 1998 and Hadco's results of operations for the years ended October 30, 1999 and October 31, 1998 have been combined with Sanmina's results of operations for the years ended October 2, 1999 and September 30, 1998, respectively. In addition, Essex's balance sheet as of December 31, 1999 and Hadco's balance sheet as of October 30, 1999 have been combined with Sanmina's balance sheet as of October 2, 1999. The fiscal years for Essex and Hadco were changed to coincide with Sanmina's year end beginning in fiscal 2000. Accordingly, an adjustment was made to retained earnings to eliminate the duplication of $6.3 million of net income for both Hadco and Essex, for the one month of Hadco operations and three months of Essex operations ended October 31, 1999 and December 31, 1999, respectively. Revenues for the one month of Hadco operations and the three months of Essex operations ended October 31,1999 and December 31, 1999, respectively, totaled approximately $163.2 million The restated financial information includes certain adjustments to eliminate the net sales between the combining companies and certain reclassifications to conform to Sanmina's financial statement presentation. No adjustments were necessary to conform the accounting policies of the combining companies.

As a result of the recent pooling of interests accounting for Essex and Hadco, and the prior pooling of interests accounting for Elexsys, Altron and Manu-Tronics, Sanmina has retroactively restated its historical results of operations to include the results of operations of all entities. The financial information presented gives effect to such restatement. A reconciliation of the net sales and net income for the year ended October 2, 1999 and September 30, 1998, to previously reported information, is as follows:

                                                         YEAR ENDED
                                               ---------------------------------
                                               OCTOBER 2,         SEPTEMBER 30,
                                                  1999                 1998
                                               -----------        --------------
                                                       (in thousands)
Net Sales:
     Sanmina                                   $ 1,214,744          $   722,581
     Elexsys                                            --                   --
     Altron                                             --              201,207
     Manu-Tronics                                       --               68,033
     Hadco                                       1,005,970              826,359
     Essex                                         176,409              124,685
  Eliminations                                      (3,140)              (1,411)
                                               -----------          -----------
     Combined                                  $ 2,393,983          $ 1,941,454
                                               ===========          ===========

                                                             YEAR ENDED
                                                    ------------------------------
                                                    OCTOBER 2,       SEPTEMBER 30,
                                                       1999              1998
                                                    ----------       -------------
                                                           (in thousands)
Net Income:
  Sanmina                                            $ 93,697          $ 68,151
  Elexsys                                                  --                --
  Altron                                                   --            13,088
  Manu-Tronics                                             --             4,390
  Hadco                                                21,964           (54,110)
  Essex                                                 2,606             1,679
                                                     --------          --------
     Combined                                        $118,267          $ 33,198
                                                     ========          ========

Included within plant closing, relocation, and merger costs are merger costs of $19.9 million and $5.5 million in 2000 and 1999, respectively. Merger costs of $19.9 million in 2000, consisted of fees for investment bankers, attorneys, accountants and other direct merger related expenses and relate to those acquisitions that were accounted for using the pooling of interests method. Merger costs of approximately $18.5 million were paid during fiscal year ended 2000. Merger costs of $5.5 million were also recorded and paid in 1999 and consisted of fees for investment bankers, attorneys, accountants and other direct merger related expenses and relate to those acquisitions that were accounted for using the pooling of interests method.

Sanmina has also completed several other smaller acquisitions. These transactions (see below) involved the purchase of either stock or assets in exchange for cash and were accounted for as purchase transactions. Pro forma statements of operations reflecting these acquisitions are not shown, as, in aggregate, they would not differ materially from reported results.

On October 5, 1999, Sanmina acquired Devtek Electronic Packaging Systems Division ("DEPS") of Devtek Electronics Enclosure, Inc.. The purchase price was approximately $26.5 million. The acquisition, which was accounted for as a purchase, included the payment of cash and the assumption of debt.

On November 3, 1999, Sanmina completed the acquisition of certain Chateaudun EMSS assets and liabilities of Nortel Networks for a purchase price of approximately $14.2 million, which was accounted for as a purchase. The purchase price was allocated to the net assets acquired, which consisted of inventories, equipment, and accrued payroll related expenses, on a fair value basis. The acquisition resulted in goodwill of $6.0 million, which will be amortized over fifteen years.

On March 1, 2000, Sanmina acquired certain printed circuit board assembly ("PCBA") manufacturing assets from Harris Corporation ("Harris") for a cash purchase price of approximately $1.7 million. This transaction was accounted for as a purchase. Under the terms of the agreement, Sanmina acquired Harris' PCBA manufacturing assets and inventory and will lease Harris' ISO 9002-certified, state-of-the art manufacturing facility in San Antonio, Texas. The agreement also includes a three-year strategic manufacturing partnership agreement for Harris to outsource its commercial PCBA manufacturing to Sanmina.

On March 6, 2000, Sanmina acquired Alcatel's North Carolina electronic enclosure systems facility for a purchase price of approximately $23.8 million. This transaction was accounted for as a purchase. The purchase price was allocated to the net assets acquired, which consisted of inventories, equipment, and accrued payroll related expenses, based on fair market value, resulting in goodwill of approximately $8 million, which will be amortized over a period of 10 years. The transaction also includes a three-year manufacturing service contract between Sanmina and Alcatel.

On June 27, 2000, Sanmina acquired Interworks Computer Products, Inc. ("Interworks") for a cash purchase price of approximately $45.0 million. Interworks is a designer and manufacturer of standard and custom modular subsystems, focused on meeting the growing needs of the networking equipment and communications sectors. This transaction was accounted for as a purchase. Interworks designs, manufactures, tests and distributes a complete line of Digital Signal Processor modular solutions and advanced memory products to leading electronics original equipment manufacturers serving the networking and telecommunications markets.

On July 10, 2000, Sanmina acquired a PCB assembly and system assembly facility located in Shenzhen, Guangdong province in China. The acquisition, was accounted for as a purchase, also includes administrative offices in Hong Kong and a branch procurement office in Taiwan. The purchase price was approximately $65.0 million in cash. The facilities in China include a manufacturing facility with administrative and dormitory buildings.

On August 4, 2000, Sanmina acquired certain Electronics Computer-Aided Design ("ECAD"), Electronics Systems Packaging Design ("ESP") and Product Integrity ("PI") operations from Nortel Networks. The agreement calls for the acquisition of test facilities and related equipment and would involve the transfer of employees in several expert physical design teams. The transaction was accounted for as a purchase. The purchase price for this acquisition was approximately $6.5 million in cash.

On September 30, 2000, Sanmina acquired the San Jose system integration and fulfillment operation of Lucent Technologies. The acquisition included the purchase of a manufacturing facility and related equipment and would involve the transfer of employees to Sanmina.

NOTE 10. PLANT CLOSING, RELOCATION, MERGER AND RESTRUCTURING COSTS

Plant closing, relocation, merger and restructuring costs consist of the following:

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        SEPTEMBER 30,     OCTOBER 2,     SEPTEMBER 30,
                                                            2000             1999             1998
                                                        -------------     ----------     -------------
Plant closing, relocation and restructuring costs
                                                           $27,338          $16,875          $4,536
Merger costs (Note 9)                                       19,863            5,479           3,945
                                                           -------          -------          ------
Total                                                      $47,201          $22,354          $8,481
                                                           =======          =======          ======

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In fiscal 1998, plant closing, relocation, merger and restructuring costs were approximately $8.5 million. Charges of $4.6 million were a result of Hadco consolidating several manufacturing facilities, $2.0 million related to the loss on abandoned assets, $1.2 million as a result of an approximate 3% reduction in workforce and $1.4 million related to lease termination costs on abandoned facilities, of which $0.9 million was outstanding as of the end of fiscal 1998.

In fiscal year ended 1999, Sanmina incurred plant closing and other relocation costs of $16.9 million. The charges were a result of Sanmina's acquisitions and Sanmina's planned relocation to a new campus facility. Sanmina closed certain manufacturing plants in Fremont, California and Woburn, Massachusetts and merged the operations from these facilities into existing manufacturing facilities within the same regions. These closures were made to eliminate duplicate facilities and other costs resulting from the merger with Altron. Concurrent with the plant closures, Sanmina reduced its workforce in the same regions by approximately 50 people. Plant closing, relocation and severance costs totaled $12.8 million, of which $10.8 million was paid during fiscal year ended 1999 and the balance of $2.0 million paid in fiscal year ended 2000. In conjunction with the closure of manufacturing facilities and Sanmina's planned relocation to its new campus facility in fiscal 2000, other non-recurring costs include payments required under lease contracts (less any applicable sublease income) after the properties are abandoned, any applicable lease buyout costs, restoration costs associated with certain lease arrangements and the costs to maintain facilities during the period after abandonment. Asset related write-offs consist of excess equipment and leasehold improvements to facilities that were abandoned and whose estimated fair market value is zero. Sanmina's move to the new campus facility commenced in fiscal 1999 and was completed in the second quarter of fiscal 2000. Noncancelable lease payments on vacated facilities were paid in full as of the end of fiscal 2000. Sanmina also discontinued the use of enterprise-wide software and hardware used internally by the acquired companies, as these were no longer required post acquisition. The closing of the plants discussed above, and the costs related to the integration of information systems and hardware, were all incurred in fiscal 1999. Total other non-recurring charges totaled $4.1 million, of which $0.5 million was paid during fiscal year ended 1999 and the balance in fiscal year ended 2000.

Restructuring charges of $27.3 million for 2000 are a result of Sanmina's acquisitions in June 2000 of Hadco and Essex. These costs represent executive and other severances related to actual and expected workforce attrition resulting from redundant activities, announced employee termination plans and expected synergies with the acquired companies. Sanmina expects attrition in the acquired companies of approximately 885 people. At the end of fiscal 2000, Sanmina had recognized attrition of 13 people in the acquired companies' work forces. Severance costs of approximately $11.8 million were paid out as of the end of fiscal 2000, of which approximately $11.6 million was deposited into a trust for executive severance.

NOTE 11. STOCKHOLDERS' EQUITY

Common Stock -- In June 1998 and March 2000, Sanmina effected a two-for-one stock split payable in the form of a dividend. Accordingly, all share and per share data has been adjusted to retroactively reflect the stock splits. On February 8, 2000, Sanmina completed a public offering of 9,550,000 shares of common stock at $59.00 per share for the aggregate gross proceeds of $563.5 million.

SANMINA STOCK OPTION PLANS

Stock Option Plans -- The 1990 Incentive Stock Plan (the "Plan") provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of Sanmina's Common Stock at amounts not less than 100% of the fair market value of the shares on the date of the grant.

On January 29, 1999, shareholders approved an amendment to adopt Sanmina's 1999 Stock Plan (the "1999 Plan"). The 1999 Plan provides for the grant of incentive stock options, non-statutory stock options, and stock purchase rights to employees and other qualified individuals to purchase shares of Sanmina's Common Stock generally at amounts not less than 100% of the fair market value of the shares on the date of the grant. In the event a grant is priced at a level below the, then current market value on the date of grant, Sanmina records the corresponding deferred compensation.

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

Options vest as determined by the Board of Directors and in no event may an option have a term exceeding ten years from the date of the grant. Option activity under the Sanmina option plans is as follows:

                                                             OPTIONS OUTSTANDING
                                                      ----------------------------------
                                                                        WEIGHTED AVERAGE
                                                         SHARES         EXERCISE PRICE
                                                      -----------       ----------------
Balance at September 30, 1997                           9,900,284             6.35
  Granted                                               3,671,400            17.05
  Exercised                                            (2,078,358)            3.94
  Cancelled                                              (517,578)           10.53
                                                      -----------           ------
Balance at September 30, 1998                          10,975,748            10.20
                                                      -----------           ------
  Altron Plan                                           1,932,892            12.63
  Granted                                               3,960,122            23.25
  Exercised                                            (2,494,248)            9.83
  Cancelled                                            (1,233,464)           17.83
                                                      -----------           ------
Balance at October 2, 1999                             13,141,050            13.79
                                                      -----------           ------
  Hadco Plan                                            1,548,491            29.18
  Granted                                               4,739,200            54.70
  Exercised                                            (2,727,967)           14.46
  Cancelled                                            (1,088,947)           27.74
                                                      -----------           ------
Balance at September 30, 2000                          15,611,827           $26.62
                                                      ===========           ======

The following table summarizes information regarding stock options outstanding under the Sanmina option plans at September 30, 2000:

                 OPTIONS OUTSTANDING                            OPTIONS VESTED AND EXERCISABLE
----------------------------------------------------    --------------------------------------------------
                                        WEIGHTED
      RANGE                              AVERAGE           WEIGHTED                            NUMBER
   OF WEIGHTED         NUMBER           REMAINING          AVERAGE        NUMBER VESTED        VESTED
 EXERCISE PRICES     OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE   AND EXERCISABLE   EXERCISE PRICE
-----------------    -----------    ----------------    --------------   ---------------   ---------------
$ 0.25 -- $  7.13     3,178,500           4.51              $ 4.75          3,060,939          $ 4.68
$ 8.75 -- $ 16.16     3,860,296           6.91              $12.74          2,172,242          $12.50
$16.23 -- $ 30.57     3,426,506           7.49              $23.07          1,541,159          $22.57
$30.75 -- $ 50.94     3,450,455           8.92              $40.94          1,156,980          $37.70
$51.47 -- $113.13     1,696,070           9.71              $77.18              1,744          $62.23
                     ----------                                             ---------
$ 0.25 -- $113.13    15,611,827           7.30              $26.62          7,933,064          $15.12
                     ==========                                             =========

The number of exercisable options and the weighted average exercise price as of October 2, 1999 and September 30, 1998 were 5,728,870 at $8.46 per share and 4,550,614 at $7.04 per share, respectively.

Sanmina Employee Stock Purchase Plan -- Sanmina's employee stock purchase plan (the "Purchase Plan") provides for the issuance of up to 4,600,000 shares of common stock. Under the Purchase Plan, employees may purchase, on a periodic basis, a limited number of shares of common stock through payroll deductions over a six-month period. The per share purchase price is 85% of the fair market value of the stock at the beginning or end of the offering period, whichever is lower. As of September 30, 2000, 3,844,203 shares had been issued under the Purchase Plan.

Hadco Employee Stock Purchase Plan -- Hadco's Employee Stock Purchase Plan ("ESP Plan") was approved by the stockholders in March 1998 to allow eligible employees, as defined in the ESP Plan, to purchase shares of common stock during one or more six-month periods through payroll deductions. Shares were purchased at 85% of fair value, as defined. A total of 700,000 shares of common stock were reserved for purchase under the ESP Plan. During fiscal 2000, 1999 and 1998, Hadco issued 148,496, 189,882 and 80,116 shares, respectively, under the ESP Plan. At September 30, 2000, Sanmina has closed the plan. Shares that were available for purchase under the ESP Plan have expired.

As of September 30, 2000, Sanmina has reserved the following shares of authorized but unissued common:

Convertible subordinated debt                                         13,383,668
Stock option plans                                                     7,907,897
Employee stock purchase plan                                             755,797
                                                                      ----------
                                                                      22,047,362
                                                                      ==========

Stock-based Compensation -- Sanmina accounts for its stock option plans and employee stock purchase plan under APB Opinion No. 25 and related interpretations. In fiscal 2000, Sanmina recorded deferred compensation related to stock options granted below the fair market value at the measurement date. This amount will be amortized over the five year vesting period. Had compensation cost for all plans been determined consistent with SFAS No. 123, Sanmina's net income and net income per share would have been reduced to the following pro forma amounts:

                                                              YEAR ENDED
                                            -----------------------------------------------
                                            SEPTEMBER 30,     OCTOBER 2,      SEPTEMBER 30,
                                                2000             1999             1998
                                            -------------     ----------      -------------
                                                (in thousands, except per share data)
Net income:
  As reported                                 $192,334         $118,267         $ 33,198
  Pro forma                                     85,681           72,719            7,452
Basic EPS:
  As reported                                 $   1.31         $   0.86         $   0.27
  Pro forma                                       0.58             0.53             0.06
Diluted EPS:
  As reported                                 $   1.24         $   0.82         $   0.26
  Pro forma                                       0.55             0.50             0.06

                              SANMINA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average fair values of options granted by Sanmina during fiscal 2000, 1999 and 1998 was $54.70, $23.27 and $9.25 per share, respectively. The weighted average for values of options granted by Altron during fiscal 1998 was $8.88. The weighted average fair values of options granted by Hadco during fiscal 1999 and 1998 was $13.55 and $24.17 per share, respectively. The fair value of each stock option granted or stock issued under the employee stock purchase plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants or issuances in fiscal 2000, 1999 and 1998, respectively.

                                                                          YEAR ENDED
                                                         -----------------------------------------------
                                                         SEPTEMBER 30,     OCTOBER 2,     SEPTEMBER 30,
                                                             2000             1999             1998
                                                         -------------   --------------   --------------
Volatility.............................................        67%         53% --   64%     47% --   75%
Risk-free interest rate................................      5.75%       5.20% -- 6.00%   4.81% -- 6.08%
Dividend yield.........................................         0%              0%              0%
Expected lives (management and directors) beyond
  vesting..............................................     1.1 years       0.8 years        0.6 years
Expected lives (employees) beyond vesting..............     0.5 years       0.3 years        0.3 years

NOTE 12. INCOME TAXES

The provision for income taxes consists of the following:

                                                                  YEAR ENDED
                                               -------------------------------------------------
                                               SEPTEMBER 30,      OCTOBER 2,       SEPTEMBER 30,
                                                   2000              1999              1998
                                               -------------     ------------      -------------
                                                                (in thousands)
Federal
  Current                                       $ 145,377          $ 62,634          $ 55,414
  Deferred                                        (44,314)           (8,774)           (9,409)
                                                ---------          --------          --------
                                                  101,063            53,860            46,005
                                                ---------          --------          --------
State
  Current                                          27,829            16,094             8,924
  Deferred                                         (4,023)           (1,281)           (1,298)
                                                ---------          --------          --------
                                                   23,806            14,813             7,626
                                                ---------          --------          --------
Foreign                                             8,077             1,123               700
                                                ---------          --------          --------
Total provision for income taxes before
  extraordinary items                             132,946            69,796            54,331
Less tax benefit of extraordinary
  items                                            (3,039)               --                --
                                                ---------          --------          --------
Total provision for income taxes                $ 129,907          $ 69,796          $ 54,331
                                                =========          ========          ========

The components of the deferred income tax assets and liabilities are as follows:

                                                                AS OF
                                                    -----------------------------
                                                    SEPTEMBER 30,      OCTOBER 2,
                                                        2000              1999
                                                    -------------      ----------
                                                            (in thousands)
Deferred tax assets:
  Reserves not currently deductible                   $ 55,481          $ 25,072
  State income taxes                                     5,954             3,778
  Accruals                                              17,190             3,032
  Depreciation                                           2,722               908
  Net operating loss carryforwards                       1,851             2,159
  Tax credit carryforwards                                  --               368
  Deferred compensation                                  2,229             1,465
  Other                                                     --               159
                                                      --------          --------
  Total deferred income tax asset                       85,427            36,941
Valuation allowance                                         --            (2,527)
                                                      --------          --------
Net deferred income tax asset                         $ 85,427          $ 34,414
                                                      ========          ========
Deferred Tax Liabilities:
  Acquisition related intangibles                     $(42,755)         $(39,713)
  Depreciation differences                             (18,979)          (17,629)
  Other                                                     --            (1,716)
                                                      --------          --------
     Total gross deferred tax liability               $(61,734)         $(59,058)
                                                      ========          ========

As of October 2, 1999, the valuation allowance provided a reserve against deferred tax assets that may have expired or became unutilized by Sanmina. In accordance with SFAS No. 109 "Accounting for Income Taxes," Sanmina believed it was more likely than not that Sanmina would not realize a portion of the benefits of these deferred tax assets, and accordingly, had provided a valuation allowance for them. As of September 30, 2000, Sanmina now believes that it that it is more likely than not that Sanmina will utilize its foreign net operating loss carryforwards and as such has removed the valuation allowance previously booked against them.

The tax rate used in the computation of the provision for federal and state income taxes differs from the statutory federal and state rates due to the following:

                                                                YEAR ENDED
                                                    ----------------------------------
                                                     2000          1999          1998
                                                    ------        ------        ------
Federal tax at statutory rate                        35.00%        35.00%        35.00%
State income taxes, net of federal benefit            5.06          5.23          4.50
Foreign subsidiary loss                               0.29          0.19          0.27
Effect of non-deductible goodwill amortization        0.97          0.63          1.30
Tax exempt interest income                           (0.19)        (0.44)        (0.48)
Foreign sales corporation benefit                    (0.75)        (0.89)        (0.71)
Tax credits                                          (0.46)        (0.19)        (0.53)
Change in valuation allowance                        (0.67)        (1.46)        (7.70)
Other                                                 1.05         (0.96)         4.43
                                                    ------        ------        ------
Provision for income taxes                           40.30%        37.11%        36.08%
                                                    ======        ======        ======

The provision for income taxes in 1998 is calculated on income before provision for taxes without taking into account the write-off of acquired in-process R&D. This write-off was $63.1 million for 1998. Income before the provision for income taxes excluding the write-off would have been $150.6 million for 1998.

NOTE 13. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Sanmina adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during fiscal 1999. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about product and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or decision making group, in deciding how to allocate resources and in assessing performance.

Sanmina's chief operating decision maker is the Chief Operating Officer. Based on the evaluation of financial information, including the financial information related to Hadco and Essex, by the Chief Operating Officer, management currently believes that Sanmina operates in two geographic segments, domestic (U.S.A.) and foreign operations. Revenues are attributable to the country in which the product is manufactured. During fiscal 2000, 1999 and 1998, there were no material assets or revenues from any individual foreign country. Each segment manufactures, tests and services a full spectrum of complex printed circuit boards, custom backplane interconnect devices, and electronic assembly services. The chief operating decision maker evaluates performance based upon each segment's operating income. Operating income is defined as income before interest income or interest expense and taxes.

Although Sanmina seeks to diversify its customer base, a small number of customers are responsible for a significant portion of Sanmina's net sales. During fiscal 2000, 1999 and 1998, sales to Sanmina's ten largest customers accounted for 55.8%, 48.9% and 43.7% respectively, of Sanmina's net sales. In 2000, sales to Sanmina's largest customer represented 12.3% of net sales. In 1999 and 1998, no single customer accounted for more than 10.0% of net sales.

The following summarizes financial information by geographic segment:

                                                              YEAR ENDED
                                           ----------------------------------------------------
                                           SEPTEMBER 30,       OCTOBER 2,         SEPTEMBER 30,
                                               2000               1999                1998
                                           -------------       ----------         -------------
                                                             (in thousands)
Net Sales
  Domestic                                  $3,181,949         $2,136,525         $ 1,769,365
  International                                729,610            257,458             172,089
                                            ----------         ----------         -----------
     Total                                  $3,911,559         $2,393,983         $ 1,941,454
                                            ==========         ==========         ===========
Operating Income
  Domestic                                  $  301,389         $  208,140         $   113,021
  International                                 29,939              2,973              (4,000)
                                            ----------         ----------         -----------
     Total                                  $  331,328         $  211,113         $   109,021
                                            ==========         ==========         ===========

                                                                          AS OF
                                                           ------------------------------------
                                                             2000          1999          1998
                                                           --------      --------      --------
                                                                      (in thousands)
Long Lived Assets (excludes goodwill and intangibles)
  Domestic                                                 $631,139      $547,308      $464,774
  International                                             104,554        74,930        78,478
                                                           --------      --------      --------
          Total                                            $735,693      $622,238      $543,252
                                                           ========      ========      ========

Depreciation and amortization
  Domestic                                                 $144,418      $111,582      $ 95,406
  International                                              12,838        13,135         9,590
                                                           --------      --------      --------
          Total                                            $157,256      $124,717      $104,996
                                                           ========      ========      ========

Capital expenditures
  Domestic                                                 $150,927      $126,181      $128,269
  International                                              47,740         9,430        20,869
                                                           --------      --------      --------
          Total                                            $198,667      $135,611      $149,138
                                                           ========      ========      ========

NOTE 14. SUBSEQUENT EVENTS (UNAUDITED)

In October 2000, Sanmina entered into an arrangement to acquire a 49.9% equity ownership in INBOARD, a wholly owned subsidiary of Siemens AG. INBOARD is a manufacturer of complex printed circuit boards.

On December 13, 2000, Sanmina's Board of Directors approved a two-for-one split of Sanmina's common stock. The split is payable, on or about January 8, 2001, in the form of a 100% stock dividend to shareholders of record on December 18, 2000.

                              SANMINA CORPORATION

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Sanmina Corporation:

We have audited the accompanying consolidated balance sheets of Sanmina Corporation (a Delaware Corporation) and subsidiaries as of September 30, 2000 and October 2, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanmina Corporation and subsidiaries as of September 30, 2000 and October 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.

                                       /s/ ARTHUR ANDERSEN LLP
                                       -----------------------------------------
                                           Arthur Andersen LLP

San Jose, California
October 20, 2000